Filed by: METRO INC.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: The Jean Coutu Group (PJC) Inc.

A registration statement is expected to be filed by METRO INC.

On October 6, 2017, METRO INC. (“METRO”) first used or made available the following communications:

1.	Form 51-102F3, Material Change Report, filed on SEDAR on October 6, 2017; and

2.	Combination Agreement, dated October 2, 2017, between METRO INC. and The Jean Coutu Group (PJC) Inc., filed on SEDAR on October 6, 2017.

NOTICE TO U.S. HOLDERS

METRO is planning to file a registration statement on Form F-8 or F-80, which will include an Offering Circular and related Documents, with the United States Securities and Exchange Commission (“SEC”) in respect of shares of METRO to be offered or issued in the Transaction to US holders of Jean Coutu Group shares. INVESTORS AND SHAREHOLDERS ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other related filings, at the SEC’s website (www.sec.gov).

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell the Jean Coutu Group shares or an offer to sell or a solicitation of an offer to buy METRO shares.

[Materials begin on the following page]

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

METRO INC. (“Metro”)

11011, boul. Maurice-Duplessis

Montréal (Québec) H1C 1V6

Item 2	Date of Material Change

October 2, 2017.

Item 3	News Release

A press release describing the material change was issued via the CNW news service on October 2, 2017.

A copy of the press release is also available on SEDAR at www.sedar.com under Metro’s profile.

Item 4	Summary of Material Change

On October 2, 2017, Metro and The Jean Coutu Group (PJC) Inc. (the “Jean Coutu Group”) announced that they had entered into a definitive combination agreement (the “Combination Agreement”) pursuant to which Metro will acquire all of the outstanding Jean Coutu Group Class A subordinate voting shares and all of the outstanding Jean Coutu Group Class B shares (collectively, the “Jean Coutu Group Shares”) for $24.50 per Jean Coutu Group Share, representing a total consideration of approximately $4.5 billion, subject to regulatory and Jean Coutu Group shareholder approvals (the “Transaction”). Under the terms of the Transaction, Jean Coutu Group shareholders (“Jean Coutu Group Shareholders”) will receive an aggregate consideration which will consist of 75% in cash and 25% in Metro common shares (“Metro Shares”).

Under the terms of the Transaction, Jean Coutu Group Shareholders will be entitled to elect to receive $24.50 per Jean Coutu Group Share in cash or 0.61006 of a Metro Share for each Jean Coutu Group Share, subject to proration such that the aggregate consideration to be paid to Shareholders will be 75% in cash and 25% in Metro Shares.

The Transaction will be structured as an amalgamation under Chapter XI of the Business Corporations Act (Québec) (the “QBCA”) and will be subject to the approval of 66 2/3% of the votes cast by Jean Coutu Group Shareholders, voting together as a single class, at a special meeting of Jean Coutu Group Shareholders expected to be held in November 2017 (the “Special Meeting”). In addition to Jean Coutu Group Shareholders’ approval, the Transaction is subject to regulatory approvals and approval by the Toronto Stock Exchange (the “TSX”) for the listing of the Metro Shares to be issued and certain other customary closing conditions. The Combination Agreement between the Jean Coutu Group and Metro provides for a non-solicitation covenant in favour of Metro. A termination fee of $135 million is also payable to Metro in certain circumstances. Closing of the Transaction is expected to occur in the first half of 2018.

The Board of Directors of the Jean Coutu Group (the “Board of Directors”), having received a unanimous recommendation from a special committee comprised solely of independent directors (the “Special Committee”), has unanimously approved the Transaction and recommends that Jean Coutu Group Shareholders vote in favour of the Transaction. The Coutu family and affiliated entities, which hold Jean Coutu Group Shares representing 93% of the aggregate voting rights attached to all Jean Coutu Group Shares, have entered into irrevocable support and voting agreements (the “Irrevocable Support and Voting Agreements”) pursuant to which they have agreed to vote all of their Jean Coutu Group Shares in favour of the Transaction at the Special Meeting. In addition, directors and senior officers of the Jean Coutu Group that beneficially own Jean Coutu Group Shares have also entered into support and voting agreements pursuant to which, subject to certain terms and conditions, they have agreed to vote all of their Jean Coutu Group Shares in favour of the Transaction at the Special Meeting (the “D&O Support and Voting Agreements”, and together with the Irrevocable Support and Voting Agreements, the “Support and Voting Agreements”).

Item 5	Full Description of Material Change

5.1     Full Description of Material Change

The Transaction

On October 2, 2017, Metro entered into the Combination Agreement with the Jean Coutu Group pursuant to which the Jean Coutu Group and Metro will combine their businesses. The Transaction will be implemented by way of an amalgamation under Chapter XI of the QBCA pursuant to the terms of an amalgamation agreement (the “Amalgamation Agreement”) to be entered into between the Jean Coutu Group, a direct newly-incorporated wholly-owned subsidiary of Metro (“Metro Subco”) and certain Qualifying Holdcos (as defined in the Combination Agreement). Assuming the Transaction is completed, the Jean Coutu Group will become a direct wholly-owned subsidiary of Metro through the amalgamation of the Jean Coutu Group, Metro Subco and the Qualifying Holdcos.

Upon the effectiveness of the Transaction, and subject to the terms and conditions of the Combination Agreement and the Amalgamation Agreement, the Jean Coutu Group Shareholders will receive, at the election of each Jean Coutu Group Shareholder, $24.50 per Jean Coutu Group Share in cash or 0.61006 of a Metro Share for each Jean Coutu Group Share, subject to proration, such that the aggregate consideration to be paid to Jean Coutu Group Shareholders will be 75% in cash and 25% in Metro Shares.

In addition, under the terms of the Transaction, each outstanding option to purchase Jean Coutu Group Shares (an “Option”), whether or not then vested, that has not been exercised prior to the effective date of the Transaction (the “Effective Date”), will be surrendered to the Jean Coutu Group for cancellation in exchange for a cash payment by the Jean Coutu Group in an amount equal to the difference between $24.50 and the exercise price for such Option. Each Option, whether or not then vested, that has not been exercised prior to the Effective Date and that has an exercise price that is equal to or greater than $24.50 will be cancelled and terminated. Each outstanding deferred share unit, stock appreciation right and performance-based share, whether or not then vested, that has not been exercised prior to the Effective Date, will be surrendered to the Jean Coutu Group for cancellation in exchange for a cash payment by the Jean Coutu Group in an amount equal to $24.50, subject, in respect of the performance-based shares, to certain adjustments based on the achievement of performance criteria. The stock option plan, deferred share unit plan, stock appreciation right plan and performance-based share plan of the Jean Coutu Group will be terminated.

The Transaction is subject to a number of conditions, including, among others (1) the approval of the Transaction by two-thirds of the votes cast by Jean Coutu Group Shareholders voting as a single class at the Special Meeting (Jean Coutu Group Class A subordinate voting shares being entitled to one (1) vote per share and Jean Coutu Group Class B shares being entitled to ten (10) votes per share); (2) regulatory approvals and conditional approval of the listing of the Metro Shares on the TSX; (3) the absence of a Material Adverse Effect (as defined in the Combination Agreement) with respect to each party; and (4) other customary closing conditions.

The Combination Agreement contains customary representations and warranties made by each of the Jean Coutu Group and Metro and also contains customary covenants, including, among others, agreements by the Jean Coutu Group to conduct its business in the ordinary course consistent with past practice during the period between the execution of the Combination Agreement and the Effective Date and to not engage in certain kinds of transactions or take certain actions during this period unless consented to in writing by the other party.

The Jean Coutu Group is subject to restrictions on its ability to initiate, solicit, encourage or facilitate proposals from third parties with respect to transactions involving the sale of the Jean Coutu Group (an “Acquisition Proposal”). However, the Jean Coutu Group and its representatives may, prior to the receipt of required approval of the Transaction by the Jean Coutu Group Shareholders, engage in or participate in discussions or negotiations with third parties that submit a written Acquisition Proposal that the Board of Directors has determined, in good faith, after consultation with outside legal and financial advisors, constitutes or could reasonably be expected to lead to a transaction that is more favourable from a financial point of view to the Jean Coutu Group Shareholders (a “Superior Proposal”). In addition, if the Jean Coutu Group receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Transaction by Jean Coutu Group Shareholders, the Board of Directors may change its recommendation or, if the Irrevocable Support and Voting Agreements have been terminated in accordance with their terms, may change its recommendation and authorize the Jean Coutu Group to terminate the Combination Agreement in order to enter into a definitive agreement with respect to such Superior Proposal. However, notwithstanding any such change in recommendation, unless Metro has terminated the

Combination Agreement, the Jean Coutu Group shall continue to take all steps reasonably necessary to hold the Special Meeting in connection with the Transaction and to cause the resolution in respect of the Transaction to be voted on at such meeting.

In the event that the Jean Coutu Group terminates the Combination Agreement as a result of the Jean Coutu Group receiving an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Transaction by the Jean Coutu Group Shareholders and further to the termination of the Irrevocable Support and Voting Agreements in accordance with their terms, the Jean Coutu Group may be obligated to pay a $135 million termination fee to Metro (which amount, if paid, is agreed to be the sole remedy of Metro against the Jean Coutu Group, its subsidiaries and their respective representatives, acting in such capacity).

In the event that the Combination Agreement is terminated (1) by Metro as a result of a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Jean Coutu Group (provided that Metro is not otherwise in default of its obligations under the Combination Agreement), or (2) by either the Jean Coutu Group or Metro as a result of (a) the occurrence of the Outside Date (as defined in the Combination Agreement) or (b) the failure by the Jean Coutu Group Shareholders to approve the Transaction, the Jean Coutu Group may be obligated to pay a $135 million termination fee to Metro (which amount, if paid, is agreed to be the sole remedy of Metro against the Jean Coutu Group, its subsidiaries and their respective representatives, acting in such capacity), provided in each case that an Acquisition Proposal must have been made or publicly announced by any third party and that such Acquisition Proposal is consummated within a period of 365 days from the date of exercise of such termination.

In addition, in the event that the Combination Agreement is terminated by either the Jean Coutu Group or Metro because of (1) the occurrence of the Outside Date or (2) a breach by the other party of its representations, warranties or covenants in the Combination Agreement, Jean Coutu or Metro, as applicable, will be obligated to pay the other party up to $20 million to reimburse expenses, provided that the party seeking to terminate the Combination Agreement is not then in default of its obligations under the Combination Agreement.

Subject to certain limitations, each party may also terminate the Combination Agreement if the Transaction is not consummated by the Outside Date (June 4, 2018), which date can be extended by the mutual agreement of the parties.

Fairness Opinions and Board Recommendation

The financial advisor to the Jean Coutu Group, National Bank Financial Inc., has provided an opinion to the Board of Directors and the Special Committee, and the independent financial advisor to the Special Committee, TD Securities Inc., has provided an opinion to the Special Committee, each to the effect that, subject to the assumptions, limitations and qualifications set out in such opinions, the consideration to be received by Jean Coutu Group Shareholders in connection with the Transaction is fair, from a financial point of view, to such shareholders.

After considering, among other things, the fairness opinion of National Bank Financial Inc., and the unanimous recommendation of the Special Committee (which had reviewed the fairness opinion of TD Securities Inc.) which was formed to consider the Transaction, the Board of Directors unanimously concluded that the Transaction and the execution of the Combination Agreement are in the best interests of the Jean Coutu Group and authorized the execution by the Jean Coutu Group of the Combination Agreement and all related agreements. The Board of Directors unanimously recommends that the Jean Coutu Group Shareholders vote in favour of the special resolution to approve the Transaction.

Metro Governance

At the Effective Date, Metro will cause two persons designated by the Jean Coutu Group to join the board of directors of Metro.

Support and Voting Agreements

The Coutu family and affiliated entities, which hold Jean Coutu Group Shares representing 93% of the aggregate voting rights attached to all Jean Coutu Group Shares, have entered into the Irrevocable Support and Voting Agreements pursuant to which they have agreed to vote all of their Jean Coutu Group Shares in favour of the Transaction at the Special Meeting. In addition, directors and senior officers of the Jean Coutu Group that beneficially own Jean Coutu Group Shares entered into the D&O Support and Voting Agreements pursuant to which, subject to certain terms and conditions, they have agreed to support and vote all of such individual’s Jean Coutu Group Shares in favour of the resolution in respect of the Transaction.

Jean Coutu Group Shareholders’ Meeting

Further information regarding the Transaction will be contained in a management proxy circular that the Jean Coutu Group will prepare, file and mail to Jean Coutu Group Shareholders in advance of the Special Meeting. A copy of the management proxy circular will be available on the Jean Coutu Group’s SEDAR profile at www.sedar.com.

The foregoing description of the Transaction, of the Combination Agreement and of the Support and Voting Agreements, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Combination Agreement and of the Voting and Support Agreements. A copy of the Combination Agreement has been filed on Metro’s SEDAR profile and is available for viewing at www.sedar.com and copies of the Voting and Support Agreements have been filed on the Jean Coutu Group’s SEDAR profile and are available for viewing at www.sedar.com.

5.2     Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Further information regarding the matters described in this report may be obtained from Simon Rivet, Vice President, General Counsel and Corporate Secretary. Mr. Rivet is knowledgeable about the details of the material change and may be contacted at 514-356-5823.

Item 9	Date of Report

October 6, 2017.

Cautionary Note Regarding Forward-Looking Statements

This material change report includes “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this material change report, including statements regarding the prospects of the industry and prospects, plans, financial position and business strategy of Metro may constitute forward-looking statements within the meaning of the Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “potential”, “project”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms, variations of them, similar terminology or the use of future tenses. These forward-looking statements are not facts or guarantees of future performance, but only reflections of estimates and expectations of Metro’s management and involve a number of risks, uncertainties, and assumptions.

Although Metro believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a number of factors that could cause actual results to differ materially from the expectations of Metro’s management as set forth in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties discussed in the “Risk Management” section of the 2016 Annual Report filed with Canadian securities regulatory authorities. More particularly and without limitation, this material change report contains forward-looking statements and information concerning: statements or implications about the anticipated benefits of the Transaction for Metro and the Jean Coutu Group and their respective shareholders, employees and pharmacists including future financial and operating results, the Metro’s plans, objectives, expectations and intentions; the anticipated timing for the Jean Coutu Group Special Meeting and the anticipated timing for the completion of the Transaction.

In respect of the forward-looking statements and information concerning the anticipated benefits of the proposed Transaction, the anticipated timing for the Special Meeting and the anticipated timing for the completion of the Transaction, Metro has provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory and shareholder approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction; and other expectations and assumptions concerning the Transaction. The anticipated timing to hold the shareholder meeting may change for a number of reasons. Although Metro believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Accordingly, investors and others are cautioned that undue reliance should not be placed on any forward-looking statements.

Risks and uncertainties inherent in the nature of the Transaction include without limitation the failure of the parties to obtain the necessary shareholder and regulatory approvals, including regulatory approvals and approval by the TSX, or to otherwise satisfy the conditions to the completion of the Transaction, in a timely manner, or at all; significant transaction costs or unknown liabilities; failure to realize the expected benefits of the Transaction; and general economic conditions. Failure to obtain the necessary shareholder and regulatory approvals, or the failure of the parties to otherwise satisfy the conditions to or complete the Transaction, may result in the Transaction not being completed on the proposed terms, or at all. There can be no assurance that the anticipated strategic benefits and operational, competitive and cost synergies resulting from the Transaction will be realized.

The forward-looking statements contained in this material change report are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this material change report or other specified date and speak only as of such date. Metro expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

EXECUTION COPY

METRO INC.

- and -

THE JEAN COUTU GROUP (PJC) INC.

COMBINATION AGREEMENT

October 2, 2017

- i -

5.15	TSX De-Listing	43

ARTICLE 6 CONDITIONS		43

6.1	Mutual Conditions Precedent	43
6.2	Additional Conditions Precedent to the Obligations of Metro	43
6.3	Additional Conditions Precedent to the Obligations of PJC	44
6.4	Notice and Cure Provisions	45
6.5	Satisfaction of Conditions	46

ARTICLE 7 TERMINATION		46

7.1	Term	46
7.2	Termination	46
7.3	Expenses and Termination Fee	48

ARTICLE 8 GENERAL		49

8.1	Amendment	49
8.2	Schedules	49
8.3	Notices	50
8.4	Assignment	52
8.5	Cooperation / Further Assurances	52
8.6	Expenses	52
8.7	Governing Law	52
8.8	Forum; Jurisdiction	52
8.9	Invalidity of Provisions	52
8.10	Counterparts	52
8.11	Investigation by Parties	53
8.12	Time	53
8.13	Specific Performance and other Equitable Rights	53
8.14	No Third Parties Beneficiaries	53
8.15	Waiver	53
8.16	Language	53

- ii -

SCHEDULES

Schedule A	Irrevocable Supporting PJC Shareholders
Schedule B	D&O Supporting PJC Shareholders
Schedule 1.1.10	Amalgamation Agreement
Schedule 1.1.11	Amalgamation Resolution
Schedule 3.1	Representations and Warranties of PJC
Schedule 3.2	Representations and Warranties of Metro

- iii -

COMBINATION AGREEMENT

THIS COMBINATION AGREEMENT made as of the 2nd day of October, 2017,

BETWEEN:	METRO INC., a corporation existing under the laws of Québec (hereinafter referred to as Metro)

AND:	THE JEAN COUTU GROUP (PJC) INC., a company existing under the laws of Québec (hereinafter referred to as PJC)

WHEREAS Metro and PJC wish to enter into an agreement providing for PJC to become a direct wholly-owned subsidiary of Metro through the amalgamation (the Amalgamation) of a direct newly-incorporated wholly-owned subsidiary of Metro (Metro Subco), PJC and each Qualifying Holdco (as defined herein) under Chapter XI of the QBCA (as defined herein) to form Amalco (as defined herein);

AND WHEREAS, contemporaneously with the execution and delivery of this Agreement, the shareholders of PJC identified in Schedule A attached hereto (the Irrevocable Supporting PJC Shareholders) will enter on the date hereof into irrevocable support and voting agreements with Metro (the Irrevocable Support and Voting Agreements) and the directors and officers of PJC identified in Schedule B attached hereto (the D&O Supporting PJC Shareholders) will enter on the date hereof into support and voting agreements with Metro (the D&O Support and Voting Agreements) evidencing, among other things, their agreement to vote in favour of the Amalgamation Resolution (as defined herein) and the other matters contemplated herein and their agreement, subject to certain terms and conditions, not to sell, trade, pledge or enter into any other agreements in respect of their PJC Shares (as defined herein);

NOW THEREFORE this Agreement witnesses that, in consideration of the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

1.1.1	Acquisition Proposal means, other than the transactions contemplated by this Agreement and the Amalgamation Agreement and other than any transaction between or involving only PJC and/or one or more of its direct or indirect Subsidiaries or between one or more of its Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons (other than Metro or any affiliate of Metro) relating to: (i) any direct or indirect sale, disposition, alliance or joint venture (or any other arrangement having the same economic effect as a sale), in a single transaction or a series of related transactions, of 20% or more of the consolidated assets or assets contributing 20% or more of the consolidated revenues of PJC and its Subsidiaries taken as a whole or 20% or more of any voting or equity securities of PJC or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of PJC; (ii) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or joint actors beneficially owning 20% or more of any class of voting or equity securities (or securities convertible into or exchangeable for such voting or equity securities) of PJC; (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving PJC or any of its Subsidiaries; or (iv) any other similar transaction or series of transactions involving PJC or any of its Subsidiaries;

1.1.2	Affiliates has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions as in effect on the date hereof;

1.1.3	Aggregate Consideration means the amount equal to $24.50 multiplied by all of the issued and outstanding shares of PJC on the Effective Date, excluding such PJC Shares held by Dissenting Shareholders;

1.1.4	Agreement means this Combination Agreement as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

1.1.5	Amalco means the corporation resulting from the Amalgamation;

1.1.6	Amalco Common Shares means common shares in the share capital of Amalco, having the rights, privileges, conditions and restrictions described in the Amalco Share Terms appended to the Amalgamation Agreement;

1.1.7	Amalco Redeemable Shares means redeemable preferred shares in the share capital of Amalco, having the rights, privileges, conditions and restrictions described in the Amalco Share Terms appended to the Amalgamation Agreement;

1.1.8	Amalco Share Terms means the share terms and conditions of the Amalco Common Shares and the Amalco Redeemable Shares;

1.1.9	Amalgamation has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.10	Amalgamation Agreement means the agreement dated the Effective Date among Metro, Metro Subco, PJC and any Qualifying Holdco in relation to the Amalgamation and the transactions contemplated hereby substantially in the form and content attached hereto as Schedule 1.1.10, as the same may be amended, supplemented or otherwise modified from time to time in accordance herewith;

1.1.11	Amalgamation Resolution means the special resolution of PJC Shareholders entitled to vote thereon, substantially in the form attached hereto as Schedule 1.1.11;

1.1.12	AMF means Québec’s Autorité des marchés financiers, and any successor thereof;

1.1.13	Articles of Amalgamation means the articles confirming the Amalgamation required under the QBCA to be filed with the Enterprise Registrar;

1.1.14	Authorization means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person;

1.1.15	Available Cash Consideration has the meaning ascribed thereto in Section 2.1.2(b);

1.1.16	Available Share Consideration has the meaning ascribed thereto in Section 2.1.2(b);

1.1.17	Board means the board of directors of PJC;

1.1.18	Board Recommendation has the meaning ascribed thereto in Section 2.3.2;

1.1.19	Books and Records means books and records of PJC and its Subsidiaries, including books of account, Tax records, sales and purchase records, customer and supplier lists, technical documents including specifications, bills of materials and business reports, whether in written or electronic form;

1.1.20	Business Day means any day on which commercial banks are generally open for business in Montréal, Québec other than a Saturday, a Sunday or a day observed as a holiday in Montréal, Québec under applicable Laws;

1.1.21	Cash Alternative has the meaning ascribed thereto in Section 2.1.2(a);

1.1.22	Certificate of Amalgamation means the certificate issued by the Enterprise Registrar attesting to the Amalgamation pursuant to section 286 of the QBCA;

1.1.23	Change in Recommendation means for the Board to (a) fail to unanimously recommend, or withdraw, amend, modify or qualify in a manner adverse to Metro, or publicly propose or state an intention to withdraw, amend, modify or qualify in a manner adverse to Metro, the Board Recommendation, (b) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days following such public announcement or public disclosure will not constitute a Change in Recommendation), or (c) fail to publicly recommend or reaffirm the Board Recommendation within five Business Days after having been requested in writing by Metro to do so;

1.1.24	Circular means the notice of the PJC Meeting and accompanying management information circular in the French and English languages, including all schedules thereto, to be prepared and sent by PJC to PJC Shareholders in connection with the PJC Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement;

1.1.25	Collective Agreement means collective agreements and related documents including benefit agreements, letters of understanding, letters of intent and other written communications (including arbitration awards) with any labour union or employee association and by which PJC and any of its Subsidiaries are bound;

1.1.26	Commissioner of Competition means the Commissioner of Competition appointed pursuant to subsection 7(1) of the Competition Act or his designee, and, when the context so requires, includes his staff at the Competition Bureau;

1.1.27	Commitment Letter means the commitment letter dated October 2, 2017 between Metro and the Lenders, including the summaries of terms attached thereto;

1.1.28	Competition Act means the Competition Act (Canada) as now in effect and as it may be amended from time to time to the Effective Date;

1.1.29	Competition Act Approval means (i) receipt by Metro of an advance ruling certificate by the Commissioner of Competition under subsection 102(1) of the Competition Act to the effect that the Commissioner of Competition is satisfied that he would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act with respect to the transactions contemplated by this Agreement; or (ii) both of the (A) expiry or termination of the waiting period, including any extension of such waiting period, under section 123 of the Competition Act or the waiver of the obligation to provide a pre-merger notification in accordance with paragraph 113(c) of the Competition Act, and (B) receipt by Metro of a No Action Letter;

1.1.30	Confidentiality Agreement means the agreement dated August 22, 2017 between PJC and Metro, relating to the confidentiality of negotiations and information;

1.1.31	Consideration means the consideration to be received by a PJC Shareholder or a Qualifying Holdco Shareholder, as applicable, pursuant to the Amalgamation for each PJC Share or Qualifying Holdco Share, as applicable, consisting of, at the election of each holder, Amalco Redeemable Shares in respect of the Cash Alternative or Metro Shares in respect of the Share Alternative, subject to pro-ration as set out herein;

1.1.32	Contracts (individually, a Contract) means all verbal or written contracts and agreements (including quotations, purchase orders and rebates), collective agreements, leases, franchises, deeds, indentures, instruments, entitlements, commitments and undertakings made by or to which Metro or PJC, as the case may be, or any of their respective Subsidiaries is a party or by which Metro or PJC, as the case may be, or any of their respective Subsidiaries, is bound, or under which Metro or PJC, as the case may be, or any of their respective Subsidiaries, has any rights or obligations and includes rights to use, franchises, license agreements and agreements for the purchase and sale of assets or shares;

1.1.33	D&O Support and Voting Agreements has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.34	D&O Supporting PJC Shareholders has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.35	Data Room means the material contained in the virtual data room established by PJC as at 11:59 p.m. on October 1, 2017;

1.1.36	Debt Financing means the debt financing in the aggregate amount set forth in the Commitment Letter, to be provided on the terms and conditions set forth therein;

1.1.37	Depository shall mean Computershare Trust Company of Canada;

1.1.38	Disclosing Party has the meaning ascribed thereto in Section 4.1.4;

1.1.39	Disclosure Document has the meaning ascribed thereto in Schedule 3.1;

1.1.40	Dissent Rights means the rights to demand repurchase of PJC Shares in respect of the Amalgamation provided for pursuant to the QBCA;

1.1.41	Dissenting Shareholder means a registered PJC Shareholder who, in connection with the Amalgamation Resolution, has exercised Dissent Rights pursuant to sections 372 and following of the QBCA in strict compliance with the provisions thereof and thereby becomes entitled to receive, if the Amalgamation is completed, the fair value of his or her PJC Shares as determined in accordance with the QBCA;

1.1.42	DSU means the outstanding deferred share units issued pursuant to the DSU Plan;

1.1.43	DSU Plan means the deferred share unit plan of PJC having an effective date of December 1, 2000, as last modified on April 29, 2014;

1.1.44	Effective Date means the date shown on the Certificate of Amalgamation;

1.1.45	Effective Time means 12:01 a.m. (Eastern time) on the Effective Date, or such other time as the parties agree to in writing before the Effective Date;

1.1.46	Employee Plans means all employee benefit, fringe benefit, health, welfare, medical, dental, life insurance, supplemental unemployment benefit, bonus, commissions, profit sharing, option, phantom stock, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, termination, severance, change of control, share purchase, share compensation, disability, retirement, pension, supplemental retirement plans and similar employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of PJC or any of its Subsidiaries, employees or former employees of PJC, which are maintained, sponsored or funded by or binding upon PJC or any of its Subsidiaries, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered, in respect of which PJC or any of its Subsidiaries may have any liability (contingent or otherwise) other than benefit plans established pursuant to statute;

1.1.47	Encumbrances shall mean any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, easement, servitude, right of pre-emption, privilege or any option or contract to create any of the foregoing;

1.1.48	Enterprise Registrar means the enterprise registrar acting under the QBCA;

1.1.49	Environmental Laws means, with respect to any Person or its business, activities, property, assets or undertaking, all Laws, including the common law, relating to environmental or public health and safety matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including requirements governing the reduction of greenhouse gas emissions and the use and storage of Hazardous Substances;

1.1.50	Excess Cash Election has the meaning ascribed thereto in Section 2.1.2(d);

1.1.51	Excess Metro Share Election has the meaning ascribed thereto in Section 2.1.2(e);

1.1.52	Exchange Ratio means 0.61006 Metro Shares for each PJC Share;

1.1.53	Exercise Price means the price at which an Option may be exercised;

1.1.54	Fairness Opinions means the opinions of National Bank Financial Inc. and TD Securities Inc. to the effect that, as of the date of such opinions the Consideration to be received by the PJC Shareholders is fair, from a financial point of view, to the PJC Shareholders;

1.1.55	Franchise Agreement has the meaning ascribed thereto in Schedule 3.1;

1.1.56	Franchised Location has the meaning ascribed thereto in Schedule 3.1;

1.1.57	GAAP means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis;

1.1.58	Governmental Entity (collectively, the Governmental Entities) means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental, private or self-regulatory body or organization or stock exchange exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

1.1.59	Hazardous Substances means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, hazardous recyclable, toxic substance, dangerous substance or dangerous good as defined or regulated under any Environmental Laws;

1.1.60	Holdco Alternative has the meaning ascribed thereto in Section 2.8.1;

1.1.61	Holdco Election Date has the meaning ascribed thereto in Section 2.8.1;

1.1.62	Holdco Election Document has the meaning ascribed thereto in Section 2.8.1;

1.1.63	Indebtedness means, without duplication but excluding indebtedness between a Person and its wholly-owned Subsidiaries: (i) indebtedness for borrowed money (excluding any interest thereon), secured or unsecured; (ii) obligations under conditional sale or other title retention Contracts relating to purchased property; (iii) capitalized lease obligations; (iv) obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof); and (v) guarantees of any Indebtedness of any other Person;

1.1.64	Indemnified Persons has the meaning ascribed thereto in Section 5.14;

1.1.65	Intellectual Property means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) software; and (viii) any other intellectual property and industrial property;

1.1.66	Intellectual Property Rights has the meaning ascribed thereto in Schedule 3.1;

1.1.67	Irrevocable Support and Voting Agreements has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.68	Irrevocable Supporting PJC Shareholders has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.69	Laws (individually, a Law) means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines (to the extent that they have the force of law or are binding on the Person to which they purport to apply), judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having legal jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

1.1.70	Leased Property has the meaning ascribed thereto in Schedule 3.1;

1.1.71	Leases means the leases, subleases, licenses or occupancy agreements pursuant to which PJC or one of its Subsidiaries is the tenant, subtenant, licensee or occupier, as applicable, of the Leased Properties;

1.1.72	Legal Action means any claim, action, suit, demand, arbitration, inquiry, charge, indictment, hearing or other civil, criminal or administrative proceeding, or other investigation, audit, examination or proceeding, including for greater certainty those described in Section 3.1.9 of the PJC Disclosure Letter;

1.1.73	Lenders means each of Bank of Montreal, Canadian Imperial Bank of Commerce and National Bank of Canada, and any other Person who becomes a lender in respect of the Commitment Letter;

1.1.74	Matching Period has the meaning ascribed thereto in Section 5.7.1(g);

1.1.75	Material Adverse Effect means with respect to any Person, any fact or state of facts, circumstance, change, effect, occurrence or event which is, or would reasonably be expected to be (individually or in the aggregate), material and adverse to the business, assets, properties, condition (financial or otherwise), operations, results of operations of such Person and its Subsidiaries, on a consolidated basis; except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with:

(a)	any change in GAAP or changes in applicable regulatory accounting requirements applicable to the industries in which it conducts business;

(b)	any adoption, proposal, implementation or change in Law, or in any interpretation thereof, by any Governmental Entity;

(c)	any change or development in general economic, business, or regulatory conditions or in national or global financial or capital markets;

(d)	any matter which has been expressly disclosed by such Person in the PJC Disclosure Letter or Metro Disclosure Letter, as applicable, to the extent such matter has been disclosed;

(e)	any fluctuations in interest rates, Canadian and U.S. exchange rates or commodity prices;

(f)	any change or development in global, national or regional political conditions (including any act of terrorism or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

(g)	any change or development affecting the industries in which such Person or its Subsidiaries operate;

(h)	the, negotiation, execution, or announcement of the entering into of this Agreement or of the Amalgamation and the consummation of the transactions contemplated herein, including any loss or threatened loss of, or adverse change or threatened adverse change in the relationship of such Person or any of its Subsidiaries with any of their franchisees, suppliers, clients, licensors, regulators, lessors, employees, financing sources or shareholders resulting therefrom;

(i)	any action taken (or omitted to be taken) by PJC or Metro or any of their Subsidiaries which is required to be taken (or omitted to be taken) pursuant to this Agreement or requested by the other party hereto in writing, or the failure to take any actions prohibited by this Agreement;

(j)	the failure by PJC or Metro, as applicable, in and of itself to meet any internal or public projections, forecasts, guidance or estimates of revenues, cash flow, or earnings or any seasonal fluctuations in PJC’s or Metro’s results, as applicable (it being understood that the cause underlying such failure may however be taken into account in determining whether a Material Adverse Effect has occurred); or

(k)	any change in the market price or trading volume of any securities of Metro or PJC (it being understood that the causes underlying such changes in market price or trading volume may however be taken into account in determining whether a Material Adverse Effect in respect of PJC has occurred), or any suspension of trading in securities generally or on any securities exchange on which any securities of Metro or PJC, as the case may be, trade;

provided, however, that any such event, change or effect referred to in clauses (b), (c), (f) or (g) above does not have a materially disproportionate adverse effect on Metro or PJC, as the case may be, or any of their respective Subsidiaries taken as a whole, compared to comparable companies operating in the industries in which Metro, PJC and their respective Subsidiaries operate; and unless expressly provided in any particular Section of this Agreement, references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred;

1.1.76	Material Contract means (1) any Contract: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (ii) that is a partnership agreement, limited liability company agreement, joint venture agreement or similar agreement or arrangement relating to the formation, creation or operation of any partnership, limited liability company or joint venture; (iii) relating directly to the guarantee of any liabilities or obligations or to indebtedness (currently outstanding or which may become outstanding) for borrowed money in excess of $10 million in the aggregate, excluding guarantees or intercompany liabilities or obligations between two or more wholly-owned Subsidiaries of PJC or between PJC and one or more of its wholly-owned Subsidiaries; (iv) restricting the incurrence of indebtedness by PJC or any of its Subsidiaries or (including by requiring the granting of an equal and rateable Encumbrance) the incurrence of any Encumbrances on any properties or assets of PJC or any of its Subsidiaries, or restricting the payment of dividends by PJC or by any of its Subsidiaries; (v) under which PJC or any of its Subsidiaries is obligated to make or expects to receive payments on an annual basis in excess of $10 million such as the purchase of supplies, equipment and inventory, other than Franchise Agreements; (vi) that creates, in favour of another Person other than PJC or a Subsidiary, an exclusive dealing arrangement, right of first offer or refusal or “most favoured nation” obligation; (vii) that is a Collective Agreement or other material agreement with a union; (viii) providing for severance or change in control payments; (ix) providing for the purchase, sale or exchange of, or unconditional option to purchase, sell or exchange, any real or immovable property or real or immovable asset where the purchase or sale price or agreed value or fair market value of such real or immovable property or real or immovable asset exceeds $10 million; (x) that limits or restricts in any material respect (A) the ability of PJC or any Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom PJC or any of its Subsidiaries may sell products or deliver services; or (xi) that requires the consent of any other party to the Contract to a change in control of PJC or any of its Subsidiaries; and (2) any Contract pursuant to which PJC or one of its Subsidiaries is the tenant, subtenant, franchisor, licensee or occupier, as applicable, of the Leased Properties;

1.1.77	Material Subsidiaries means (i) in respect of PJC, Pro Doc Ltd. and Rx Information Centre Ltd., and (ii) in respect of Metro, Metro Richelieu Inc., McMahon Distributeur pharmaceutique Inc., Metro Québec Real Estate Inc., Metro Ontario Inc., Metro Ontario Real Estate Limited, Metro Ontario Pharmacies Limited, Adonis Group Inc., Phoenicia Group Inc., Les placements Metro Canada Inc. and Première Moisson Group Inc.;

1.1.78	material fact has the meaning ascribed thereto in the Securities Act (Québec);

1.1.79	Metro Balance Sheet has the meaning ascribed thereto in Schedule 3.2;

1.1.80	Metro Disclosure Letter means the letter dated as of the date hereof delivered by Metro to PJC contemporaneously with the execution of this Agreement;

1.1.81	Metro Disclosure Record means all documents publicly filed under the profile of Metro on the System for Electronic Document Analysis Retrieval (SEDAR) and all other documents required to be publicly filed by it with any Securities Authorities or with the TSX since June 25, 2016;

1.1.82	Metro Reference Price means $40.16;

1.1.83	Metro Reorganization has the meaning ascribed thereto in Section 5.11.5;

1.1.84	Metro Shares (individually, a Metro Share) means common shares in the share capital of Metro;

1.1.85	Metro Subco has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.86	Misrepresentation has the meaning ascribed thereto under Securities Laws;

1.1.87	No Action Letter means written confirmation from the Commissioner of Competition that he does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement;

1.1.88	officer means the individuals listed as officers in the Annual Information Form of PJC for the fiscal year ended March 4, 2017;

1.1.89	Options means the options to purchase PJC Shares outstanding and unexercised at any given date and granted under the Stock Option Plan;

1.1.90	Ordinary Course means, with respect to an action taken by any Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of the business of such Person;

1.1.91	Outside Date means June 4, 2018 or such later date as may be agreed to in writing by the parties hereto;

1.1.92	Owned Property has the meaning ascribed thereto in Schedule 3.1;

1.1.93	PBS means the outstanding performance-based shares issued pursuant to the PBS Plan;

1.1.94	PBS Plan means the performance-based share plan of PJC approved by the Board on January 5, 2012;

1.1.95	Permitted Dividends means a dividend, in respect of the PJC Shares, (i) not in excess of $0.13 per PJC Share per fiscal quarter on a basis and on timing consistent with PJC’s current practice with respect to dividends, provided that, for the third and fourth quarter of the fiscal year 2018, the dividend cannot be declared by the Board earlier than, respectively, the first week of January 2018 and the first week of April 2018 and (ii) not in excess of $0.13 per PJC Share per fiscal quarter paid on a pro rata basis for the period immediately following the fiscal quarter in respect of which the last dividend was paid under subparagraph (i) to but excluding the Effective Date, which per PJC Share dividend amount will be multiplied by a fraction, the numerator of which is the number of days elapsed since the date on which the last dividend paid under subparagraph (i) was declared and the denominator of which is the total number of days of the fiscal quarter then in progress, it being understood, for greater certainty, that any amount payable under (ii) shall be payable without double counting of any amount payable under (i) for any ended fiscal quarter, as applicable;

1.1.96	Permitted Encumbrances means, in respect of PJC or any of its Subsidiaries, any one or more of the following:

(a)	easements, servitudes, restrictions, restrictive covenants, party wall agreements, rights of way, licenses, permits and other similar rights in land or real property, including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables that do not materially adversely affect the use of the PJC assets or otherwise materially impair business operations at the affected properties;

(b)	Encumbrances imposed by Law and incurred in the Ordinary Course for obligations not yet due or delinquent;

(c)	Encumbrances in respect of pledges or deposits under workers’ compensation, social security or similar laws, other than with respect to any amounts which are due or delinquent, unless such amounts are being contested in good faith by appropriate proceedings;

(d)	zoning and building by-laws and ordinances and regulations made by public authorities that do not materially adversely affect the use of the PJC assets or otherwise materially impair business operations at the affected properties;

(e)	Encumbrances for indebtedness arising in the Ordinary Course which was incurred to pay all or a part of the purchase price of any personal or moveable property;

(f)	Encumbrances incurred, created and granted in the Ordinary Course to a public utility or private supplier of services, municipality or Governmental Entity in connection with operations conducted with respect to any PJC assets that do not materially adversely affect the use of the PJC assets or otherwise materially impair business operations at the affected properties;

(g)	the reservations, limitations, provisos and conditions in any original grant from the applicable Governmental Entity of any of the lands forming part of any PJC assets, or interests in them and statutory exceptions to title that do not materially adversely affect the use of the PJC assets or otherwise materially impair business operations at the affected properties;

(h)	Encumbrances for Taxes which are not due or delinquent, or which are being contested in good faith by appropriate proceedings;

(i)	inchoate or statutory Encumbrances of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of any PJC assets, provided that such Encumbrances are related to obligations not due or delinquent, are not registered against title to any PJC assets and in respect of which adequate holdbacks are being maintained as required by Law;

(j)	the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit forming part of any PJC assets, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

(k)	such other non-financial rights, imperfections or irregularities of title, encroachments and encumbrances or Encumbrances as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties;

(l)	Encumbrances, other than those described above, registered, as at the date of this Agreement, against the PJC assets in a public personal property registry, personal and real rights registry, land registry or register, or similar registry; and

(m)	Encumbrances described in Section 1.1.96 of the PJC Disclosure Letter;

1.1.97	Person includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

1.1.98	Pharmaceutical Laws has the meaning ascribed thereto in Schedule 3.1;

1.1.99	PJC Balance Sheet has the meaning ascribed thereto in Schedule 3.1;

1.1.100	PJC Disclosure Letter means the letter dated as of the date hereof delivered by PJC to Metro contemporaneously with the execution of this Agreement;

1.1.101	PJC Disclosure Record means all documents publicly filed under the profile of PJC on the System for Electronic Document Analysis Retrieval (SEDAR) and all other documents required to be publicly filed by it with any Securities Authorities or with the TSX since February 27, 2016;

1.1.102	PJC Employee means the officers and employees of PJC and its Subsidiaries;

1.1.103	PJC Meeting means the special meeting of PJC Shareholders (including any adjournment or postponement thereof contemplated by this Agreement) that is to be convened to consider and, if deemed advisable, to approve the Amalgamation Resolution and for any other purpose as may be set out in the Circular and agreed to by Metro;

1.1.104	PJC Nominees has the meaning ascribed thereto in Section 5.13.1;

1.1.105	PJC Reorganization Transactions has the meaning ascribed thereto in Section 5.10;

1.1.106	PJC Shareholders (individually, a PJC Shareholder) means the registered or beneficial holders of the issued and outstanding PJC Shares, from time to time;

1.1.107	PJC Shares (individually, a PJC Share) means the Class “A” subordinate voting shares and the Class “B” Shares in the share capital of PJC;

1.1.108	Pre-Amalgamation Reorganization has the meaning ascribed thereto in Section 5.11.1;

1.1.109	QBCA means the Business Corporations Act (Québec) as now in effect and as it may be amended from time to time prior to the Effective Date;

1.1.110	Qualifying Holdco has the meaning ascribed thereto in Section 2.8.1;

1.1.111	Qualifying Holdco Cash Allocation Shares has the meaning ascribed thereto in 2.8.4;

1.1.112	Qualifying Holdco Share means a share in the share capital of a Qualifying Holdco;

1.1.113	Qualifying Holdco Shareholder has the meaning ascribed thereto in Section 2.8.1 and, for purposes of Section 2.1 (other than Section 2.1.2(c)), includes its Qualifying Holdco Shareholder Subsidiary, if any;

1.1.114	Qualifying Holdco Shareholder Election has the meaning ascribed thereto in 2.8.4;

1.1.115	Qualifying Holdco Shareholder Subsidiary has the meaning ascribed thereto in 2.8.4;

1.1.116	Receiving Party has the meaning ascribed thereto in Section 4.1.4;

1.1.117	Regulatory Approvals (individually, a Regulatory Approval) means the Competition Act Approval and the conditional approval of TSX to the listing of the Metro Shares issuable pursuant to the Amalgamation Agreement;

1.1.118	Remaining Metro Shares has the meaning ascribed thereto in Section 2.1.3;

1.1.119	Representatives means, with respect to any Person, any officer, director, employee, representative (including any financial, legal or other advisor) or agent of such Person or of any of its Subsidiaries;

1.1.120	Required Shareholder Approval means the approval of at least two-thirds of the votes cast on the Amalgamation Resolution by the PJC Shareholders present in person or represented by proxy at the PJC Meeting, voting together as a single class;

1.1.121	SAR means the outstanding stock appreciation rights issued pursuant to the SAR Plan;

1.1.122	SAR Plan means the stock appreciation rights plan of PJC approved by the Board on January 5, 2012;

1.1.123	SEC has the meaning ascribed thereto in Section 2.9.1;

1.1.124	Securities Authorities means the AMF and the applicable securities commissions and other securities regulatory authorities of a province of Canada;

1.1.125	Securities Laws means the Securities Act (Québec) and any other applicable Canadian provincial and territorial securities Laws and published policies thereunder;

1.1.126	Share Alternative has the meaning ascribed thereto in Section 2.1.2(a);

1.1.127	Special Committee means the special committee consisting of independent members of the Board formed in connection with the Amalgamation and the other transactions contemplated by this Agreement;

1.1.128	Stock Option Plan means the stock option plan of PJC approved by the Board on January 5, 2012;

1.1.129	Subsidiary (collectively, the Subsidiaries) with respect to any Person means any entity, whether incorporated or unincorporated: (i) of which such Person or any other Subsidiary of such Person is a general partner; or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person and/or by any one or more of its Subsidiaries; and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise;

1.1.130	Superior Proposal means any unsolicited bona fide written Acquisition Proposal from an arm’s length third party or arm’s length third parties acting jointly made after the date of this Agreement: (i) to acquire not less than all of the outstanding PJC Shares or all or substantially all of the assets of PJC on a consolidated basis; (ii) that complies with Securities Laws and did not result from or involve a breach of Section 5.5 hereof; (iii) that, to the extent it offers cash consideration, is not subject to any financing contingency and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith (after receipt of advice from its financial advisors and its outside counsel) that the funds necessary to complete such Acquisition Proposal are then or will be committed; (iv) that is not subject to any due diligence and/or access condition; and (v) that the Board determines in good faith (after receiving the advice of its outside legal counsel with respect to the Board’s fiduciary duties and its financial advisors), taking into account all legal, financial, regulatory (including with respect to the Competition Act, to the extent applicable) and other aspects of such proposal:

(a)	is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; and

(b)	would, if consummated in accordance with its terms and taking into account the completion risks as referred to in clause (a) above, result in a transaction that is more favourable from a financial point of view to PJC Shareholders than the transactions contemplated by this Agreement (including any amendments to the transactions contemplated by this Agreement proposed by Metro pursuant to Section 5.6 of this Agreement);

1.1.131	Superior Proposal Notice has the meaning ascribed thereto in Section 5.7.1(f);

1.1.132	Tax and Taxes includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and antidumping, all license agreements, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other Governmental Entity pension plan premiums or contributions;

1.1.133	Tax Act means the Income Tax Act (Canada);

1.1.134	Tax Returns means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes;

1.1.135	Technology has the meaning ascribed thereto in Schedule 3.1;

1.1.136	Termination Fee has the meaning ascribed thereto in Section 7.3.2;

1.1.137	Termination Fee Event has the meaning ascribed thereto in Section 7.3.2;

1.1.138	TSX means the Toronto Stock Exchange;

1.1.139	U.S. Exchange Act has the meaning ascribed thereto in Schedule 3.1;

1.1.140	U.S. Securities Act has the meaning ascribed thereto in Schedule 3.1;

1.1.141	WSHL has the meaning ascribed thereto in Schedule 3.1.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections, Schedules and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “Schedule” followed by a number and/or a letter refer to the specified Article, Section or Schedule of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. Any capitalized terms used in any Schedule or in either of the PJC Disclosure Letter or the Metro Disclosure Letter but not otherwise defined therein, shall have the meaning as defined in this Agreement.

1.3	Currency

All sums of money referred to in this Agreement, unless otherwise noted, are expressed in Canadian dollars.

1.4	Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5	Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Entire Agreement

This Agreement, the PJC Disclosure Letter, the Metro Disclosure Letter and the Confidentiality Agreement constitute the entire agreement between the parties hereto pertaining to the terms of the Amalgamation and ancillary arrangements and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the terms of the Amalgamation and such arrangements. In the event of any conflict between the provisions of this Agreement and the provisions of the Amalgamation Agreement which shall be entered into pursuant to the terms of this Agreement, the provisions of this Agreement shall prevail.

1.7	Statutory References, References to Persons and References to Contracts

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Agreement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with its terms.

1.8	Knowledge

1.8.1	Any reference to the knowledge of PJC shall mean to the knowledge of François J. Coutu, André Belzile, Jean-Michel Coutu, Alain Lafortune, Richard Mayrand, Normand Messier, Brigitte Dufour, Marcel Raymond and Marie-Chantal Lamothe, in their respective capacity as officers of PJC and not in their personal capacity, after reasonable and diligent inquiry by such individual.

1.8.2	Any reference to the knowledge of Metro shall mean to the knowledge of Eric R. La Flèche, François Thibault and Simon Rivet, in their respective capacity as officers of Metro and not in their personal capacity, after reasonable and diligent inquiry by such individual.

ARTICLE 2

AMALGAMATION

2.1	Terms of Amalgamation

PJC and Metro covenant and agree that the Amalgamation will be implemented in accordance with and subject to the terms hereof and as more fully set forth in the Amalgamation Agreement, including, without limitation, as follows:

2.1.1	At the Effective Date, Metro Subco, PJC and any Qualifying Holdco shall be amalgamated and shall continue as one company, being Amalco, pursuant to the provisions of Chapter XI of the QBCA.

2.1.2	At the Effective Date:

(a)	the PJC Shares outstanding immediately prior to the Effective Date (other than PJC Shares held by Dissenting Shareholders and PJC Shares held by Qualifying Holdcos) and the Qualifying Holdco Shares outstanding immediately prior to the Effective Date held by a Qualifying Holdco Shareholder of a Qualifying Holdco who elects the Holdco Alternative and complies with the provisions of Section 2.8 shall, in accordance with the procedures set forth in this Agreement, at the election of each holder thereof, either be:

(i)	converted into such number of duly authorized, fully-paid and non-assessable Amalco Redeemable Shares as is equal to the number of such PJC Shares held by such holder or Qualifying Holdco, which Amalco Redeemable Shares shall be redeemed by Amalco in accordance with the Amalco Share Terms immediately following the Amalgamation in consideration for $24.50 per share in cash (the Cash Alternative); or

(ii)	cancelled and the holder thereof shall receive in exchange such number of duly authorized, fully-paid and non-assessable Metro Shares equal to the product of the number of such PJC Shares held by such holder or Qualifying Holdco multiplied by the Exchange Ratio (the Share Alternative);

in each case subject to pro-ration as provided below and to the Qualifying Holdco Shareholder Election as provided herein;

(b)	Section 2.1.2(a) is subject to the following: (x) no fractional Metro Shares will be issued under the Amalgamation, and any resulting fractional Metro Share shall be rounded down, to the closest whole number, and the PJC Shareholder or Qualifying Holdco Shareholder will receive the net cash proceeds of such fractional Metro Share as set forth in Section 2.1.3; (y) the number of Amalco Redeemable Shares issuable to PJC Shareholders or Qualifying Holdco Shareholders under the Amalgamation shall be equal to the quotient obtained by dividing 75% of the Aggregate Consideration by $24.50 (the Available Cash Consideration); and (z) the number of Metro Shares issuable to PJC Shareholders or Qualifying Holdco Shareholders under the Amalgamation shall be equal to the quotient obtained by dividing 25% of the Aggregate Consideration by the Metro Reference Price (the Available Share Consideration);

(c)	any PJC Shareholder or Qualifying Holdco Shareholder who fails to complete a letter of transmittal and notice of guaranteed delivery, if applicable, as provided in the Amalgamation Agreement or who does not properly elect either the Share Alternative or the Cash Alternative in the letter of transmittal and notice of guaranteed delivery, if applicable, with respect to any PJC Shares or Qualifying Holdco Shares deposited by such PJC Shareholder in connection with the Amalgamation, will be deemed to have elected the Cash Alternative;

(d)	if the aggregate number of Amalco Redeemable Shares that would otherwise be issuable to PJC Shareholders and Qualifying Holdco Shareholders who elect (or are deemed to have elected) the Cash Alternative in respect of their PJC Shares exceeds the Available Cash Consideration, the number of Amalco Redeemable Shares available to those PJC Shareholders and Qualifying Holdco Shareholders who have so elected (or are deemed to have so elected) the Cash Alternative will be allocated pro-rata (on a per share basis) among such PJC Shareholders and Qualifying Holdco Shareholders in a number equal to (i) the number of Amalco Redeemable Shares sought by each such PJC Shareholder or Qualifying Holdco Shareholder, as the case may be, who so elected (or is deemed to have so elected) the Cash Alternative multiplied by (ii) a fraction, the numerator of which is (A) the Available Cash Consideration, and the denominator of which is (B) the aggregate number of Amalco Redeemable Shares sought by those PJC Shareholders and Qualifying Holdco Shareholders who have so elected (or are deemed to have so elected) the Cash Alternative, and in respect of the number of Amalco Redeemable Shares elected which exceeds the number of Amalco Redeemable Shares so allocated to each such PJC Shareholder or Qualifying Holdco Shareholder, as applicable (the Excess Cash Election), each such PJC Shareholder or Qualifying Holdco Shareholder will receive Metro Shares in lieu of the Excess Cash Election (or the net cash proceeds as set forth in Section 2.1.3 in lieu of any fractional Metro Share that the PJC Shareholder or Qualifying Holdco Shareholder would otherwise have received pursuant to this paragraph (d)), the number of such Metro Shares being the product of (i) the Excess Cash Election multiplied by (ii) the Exchange Ratio;

(e)	if the aggregate number of Metro Shares that would otherwise be issuable to PJC Shareholders and Qualifying Holdco Shareholders who elect the Share Alternative in respect of their PJC Shares exceeds the Available Share Consideration, the number of Metro Shares available to those PJC Shareholders and Qualifying Holdco Shareholders who have so elected the Share Alternative will be allocated pro-rata (on a per share basis) among such PJC Shareholders and Qualifying Holdco Shareholders in a number equal to (i) the number of Metro Shares sought by each such PJC Shareholder or Qualifying Holdco Shareholder, as the case may be, who so elected the Share Alternative multiplied by (ii) a fraction, the numerator of which is (A) the Available Share Consideration and the denominator of which is (B) the aggregate number of Metro Shares sought by those PJC Shareholders and Qualifying Holdco Shareholders who have so elected the Share Alternative, rounded down to the nearest whole number, and in respect of the number of Metro Shares elected which exceeds the number of Metro Shares so allocated to each such PJC Shareholder or Qualifying Holdco Shareholder, as applicable (the Excess Metro Share Election), each such PJC Shareholder or Qualifying Holdco Shareholder will receive Amalco Redeemable Shares in lieu of the Excess Metro Share Election, the number of such Amalco Redeemable Shares being the quotient of (i) the Excess Metro Share Election divided by (ii) the Exchange Ratio; and each Amalco Redeemable Share shall be redeemed by Amalco in accordance with the Amalco Share Terms immediately following the Amalgamation in consideration for $24.50 per share in cash; and

(f)	each of the common shares of Metro Subco outstanding immediately prior to the Effective Date shall be converted into Amalco Common Shares, on the basis of one issued, fully paid and non-assessable Amalco Common Share for each issued and outstanding common share of Metro Subco.

2.1.3	In order to replace the fractional Metro Shares that would have otherwise been issued to PJC Shareholders or Qualifying Holdco Shareholders, Metro will distribute to the Depository, as agent for the PJC Shareholders and the Qualifying Holdco Shareholders, such number of Metro Shares (the Remaining Metro Shares) as represents the sum of the fractional Metro Shares to which the PJC Shareholders or the Qualifying Holdco Shareholders are otherwise entitled, rounded up to the next whole number of Remaining Metro Shares, and the Depository, as agent for the PJC Shareholders and the Qualifying Holdco Shareholders, shall, as expeditiously as is commercially reasonable thereafter, sell the Remaining Metro Shares through the facilities of the TSX and pay the net proceeds of such sales, after brokerage sales commissions, to those PJC Shareholders and Qualifying Holdco Shareholders who are entitled to receive a fractional Metro Share based on their respective entitlements to Remaining Metro Shares.

2.1.4	the PJC Shares outstanding immediately prior to the Effective Time that are held by a Qualifying Holdco shall be cancelled, without any repayment of capital in respect thereof, and such shares shall not be converted into shares of Amalco or exchanged for Metro Shares;

2.1.5	Metro, Amalco or the Depository, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Metro, Amalco or the Depository, as applicable, are required to deduct and withhold with respect to the making of such payment under any provision of federal, provincial, state, local or other Tax Law of any applicable country or jurisdiction. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by Metro, Amalco or the Depository, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the PJC Shareholders or Qualifying Holdco Shareholders in respect of which such deduction and withholding was made by Metro, Amalco or the Depository.

2.1.6	Notwithstanding Section 2.1.2, PJC Shares which are held by a Dissenting Shareholder shall not be converted into Amalco Redeemable Shares, or cancelled and exchanged for Metro Shares, as applicable, on the Effective Date. Dissenting Shareholders will be entitled to be paid the fair value for their PJC Shares as determined in accordance with the QBCA and their PJC Shares will be cancelled immediately prior to the Effective Date. However, if a PJC Shareholder fails to properly exercise its right to make a claim under section 372 and following of the QBCA or waives its right to make such a claim, or if such PJC Shareholder’s rights as a PJC Shareholder are otherwise reinstated, such PJC Shareholder will be deemed to have elected the Cash Alternative and the PJC Shares held by such PJC Shareholder shall thereupon be deemed (i) to have been converted for such number of Amalco Redeemable Shares, and if applicable cancelled and exchanged for such number of Metro Shares in accordance with the pro-ration as provided above, and (ii) shall be deemed included for the purposes of the determination of the Aggregate Consideration.

2.2	PJC Meeting

Subject to the terms hereof, PJC covenants and agrees in favour of Metro that PJC shall:

2.2.1	convene and conduct the PJC Meeting in accordance with Law and the articles of incorporation or by-laws of PJC as soon as reasonably possible, but in any event on or before November 30, 2017 for the purpose of considering the Amalgamation Resolution and for any other proper purpose as may be set out in the PJC Circular and agreed to by Metro;

2.2.2	not postpone, adjourn or cancel the PJC Meeting, except (i) with the prior written consent of Metro; (ii) as required by applicable Law; or (iii) as permitted in connection with the termination of this Agreement in accordance with Section 5.7.1;

2.2.3	subject to Section 5.5, use its commercially reasonable efforts to solicit proxies in favour of the approval of the PJC Shareholders of the Amalgamation Resolution and against any resolution submitted by any Person that is inconsistent with the Amalgamation Resolution and the completion of any of the transactions contemplated by this Agreement and cooperate with Metro upon its request in soliciting proxies on behalf of management of PJC pursuant to the Circular, in accordance with the QBCA, including, if so requested by Metro using dealer and proxy solicitation services and cooperating with any Persons engaged to solicit proxies in favour of the approval of the Amalgamation Resolution;

2.2.4	consult with Metro in fixing the date of the PJC Meeting and the record date of the PJC Meeting, give notice to Metro of the PJC Meeting and allow Metro’s Representatives to attend the PJC Meeting;

2.2.5	promptly advise Metro, at such times as Metro may reasonably request, including, as applicable, on a daily basis on each of the last 10 Business Days prior to the date of the PJC Meeting, as to the aggregate tally of the proxies received by PJC in respect of the Amalgamation Resolution;

2.2.6	promptly advise Metro of any communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Amalgamation and/or purported exercise or withdrawal of Dissent Rights by PJC Shareholders. PJC shall not settle or compromise, or agree to settle or compromise, any such claims without the prior written consent of Metro;

2.2.7	not change the record date for the PJC Shareholders entitled to vote at the PJC Meeting in connection with any adjournment or postponement of the PJC Meeting unless required by Law; and

2.2.8	at the reasonable request of Metro from time to time, provide Metro with a list (in both written and electronic form) of (i) the registered PJC Shareholders, together with their addresses and respective holdings of PJC Shares, (ii) the names, addresses and holdings of all Persons having rights issued by PJC to acquire PJC Shares (including holders of Options, holders of DSUs, holders of PBSs and holders of SARs), and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non- objecting beneficial owners of PJC Shares, together with their addresses and respective holdings of PJC Shares, all as can be reasonably obtained by PJC using the procedure set forth under Securities Laws. PJC shall from time to time require that its registrar and transfer agent furnish Metro with such additional information, including updated or additional lists of PJC Shareholders, and lists of securities positions and other assistance as Metro may reasonably request in order to communicate with respect to the Amalgamation with PJC Shareholders entitled to vote on the Amalgamation Resolution.

2.3	PJC Circular

2.3.1	PJC shall, as promptly as reasonably practicable, prepare and complete, in consultation with Metro, the Circular together with any other documents required by Law in connection with the PJC Meeting and the Amalgamation and PJC shall cause the Circular and other documentation required in connection with the PJC Meeting to be sent to each PJC Shareholder (and all such other Persons as may be required) and filed as required by applicable Laws as soon as reasonably practicable having regard to Section 2.2.1, in each case so as to permit the PJC Meeting to be held by the date specified in Section 2.2.1, provided that Metro shall have complied with Section 2.3.4.

2.3.2	PJC shall ensure that the Circular complies in all material respects with Law, does not contain any Misrepresentation (other than, in each case, with respect to any written information provided by Metro, its Affiliates and their respective representatives for inclusion in the Circular, as applicable) and provides the PJC Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the PJC Meeting. Without limiting the generality of the foregoing, the Circular must include: (i) summaries and copies of the Fairness Opinions, (ii) a statement that the Special Committee has received the Fairness Opinions and has, after receiving legal and financial advice, unanimously recommended that the Board approve the Amalgamation and that the PJC Shareholders vote in favour of the Amalgamation Resolution, (iii) a statement that the Board has received the Fairness Opinions, and has unanimously (with the Coutu family abstaining from voting), after receiving legal and financial advice and the recommendation of the Special Committee, determined that the Amalgamation Resolution is in the best interests of PJC and recommends that PJC Shareholders vote in favour of the Amalgamation Resolution (the Board Recommendation), (iv) a statement that directors and officers of PJC who own PJC Shares have entered into D&O Support and Voting Agreements pursuant to which they intend to vote all of their PJC Shares in favour of the Amalgamation Resolution, and (v) a statement that each of the Irrevocable Supporting PJC Shareholders has entered into an Irrevocable Support and Voting Agreement pursuant to which, inter alia, the Irrevocable Supporting PJC Shareholders have agreed to vote all of such Person’s PJC Shares in favour of the Amalgamation Resolution and against any resolution submitted by any PJC Shareholder that is inconsistent therewith, and which cannot be terminated in the event of a Superior Proposal.

2.3.3	PJC shall give Metro and its legal counsel a reasonable opportunity to review and comment on drafts of the Circular and other related documents, and shall give reasonable consideration to any comments made by Metro and its counsel, and agrees that all information relating solely to Metro that is furnished in writing by or on behalf of Metro for inclusion in the Circular must be in a form and content satisfactory to Metro, acting reasonably.

2.3.4	Metro shall provide all necessary information relating to Metro that is required by Law to be included by PJC in the Circular or other related documents to PJC in writing, and shall ensure that such information does not contain any Misrepresentation.

2.3.5	Each party shall promptly notify the other party if, at any time before the Effective Date, it becomes aware that the Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. PJC and Metro shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and PJC shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to PJC Shareholders and, if required by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

2.3.6	Metro hereby agrees to indemnify and save harmless PJC, its Subsidiaries and their respective Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which PJC, any of its Subsidiaries or any of their respective Representatives may be subject or may suffer as a result of, or arising from, any Misrepresentation or alleged Misrepresentation contained in any written information included in the Circular that was provided in writing pursuant to Section 2.3.4 by or on behalf of Metro or its Representatives for inclusion in the Circular, including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authority or other Governmental Entity based on such a Misrepresentation or alleged Misrepresentation.

2.4	Securities and Corporate Compliance

PJC shall diligently do all such acts and things as may be necessary to comply with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer in relation to the PJC Meeting and, without limiting the generality of the foregoing, shall, in consultation with Metro and its legal counsel, if necessary, accelerate the timing contemplated by such instrument pursuant to section 2.20 thereof.

2.5	PJC Incentive Plans

2.5.1	The following shall occur on the Effective Date immediately prior to the Amalgamation with respect to the Stock Option Plan and the Options which have been issued thereunder:

(a)	Each Option, if any, whether or not then vested, that has not been exercised prior to the Effective Time and that has an Exercise Price less than $24.50 shall be surrendered to PJC for cancellation in exchange for a cash payment by PJC in an amount equal to the difference between $24.50 and the Exercise Price, less any applicable statutory withholdings; the holder of such Option shall thereafter have only the right to receive the payment, if any, to which he or she is entitled pursuant to this Section 2.5.1; and all such Options shall be terminated and PJC shall have no liabilities or obligations with respect to such Options except pursuant to this Section 2.5.1(a);

(b)	Each Option, if any, whether or not then vested, that has not been exercised prior to the Effective Time and that has an Exercise Price that is equal to or greater than $24.50 shall be cancelled and terminated and shall cease to represent any right or claim whatsoever;

(c)	The Stock Option Plan shall be terminated at the Effective Date, and no Options shall be granted after the date hereof; and

(d)	The parties acknowledge that no deduction will be claimed by PJC in respect of any payment made to a holder of Options in respect of the Options pursuant to this Agreement who is a resident of Canada or who is employed in Canada (both within the meaning of the Tax Act) in computing PJC’s taxable income under the Tax Act, and PJC shall: (i) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the cash payments made in exchange for the surrender of Options, and (ii) provide evidence in writing of such election to holders of Options.

2.5.2	The following shall occur with respect to the DSU Plan, the SAR Plan and the PBS Plan and the DSUs, SARs and PBSs which have been issued thereunder:

(a)	Each DSU, SAR and PBS, whether or not then vested, shall be surrendered to PJC for cancellation in exchange for a cash payment by PJC in an amount equal to $24.50, except that (i) the amount of $24.50 in respect of each PBS granted in calendar 2015 shall be multiplied by the applicable level of achievement percentage determined by PJC’s Human Resources and Compensation Committee in accordance with the terms of the PBS Plan and the PBS grant agreements awarding such PBSs, and (ii) the amount of $24.50 in respect of each PBS granted in calendar 2016 and 2017 shall be multiplied by 150%.

(b)	PJC agrees to terminate the DSU Plan, the SAR Plan and the PBS Plan effective as of the Effective Date, conditional upon the Certificate of Amalgamation being issued, and no DSUs, SARs or PBSs shall be granted after the date hereof.

(c)	Provide that PJC Shares held by the trust in relation to the PBS Plan will be sold not later than 10 Business Days prior to the Effective Date.

2.5.3	Unless otherwise agreed in writing between the parties, for a period of one year from the Effective Date, Metro covenants and agrees, and after the Effective Time will cause PJC and any successor to PJC to covenant and agree that the PJC Employees, unless their employment is terminated, shall be provided with compensation and benefits that are substantially similar in the aggregate to those provided to such PJC Employees immediately prior to the Effective Time.

2.5.4	Metro covenants and agrees, and after the Effective Time will cause PJC and any successor to PJC, to honour and comply in all material respects with the terms of all existing employment, indemnification, change in control, severance, termination or other compensation agreements and employment and severance obligations of PJC or any of its Subsidiaries and all obligations of PJC and its Subsidiaries under the Employee Plans, in all cases subject to Metro’s rights under applicable Laws.

2.5.5	Metro agrees and acknowledges that PJC shall institute special transition and/or recognition bonus programs in connection with the Amalgamation, the particulars of which have been set forth in Section 2.5.3 of the PJC Disclosure Letter and, subject to completion of the Amalgamation, Metro covenants and agrees to cause Amalco to allocate and pay out to the eligible PJC Employees bonus amounts pursuant to the terms of such special transition and/or recognition bonus programs.

2.5.6	Notwithstanding anything in this Section 2.5 to the contrary, the terms of this Section 2.5 shall not apply to any PJC Employee who is covered by a Collective Agreement and instead, the terms and conditions of employment of each such PJC Employee following the Effective Time shall be governed by the terms of the applicable Collective Agreement.

2.5.7	This Section 2.5 is intended to benefit and bind only the parties to this Agreement and nothing contained in this Section 2.5, express or implied, is intended to or shall be construed to create any beneficiary rights, benefits, or remedies in any other Person (including any PJC Employee), to create any right of continued employment for any Person for any specified period, or to prevent Metro, PJC and any successor to PJC to terminate or modify the Employee Plans.

2.6	Payment of Consideration

Metro will, following receipt of Regulatory Approvals and on the Business Day immediately prior to the date of the filing by PJC of the Articles of Amalgamation with the Enterprise Registrar pursuant to Section 2.7.1 hereof, subscribe for additional common shares of Metro Subco, and Metro, on behalf and for the benefit of Metro Subco, and as consideration for the subscription by Metro of common shares of Metro Subco hereunder, provide the Depository with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to PJC and Metro, each acting reasonably) and a treasury order relating to the issuance of a sufficient number of Metro Shares to complete all of the transactions contemplated by this Agreement and the Amalgamation and to complete the redemption of all of the Amalco Redeemable Shares immediately after the Amalgamation.

2.7	Articles of Amalgamation and Effective Date

2.7.1	The Articles of Amalgamation shall implement the Amalgamation. PJC shall file the Articles of Amalgamation with the Enterprise Registrar as soon as reasonably practicable and in any event within five (5) Business Days after the satisfaction or, where not prohibited, the waiver by the applicable party or parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable party or parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the parties.

2.7.2	From and after the Effective Time, the Articles of the Amalgamation shall have all of the effects provided by applicable Law, including the QBCA.

2.8	Holdco Alternative

2.8.1	Metro will permit each Person (a Qualifying Holdco Shareholder) that (i) is resident in Canada for purposes of the Tax Act; (ii) is not exempt from tax under Part I of the Tax Act (including a partnership if all of the members of the partnership are resident in Canada); (iii) is registered owner of PJC Shares; (iv) transfers all of its PJC Shares to the Qualifying Holdco as part of the Holdco Alternative; and (v) elects in respect of such PJC Shares in the same document in which the election referred to in Section 2.1.2(a) is made (the Holdco Election Document) and no later than the date referred to in such document (the Holdco Election Date), to include in the Amalgamation a corporation (a Qualifying Holdco) that meets the conditions described below (the Holdco Alternative):

(a)	such Qualifying Holdco was incorporated under the QBCA not earlier than January 15, 2018, unless written consent is obtained from Metro;

(b)	such Qualifying Holdco shall not be comprised of more than three classes of shares, two classes of common shares and one class of preferred shares, the terms and conditions of which shall be determined in consultation with Metro;

(c)	such Qualifying Holdco is a single purpose corporation that has not carried on any business, has no employees, has not held or does not hold any assets other than PJC Shares and a nominal amount of cash, has never entered into any transaction other than those relating to and necessary for the implementation of this Holdco Alternative and exchanges of shares of such Qualifying Holdco between such Qualifying Holdco and such Qualifying Holdco Shareholder or, with Metro’s consent, such other transactions as are necessary to facilitate those transactions described in the Amalgamation Agreement;

(d)	at the Effective Time, such Qualifying Holdco will have no liabilities or obligations of any kind whatsoever (except to Metro under the terms of the Holdco Alternative), including any liability or obligation to pay any amount on or after the Effective Date;

(e)	at the Effective Time, such Qualifying Holdco will not have unpaid declared dividends and, prior to the Effective Time, such Qualifying Holdco shall not have paid any dividends or other distributions, other than an increase in stated capital, a stock dividend, a cash dividend financed with a daylight loan or a dividend paid through the issuance of a promissory note with a determined principal amount and any such promissory note issued in relation to the payment of any such dividend shall have been capitalized into such Qualifying Holdco and no longer be outstanding as of the Effective Time;

(f)	at the Effective Time, unless written consent is obtained from Metro, such Qualifying Holdco will have not made any election or designation under the Tax Act or any Canadian provincial or territorial income tax legislation, other than eligible dividend designations and any election made under section 85 of the Tax Act and any corresponding Canadian provincial or territorial provision;

(g)	such Qualifying Holdco shall have no shares outstanding other than shares held by such Qualifying Holdco Shareholder or its Qualifying Holdco Shareholder Subsidiary, if applicable, as beneficial owner and free and clear of all Encumbrances, the number of all such shares outstanding shall be equal to the number of PJC Shares held by such Qualifying Holdco, and no other person shall have any option, warrant or other right to acquire any securities of such Qualifying Holdco;

(h)	at all times such Qualifying Holdco shall be a resident of Canada for the purposes of the Tax Act and shall not be a resident of, and shall have no taxable presence in, any other country;

(i)	such Qualifying Holdco shall have not more than three directors and three officers;

(j)	such Qualifying Holdco Shareholder shall at its cost and in a timely manner prepare and file all income Tax Returns of such Qualifying Holdco in respect of the taxation year of such Qualifying Holdco ending immediately prior to the Amalgamation, subject to Metro’s right to approve all such Tax Returns as to form and substance;

(k)	such Qualifying Holdco Shareholder shall indemnify PJC and Metro, and any successor thereof, for any and all liabilities of such Qualifying Holdco in a form satisfactory to Metro acting reasonably;

(l)	such Qualifying Holdco Shareholder will be required to make representations and warranties and covenants required by Metro, acting reasonably;

(m)	such Qualifying Holdco will be required to be a party to the Amalgamation Agreement and other ancillary documentation;

(n)	such Qualifying Holdco Shareholder will provide Metro with copies of all draft documents necessary to effect the transactions contemplated herein (including, for greater certainty, in Section 2.8.4) on or before the 10th Business Day preceding the Effective Date, the completion of which will comply with applicable Laws (including Securities Laws) at or prior to the Effective Time;

(o)	the entering into or implementation of the Holdco Alternative will not result in any delay in completing any other transaction contemplated by this Agreement;

(p)	access to the books and records of such Qualifying Holdco shall have been provided on or before the 10th Business Day prior to the Effective Date and Metro and its outside legal counsel shall have completed their due diligence regarding the business and affairs of such Qualifying Holdco;

(q)	the terms and conditions of such Holdco Alternative must be satisfactory to Metro and PJC, acting reasonably;

(r)	such Qualifying Holdco Shareholder shall waive their Dissent Rights; and

(s)	such Qualifying Holdco Shareholder will be required to pay all reasonable out-of-pocket expenses incurred by Metro or PJC in connection with the Holdco Alternative, including any reasonable costs associated with any due diligence conducted by Metro or PJC.

2.8.2	Any Qualifying Holdco Shareholder who elects the Holdco Alternative will be required to make full disclosure to Metro of all transactions involved in such Holdco Alternative. In the event that the terms and conditions of or the transactions involved in such Holdco Alternative are not satisfactory to Metro, acting reasonably, no Holdco Alternative shall be offered and the other transactions contemplated by this Agreement shall be completed subject to the other terms and conditions hereof.

2.8.3	Failure of any Qualifying Holdco Shareholder to properly elect the Holdco Alternative in the Holdco Election Document on or prior to the Holdco Election Date will disentitle such Qualifying Holdco Shareholder from the Holdco Alternative.

2.8.4	Notwithstanding anything to the contrary herein, if a Qualifying Holdco Shareholder (i) has elected the Share Alternative in respect of its PJC Shares and would, without considering the application of this Section 2.8.4, receive Amalco Redeemable Shares upon the Amalgamation in lieu of the Excess Metro Share Election as a result of the application of Section 2.1.2(e), or (ii) has elected the Cash Alternative in respect of its PJC Shares and would, without considering the application of this Section 2.8.4, receive Metro Shares upon the Amalgamation in lieu of the Excess Cash Election as a result of the application of Section 2.1.2(d), and (iii) has elected in the Holdco Election Document to take advantage of this Section 2.8.4 (the Qualifying Holdco Shareholder Election), then:

(a)	PJC, in cooperation with the Depository, shall inform such Qualifying Holdco Shareholder at least five (5) Business Days prior to the Effective Date of the number of Amalco Redeemable Shares that such Qualifying Holdco Shareholder would receive upon Amalgamation if no Qualifying Holdco Shareholder Election would have been made;

(b)	such Qualifying Holdco Shareholder shall, effective on the day prior to the Effective Date, transfer to a wholly-owned subsidiary corporation of such Qualifying Holdco Shareholder which shall meet the requirements of Sections 2.8.1 (a), (c), (d), (g), (h), (l), (n), (q) and (r) (a Qualifying Holdco Shareholder Subsidiary), a number of preferred shares of the Qualifying Holdco, which shall have a value equal to the Amalco Redeemable Shares that would have otherwise been issuable to such Qualifying Holdco Shareholder if no Qualifying Holdco Shareholder Election was made (the Qualifying Holdco Cash Allocation Shares); and

(c)	on the Amalgamation, in accordance with the Amalgamation Agreement, the Qualifying Holdco Cash Allocation Shares of such Qualifying Holdco Shareholder Subsidiary shall be converted into a number of Amalco Redeemable Shares that such Qualifying Holdco Shareholder would have been entitled to receive as a result of the application of Section 2.1.2 and all other Qualifying Holdco Shares held by such Qualifying Holdco Shareholder shall be cancelled and the holder thereof shall receive in exchange the Metro Shares that it is otherwise entitle to receive under this Agreement.

2.8.5	Upon request by a Qualifying Holdco Shareholder, Metro may in its sole discretion agree to waive any of the requirements described in Section 2.8.

2.9	U.S. Securities Registration

2.9.1	Based upon the representations of PJC contained herein, Metro will use commercially reasonable efforts to file on the date of mailing of the Circular, and to cause to become and remain effective, a registration statement with the United States Securities and Exchange Commission (the SEC) on Form F-8 or Form F-80 under the U.S. Securities Act regarding the offering and issuance of Metro Shares to US holders of PJC Shares in connection with the Amalgamation. PJC will provide reasonable cooperation as requested to enable such filing and effectiveness. Prior to filing with the SEC any such registration statement, related Form F-X or amendments or exhibits thereto, Metro will provide drafts of such documents to PJC and shall give reasonable consideration to any comments made by PJC and its counsel.

2.9.2	With respect to compliance with state securities laws (sometimes called “blue sky laws”) of the United States of America, it is Metro’s intention to comply with such state securities laws. In connection with compliance with any applicable state securities law, Metro will consult with PJC and shall give reasonable consideration to any comments made by PJC and its counsel.

2.9.3	Metro and PJC and their respective US counsel shall generally cooperate in a reasonable manner as far as sharing information and taking action in order to comply with the requirements under Form F- 8 or Form F-80 as applicable (including regarding information to be filed) and in order to comply with any applicable requirements under US federal securities laws regarding press releases and offering communications. Metro and PJC shall similarly cooperate with respect to compliance with any applicable state securities laws.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of PJC

3.1.1	Except as set forth in the PJC Disclosure Letter (which disclosure shall apply against any representations and warranties to which it is reasonably apparent it should relate), PJC represents and warrants to Metro as set forth in Schedule 3.1 and acknowledges and agrees that Metro is relying upon such representations and warranties in connection with the entering into of this Agreement. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by PJC in this Agreement as set forth in Schedule 3.1, neither PJC nor any other Person makes or has made any representation or warranty to Metro or any of its Representatives, with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to PJC, any of its Subsidiaries or their respective businesses or operations or (b) any oral or written information furnished or made available to Metro or any of its Representatives in the course of their due diligence investigation of PJC, the negotiation of this Agreement or the consummation of the Amalgamation and the other transactions contemplated by this Agreement, including the accuracy, completeness or currency thereof.

3.1.2	Except for the representations and warranties set forth in this Agreement, neither PJC nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of PJC.

3.2	Representations and Warranties of Metro

3.2.1	Except as set forth in the Metro Disclosure Letter (which disclosure shall apply against any representations and warranties to which it is reasonably apparent it should relate), Metro represents and warrants to PJC as set forth in Schedule 3.2 and acknowledges and agrees that PJC is relying upon such representations and warranties in connection with the entering into of this Agreement. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Metro in this Agreement as set forth in Schedule 3.2, neither Metro nor any other Person makes or has made any representation or warranty to PJC or any of its Representatives, with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to Metro, any of its Subsidiaries or their respective businesses or operations or (b) any oral or written information furnished or made available to PJC or any of its Representatives in the course of their due diligence investigation of Metro, the negotiation of this Agreement or the consummation of the Amalgamation and the other transactions contemplated by this Agreement, including the accuracy, completeness or currency thereof.

3.2.2	Except for the representations and warranties set forth in this Agreement, neither Metro nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of Metro.

3.3	Survival

The representations and warranties of each of PJC and Metro contained in this Agreement shall not survive the completion of the Amalgamation and shall expire and terminate on the earlier of the termination of this Agreement in accordance with its terms and the Effective Date.

ARTICLE 4

REGULATORY APPROVALS

4.1	Applications

4.1.1	As soon as reasonably practicable but not later than 20 Business Days after the date hereof (or such later date or dates as PJC and Metro may mutually agree in writing): (i) Metro and PJC shall each file with the Commissioner of Competition the notice and information required under subsection 114(1) of the Competition Act, and (ii) Metro shall file with the Commissioner of Competition a submission requesting that an advance ruling certificate be issued under Section 102 of the Competition Act or, in the alternative, that the Commissioner of Competition issue a No Action Letter in respect of the transactions contemplated by this Agreement.

4.1.2	PJC and Metro shall cooperate in good faith to obtain the Regulatory Approvals but, in the case of a disagreement over the strategy, tactics or decisions relating to obtaining the Regulatory Approvals, Metro shall have the final and ultimate authority over the appropriate strategy, tactics and decisions; provided, for greater certainty, that such authority does not affect, alter or mitigate Metro’s obligation to fully comply with its covenants in this Agreement. PJC and Metro shall cooperate in connection with obtaining the Regulatory Approvals including providing or submitting to Governmental Entities on a timely basis, and as promptly as practicable, all documentation and information that is required, or in the opinion of Metro, acting reasonably, advisable, and shall cooperate in the preparation and submission of all applications, notices, filings, and submissions to Governmental Entities.

4.1.3	Subject to Section 4.1.4, each of PJC and Metro shall:

(a)	promptly inform the other party of any material communication received by such party from any Governmental Entity in respect of the Regulatory Approvals;

(b)	use commercially reasonable efforts to respond promptly to any request or notice from any Governmental Entity requiring the parties, or any one of them, to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of the Regulatory Approvals;

(c)	permit the other party to review in advance any proposed applications, notices, filings and submissions to Governmental Entities (including responses to requests for information and inquiries from any Governmental Entity) in respect of the Regulatory Approvals, and will provide the other party a reasonable opportunity to comment thereon and consider those comments in good faith;

(d)	promptly provide the other party with any filed copies of applications, notices, filings and submissions (including responses to requests for information and inquiries from any Governmental Entity) that were submitted to a Governmental Entity in respect of the Regulatory Approvals;

(e)	not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with Governmental Entities in respect of obtaining or concluding the Regulatory Approvals unless it consults with the other party in advance and gives the other party or its legal counsel the opportunity to attend and participate thereat, unless a Governmental Entity requests otherwise; and

(f)	keep the other party promptly informed of the status of discussions relating to obtaining or concluding the Regulatory Approvals.

4.1.4	Notwithstanding any other requirement in this Section 4.1, where a party (a Disclosing Party) is required under this Section 4.1 to provide information to another Party (a Receiving Party) that the Disclosing Party reasonably deems to be competitively sensitive information, the Disclosing Party may restrict the provision of such competitively sensitive information only to external legal counsel of the Receiving Party and/or through the use of customary “clean-room” arrangements, provided that the Disclosing Party also provides the Receiving Party a redacted version of such information which does not contain any such competitively sensitive or other restricted information.

4.1.5	Metro shall use its best efforts to obtain the Competition Act Approval. For greater certainty, in relation to the Competition Act Approval, such best efforts standard shall not allow PJC to state or suggest that Metro is prepared to provide or agree to particular undertakings or requirements without the prior consent of Metro.

4.1.6	Metro will pay the government filing fee required in connection with making a filing under the Competition Act.

4.1.7	As soon as reasonably practicable, Metro shall apply to list the Metro Shares issuable pursuant to the Amalgamation Agreement on the TSX and shall use its commercially reasonable efforts to obtain conditional approval, subject to customary conditions, for the listing of such Metro Shares on the TSX.

4.2	Obtaining of Regulatory Approvals

4.2.1	For purposes of this Agreement, no Regulatory Approval shall be considered to have been obtained if an appeal, stop-order, revocation order or proceeding seeking an appeal, stop-order or revocation order has been instituted after the granting of any Regulatory Approval and remains outstanding or subject to final judgment or adjudication on the Effective Date.

4.2.2	Metro and PJC shall not, and shall not allow any of their Subsidiaries to, take any action or enter into any transaction, including any merger, acquisition, business combination, joint venture, disposition, lease or contract, that would reasonably be expected to prevent, delay or impede the obtaining of, or increase the risk of not obtaining, the Regulatory Approvals, or otherwise prevent, delay or impede the consummation of the transactions contemplated by this Agreement. For greater certainty, neither Metro nor PJC may extend or consent to the extension of any applicable waiting periods without the written consent of the other.

ARTICLE 5

COVENANTS

5.1	Operation of Business by PJC

PJC hereby covenants and agrees in favour of Metro that, from the date hereof until the earlier of: (i) the Effective Date; or (ii) the date this Agreement is terminated pursuant to its terms, unless otherwise agreed to in writing by Metro, as disclosed in Section 5.1 of the PJC Disclosure Letter or as is otherwise expressly permitted or specifically contemplated by this Agreement (including pursuant to the PJC Reorganization Transactions) or as is otherwise required by applicable Law or a Governmental Entity:

5.1.1	the business of PJC and its Subsidiaries shall be conducted only in, and PJC and its Subsidiaries shall not take any action except in, the Ordinary Course, and PJC shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ current business organizations, assets, properties, goodwill and business relationships and to keep available the services of its current officers and employees, in each case, consistent with past practice;

5.1.2	PJC shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents or amend in any material respects the constating documents of any of its Subsidiaries; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the PJC Shares owned by any Person or the securities of any Subsidiary owned by a Person other than PJC except Permitted Dividends; (iii) adjust, subdivide, combine or reclassify its share capital; (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of PJC or its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of PJC or its Subsidiaries, other than the issuance of PJC Shares issuable pursuant to the terms of the outstanding Options; (v) redeem, purchase or otherwise acquire or subject to an Encumbrance any of its outstanding securities or securities convertible or exchangeable into or exercisable for any such securities, unless otherwise required by the terms of such securities and other than in transactions between two or more PJC wholly-owned Subsidiaries or between PJC and a PJC wholly-owned Subsidiary; (vi) amend or modify the terms of any of its securities; (vii) undertake any capital reorganization or reduce the stated capital of any outstanding securities of PJC or any of its Subsidiaries, (viii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of PJC or any of its Subsidiaries; (ix) split, consolidate, redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (x) make any change in its accounting methods or policies or adopt new accounting policies, in each case except as required in accordance with GAAP or applicable Laws or pursuant to written instructions, comments or orders of a Securities Authority; (xi) enter into any Contract with respect to any of the foregoing; or (xii) (A) file or make any material Tax Return or amended Tax Return, except as required by Law and in a manner consistent with past practice, (B) enter into any material agreement with a Governmental Entity with respect to Taxes, (C) surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, (D) consent to the extension or waiver of the limitation period applicable to any material Tax matter, (E) materially amend or change any of its methods of reporting or accounting for income, for income Tax purposes, except as may be required by Law, (F) settle, compromise or agree to the entry of judgment with respect to any proceeding relating to Taxes, except for any settlement, compromise or agreement that is not materially detrimental to PJC taking into account any reserves made in relation to such Taxes as reflected on PJC Financial Statements, (G) take any action or enter into any transaction that would have the effect of reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and (d) of the Tax Act otherwise available to Metro and/or its Subsidiaries in respect of any property owned or to be owned directly or indirectly by PJC or its Subsidiaries, (H) take any action or fail to take any action that would, or would reasonably be expected to, cause the Tax attributes of assets of PJC or any of its Subsidiaries or the amount of Tax loss carry-forwards of PJC or any of its Subsidiaries to materially and adversely change from what is reflected in their respective Tax returns, or render such Tax loss carry-forwards unusable (in whole or in part) by any of them or any successor corporations;

5.1.3	PJC shall promptly notify Metro in writing of any circumstance or development that, to the knowledge of PJC, is or would reasonably be expected to constitute a Material Adverse Effect in respect of PJC or any change in any material fact set forth in the PJC Disclosure Record or in the PJC Disclosure Letter;

5.1.4	PJC shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) sell, pledge, lease, license, dispose of, surrender, let lapse, lose the right to use, mortgage, license, transfer or grant an Encumbrance (other than a Permitted Encumbrance) on any assets of PJC or of any Subsidiary, except in the Ordinary Course; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or asset, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer, or purchase of any (A) property of any other Person except in relation to pharmacies or real estate with a fair market value not in excess of $10 million individually or $25 million in the aggregate or (B) assets with a fair market value in excess of $10 million individually or $25 million in the aggregate; (iii) incur any Indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans or advances, except for (a) refinancing of existing debt on substantially the same market terms and (b) Indebtedness incurred in the Ordinary Course not to exceed $10 million in the aggregate; (iv) pay, discharge, settle, satisfy, compromise, waive, assign or release any action, claim, proceeding, liability or obligation (including any regulatory investigation), other than the payment, discharge or satisfaction of liabilities incurred in the Ordinary Course, or in an amount of not more than $10 million in respect of each such liability; (v) release or relinquish, or authorize or propose to do so, any right under a Material Contract; (vi) in respect of any assets of PJC or of any Subsidiary, waive, release, surrender, let lapse, grant or transfer any material right or value or amend, modify or change, or agree to amend, modify or change, in any material respect any existing material Authorization, right to use, lease, contract, Intellectual Property rights, or other material document, except in the Ordinary Course; (vii) abandon or fail to diligently pursue any application for any material Authorizations, licenses, leases, permits or registrations or take any action, or fail to take any action, that could lead to the termination of any material Authorizations, licenses, leases or registrations; (viii) enter into a new line of business or materially change the business of PJC or its Subsidiaries; (ix) authorize any change to any of its Franchise Agreements or royalty or fee schedules other than in the Ordinary Course; (x) enter into or terminate any hedges, derivatives, swaps, forward sales contracts or other financial instruments or like transaction, except in the Ordinary Course; or (xi) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

5.1.5	PJC shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract (other than Leases entered into in the Ordinary Course); (ii) enter into any Contract that limits or otherwise restricts PJC or any of its Subsidiaries or any of their successors, or that would, after the Effective Date, limit or otherwise restrict Metro or any of its Subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area or from operating their business in substantially the same manner as it was operated immediately prior to entering into this Agreement; or (iii) terminate or cancel, or allow to lapse or amend or modify any Material Contract other than in the Ordinary Course, provided that, except for Leases, none of PJC or any of its Subsidiaries shall extend the term of any Material Contract for an additional term exceeding 12 months;

5.1.6	other than (i) as is necessary to comply with applicable Laws, (ii) in accordance with any incentive or compensation arrangement in effect on the date hereof, (iii) as provided in Section 2.5.3 or (iv) as otherwise agreed by Metro, neither PJC nor any of its Subsidiaries: (i) shall grant to any officer or director of PJC or any of its Subsidiaries an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the grant of any severance or termination pay not in accordance with existing policies; (iv) enter into or amend any employment agreement with any officer or director of PJC or any of its Subsidiaries; (v) increase any benefits payable under its current severance or termination pay policies; or (vi) adopt or materially amend or make any contribution to any PJC Employee Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of PJC or any of its Subsidiaries, other than, in respect of clauses (i), (ii), (iv) and (v), in the Ordinary Course consistent with existing policies and practices;

5.1.7	PJC shall not, and shall not permit any of its Subsidiaries to, make, in one transaction or in a series of related transactions, any material loan, advances or capital contributions to, or investments in, any other Person other than to wholly-owned Subsidiaries or enter into any Contract with, or make any loans to, on behalf or for the benefit of, any shareholder, officer or director of PJC or any of its Subsidiaries, or any of their respective Affiliates or associates;

5.1.8	PJC shall use commercially reasonable efforts to defend all lawsuits or other Legal Action to which it is a party and PJC shall not, and shall not permit any of its Subsidiaries to, waive, release, settle or compromise: (i) any material Legal Action, including those described in Schedule 5.1.8 of the PJC Disclosure Letter, or any material claim; or (ii) any material Legal Action that is brought by any current, former or purported holder of any securities of PJC in its capacity as such and that (a) requires any payment to such security holders by PJC or any Subsidiary or (b) adversely affects in any material respect the ability of PJC and its Subsidiaries to conduct their business; and

5.1.9	PJC shall not terminate or cancel, or allow to lapse or amend or modify in any material respect, any material insurance policies maintained by it covering PJC or any of its Subsidiaries, including directors’ and officers’ insurance, which is not replaced by a comparable amount of insurance coverage on comparable terms; provided that, subject to Section 5.14, none of PJC or any of its Subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

Nothing in this Agreement is intended to or shall result in Metro exercising material influence over the operations of PJC, particularly in relation to operations in which the parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date.

5.2	Covenants of PJC

PJC hereby covenants and agrees in favour of Metro that, from the date hereof until the earlier of (i) the Effective Date; or (ii) the date this Agreement is terminated pursuant to its terms, PJC shall perform, and shall cause its Subsidiaries to perform, all obligations required to be performed by PJC or any of its Subsidiaries, as the case may be, under this Agreement and shall do all such other lawful acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby and, without limitation, PJC shall, subject to Sections 5.5, 5.6 and 5.7, and where appropriate shall cause its Subsidiaries to:

5.2.1	use its commercially reasonable efforts to satisfy the conditions precedent under its control set forth in Section 6.1 and Section 6.2 in this Agreement;

5.2.2	notify Metro forthwith upon becoming aware of any notice regarding the exercise or payment of any Options, DSUs, PBSs and SARs, and inform Metro of all information (including the identity of the giver thereof) known to it regarding such notice;

5.2.3	use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on PJC or its Subsidiaries with respect to the transactions contemplated hereby;

5.2.4	use commercially reasonable efforts to: (i) defend all lawsuits or other Legal Action to which it is a party challenging or affecting this Agreement, the Amalgamation or the consummation of the transactions contemplated hereby; and (ii) have lifted or rescinded any injunction or restraining order or other order relating to PJC or any of its Subsidiaries challenging or affecting this Agreement, the Amalgamation or the consummation of the transactions contemplated hereby;

5.2.5	use commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) necessary to be obtained under the Material Contracts in connection with the Amalgamation or (B) required in order to maintain the Material Contracts in full force and effect following completion of the Amalgamation, in each case, on terms that are reasonably satisfactory to Metro, and without paying, and without committing itself or Metro to pay, any consideration or incur any liability or obligation without the prior written consent of Metro;

5.2.6	use its reasonable best efforts to cause to be delivered to Metro on the Effective Date resignations and releases (in a form satisfactory to Metro, acting reasonably), effective upon the Effective Time having occurred, of the directors of any of PJC’s Subsidiaries designated in writing by Metro prior to the Effective Date, and causing them to be replaced by Persons nominated by Metro effective as of the Effective Time;

5.2.7	not, and cause each of its Subsidiaries not to, enter into any transaction or perform any act which would: (i) interfere or be inconsistent with the successful completion of the Amalgamation; (ii) render incorrect any of the representations and warranties set forth herein if such representations and warranties were made at a date subsequent to such transaction or action and all references to the date hereof were to such later date; or (iii) adversely affect PJC’s ability to perform and comply with its covenants and agreements under this Agreement; and

5.2.8	promptly advise Metro in writing of (i) any fact, event or any change occurring after the date hereof that (A) would render any representation or warranty of PJC contained in this Agreement, except any such representation or warranty which speaks only as of a date prior to the occurrence of such fact, event or change, untrue or inaccurate in any material respect; or (B) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such party prior to or at the Effective Time under this Agreement, and (ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Amalgamation and promptly provide Metro with a copy of such notice or other communication.

5.3	Covenants of Metro

Metro hereby covenants and agrees in favour of PJC that, from the date hereof until the earlier of: (i) the Effective Date; or (ii) the date this Agreement is terminated pursuant to its terms, Metro shall perform, and shall cause its Subsidiaries to perform, all obligations required to be performed by Metro or any of its Subsidiaries under this Agreement and shall do all such other acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby, and, without limitation, Metro shall, and where appropriate shall cause its Subsidiaries to:

5.3.1	use its commercially reasonable efforts to satisfy the conditions precedent under its control set forth in Section 6.1 and Section 6.3 in this Agreement;

5.3.2	use commercially reasonable efforts to: (i) defend all lawsuits or other Legal Action to which it is a party challenging or affecting this Agreement, the Amalgamation or the consummation of the transactions contemplated hereby; and (ii) have lifted or rescinded any injunction or restraining order or other order relating to Metro or any of its Subsidiaries challenging or affecting this Agreement, the Amalgamation or the consummation of the transactions contemplated hereby;

5.3.3	use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Metro or its Subsidiaries with respect to the transactions contemplated hereby;

5.3.4	not, and cause each of its Subsidiaries to refrain from taking any commercially reasonable action, to enter into any transaction or perform any act which would: (i) interfere or be inconsistent with the successful completion of the Amalgamation; (ii) render incorrect any of the representations and warranties set forth herein if such representations and warranties were made at a date subsequent to such transaction or act and all references to the date hereof were to such later date; or (iii) adversely affect Metro’s ability to perform and comply with its covenants and agreements under this Agreement;

5.3.5	promptly advise PJC in writing of (i) any fact, event or any change occurring after the date hereof that (A) would render any representation or warranty of Metro contained in this Agreement, except any such representation or warranty which speaks only as of a date prior to the occurrence of such fact, event or change, untrue or inaccurate in any material respect; or (B) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such party prior to or at the Effective Time under this Agreement, and (ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Amalgamation and promptly provide PJC with a copy of such notice or other communication; and

5.3.6	immediately prior to the filing of the Articles of Amalgamation, provide the Depository with sufficient funds and a treasury order relating to the issuance of a sufficient number of Metro Shares required to effect payment in full of the Aggregate Consideration to be paid pursuant to the Amalgamation.

5.4	Operation of Business by Metro

5.4.1	Metro hereby covenants and agrees in favour of PJC that, from the date hereof until the earlier of: (i) the Effective Date; or (ii) the date this Agreement is terminated pursuant to its terms, Metro shall not, directly or indirectly:

(a)	split, combine, reclassify or amend the terms of the Metro Shares;

(b)	amend its articles, by-laws or other constating documents in any manner that would have a material and adverse impact on the value of the Metro Shares;

(c)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Metro or Metro Subco; or

(d)	authorize, agree, resolve or otherwise commit to do any of the foregoing.

5.4.2	Metro shall promptly notify PJC in writing of any circumstance or development that, to the knowledge of Metro, is or would reasonably be expected to constitute a Material Adverse Effect in respect of Metro or, except as it relates to the Commitment Letter or the financing of the Amalgamation, any change in any material fact set forth in the Metro Disclosure Record.

5.5	Covenants of PJC Regarding Non-Solicitation

5.5.1	Except as expressly permitted in Sections 5.5 and 5.6, PJC shall not, and shall cause its Subsidiaries not to, directly or indirectly, through any Representative:

(a)	solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties of, facilities, books or records of PJC or any Subsidiary or entering into any form of Contract) any inquiries, submissions, proposals or offers that constitute or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than Metro and its Affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c)	withdraw, amend, modify or qualify in a manner adverse to Metro, or publicly propose or state an intention to withdraw, amend, modify or qualify in a manner adverse to Metro, the Board Recommendation;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days following such public announcement or public disclosure will not be considered to be in violation of this Section 5.5.1);

(e)	fail to publicly recommend or reaffirm the Board Recommendation within five Business Days after having been requested in writing by Metro to do so; or

(f)	accept, approve, endorse or enter into any Contract in respect of any Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.6) or publicly propose to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal.

5.5.2	PJC hereby represents and warrants in favour of Metro that, as of the date hereof, there is no Acquisition Proposal which PJC is currently considering nor any continuing solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any Person (other than Metro and its Affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal.

5.5.3	PJC hereby represents and warrants that PJC has not waived any confidentiality, standstill, non-disclosure, non-solicitation or similar agreement or restriction in effect as of the date of this Agreement to which PJC or any Subsidiary is a party, and further covenants and agrees (i) that PJC and any Subsidiary shall take all necessary action to enforce each confidentiality, standstill, non- disclosure or non-solicitation agreement or covenant to which PJC or any Subsidiary is a party, and (ii) not release, and cause its Subsidiaries not to release, any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting PJC, or any of its Subsidiaries, under any confidentiality, standstill, non-disclosure or non-solicitation agreement or covenant to which PJC or any Subsidiary is a party, without the prior written consent of Metro (which may be withheld or delayed in Metro’s sole and absolute discretion) (it being acknowledged by Metro that the automatic termination or release of any such restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 5.5.3).

5.5.4	If PJC or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to PJC or any Subsidiary in connection with an Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, Books and Records of PJC or any Subsidiary, PJC shall promptly notify Metro, at first orally, and then as soon as practicable and in any event within 24 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide Metro with copies of all written documents, material or substantive correspondence or other material received in respect of, from or on behalf of any such Persons. PJC shall keep Metro fully informed on a current basis of the status of material developments and (to the extent permitted by Section 5.6) negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and shall provide to Metro copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence communicated to PJC by or on behalf of any Person making any such Acquisition Proposal, inquiry, proposal, offer or request.

5.5.5	Nothing contained in this Agreement, including this Section 5.5, shall prohibit the Board from taking any action to fulfill its disclosure or legal obligations to PJC Shareholders or from making a Change in Recommendation prior to the PJC Meeting, if in the good faith judgement of the Board, after consultation with outside legal counsel, failure to take such action or make such disclosure or Change in Recommendation would reasonably be expected to be inconsistent with the Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including without limitation issuing a directors’ circular under applicable Securities Laws or calling and holding a meeting of PJC Shareholders requisitioned by such PJC Shareholders in accordance with the QBCA); provided PJC and its Representatives are not otherwise in breach of this Section 5.5. For purposes of making a Change in Recommendation, pursuant to this Section 5.5.5 (and for greater certainty, not in connection with a termination of this Agreement pursuant to Section 5.7.1), the Board may consider an Acquisition Proposal that constitutes or could reasonably be expected to constitute a Superior Proposal without taking into account the Irrevocable Support and Voting Agreements signed by the Irrevocable Supporting PJC Shareholders.

5.6	Responding to an Acquisition Proposal

5.6.1	Notwithstanding Section 5.5, if at any time prior to obtaining the Required Shareholder Approval, PJC receives a written Acquisition Proposal, PJC may (i) contact the Person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal, and (ii) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of PJC or its Subsidiaries, if and only if, in the case of this clause (ii):

(a)	the Acquisition Proposal did not result from a wilful and intentional breach of Section 5.5 by PJC or any Person acting at the direction of or on behalf of PJC;

(b)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with PJC or any of its Subsidiaries;

(c)	the Board shall have determined in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes, or could reasonably be expected to constitute, a Superior Proposal;

(d)	PJC has been, and continues to be, in compliance with its obligations under Sections 5.5 and 5.6;

(e)	prior to providing any such copies, access, or disclosure, PJC enters into a confidentiality agreement with such Person that contains a customary standstill provision and that is otherwise on terms that are no less favourable to PJC than those found in the Confidentiality Agreement, and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to Metro (by posting such information to the Data Room or otherwise); and

(f)	prior to providing any such copies, access or disclosure, PJC provides Metro with a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 5.6.1(e).

5.7	Right to Match

5.7.1	If PJC receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Amalgamation Resolution by the PJC Shareholders, the Board may (having considered, inter alia, the recommendation of the Special Committee) authorize

PJC to make a Change in Recommendation and terminate this Agreement (subject to compliance with Article 7 ) in order to enter into a definitive agreement with respect to such Superior Proposal, if and only if all of the following conditions are met:

(a)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with PJC or any of its Subsidiaries;

(b)	PJC has been, and continues to be, in compliance with its obligations under Sections 5.5 and 5.6;

(c)	PJC has provided Metro a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to PJC in connection therewith;

(d)	The PJC Meeting has not occurred;

(e)	The Irrevocable Support and Voting Agreements have been terminated in accordance with the terms therein;

(f)	PJC has delivered to Metro a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to authorize PJC to make a Change in Recommendation and terminate this Agreement in order to enter into such definitive agreement with respect to such Superior Proposal, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal (the Superior Proposal Notice);

(g)	at least five Business Days (the Matching Period) have elapsed from the date that is the later of the date on which Metro received the Superior Proposal Notice and the date on which Metro received all of the materials set forth in Section 5.7.1(c);

(h)	during any Matching Period, Metro has had the opportunity (but not the obligation), in accordance with Section 5.7.2, to offer to amend this Agreement and the Amalgamation Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal; and

(i)	after the Matching Period, the Board (i) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of this Agreement and the Amalgamation as proposed to be amended by Metro under Section 5.7.2) and (ii) has determined in good faith, after consultation with its outside legal counsel, that the failure by the Board to authorize PJC to make a Change in Recommendation and terminate this Agreement in order to enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties.

5.7.2	During the Matching Period, or such longer period as PJC may approve (in its sole discretion) in writing for such purpose: (a) the Board shall review any offer made by Metro under Section 5.7.1(h) to amend the terms of this Agreement and the Amalgamation Agreement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) PJC shall negotiate in good faith with Metro to make such amendments to the terms of this Agreement and the Amalgamation Agreement as would enable Metro to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines (having considered, inter alia, the recommendation of the Special Committee) that such Acquisition Proposal would cease to be a Superior Proposal, PJC shall promptly so advise Metro and PJC and Metro shall amend this Agreement to reflect such offer made by Metro, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

5.7.3	Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the PJC Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.7, and Metro shall be afforded a new five Business Day Matching Period from the later of the date on which Metro received the Superior Proposal Notice and the date on which Metro received all of the materials set forth in Section 5.7.1 with respect to the new Superior Proposal from PJC.

5.7.4	The Board shall promptly reaffirm the Board Recommendation (having considered, inter alia, the recommendation of the Special Committee) by press release after any Acquisition Proposal, which the Board has determined not to be a Superior Proposal, is publicly announced or publicly disclosed or the Board determines that a proposed amendment to the terms of this Agreement and the Amalgamation Agreement as contemplated under Section 5.7.2 would result in an Acquisition Proposal no longer being a Superior Proposal. PJC shall provide Metro and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Metro and its counsel.

5.7.5	If PJC provides a Superior Proposal Notice to Metro on a date that is less than 10 Business Days before the PJC Meeting, PJC shall either proceed with or postpone the PJC Meeting to a date that is not more than 15 Business Days after the scheduled date of the PJC Meeting, as directed by Metro at its sole discretion.

5.7.6	Nothing contained in this Agreement shall prevent the Board or the Special Committee from complying with Section 2.17 of National Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal.

5.8	Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, PJC shall advise its Subsidiaries and its Representatives of the prohibitions set out in Sections 5.5, 5.6 and 5.7 and any violation of the restrictions set forth therein by PJC, its Subsidiaries or their respective Representatives is deemed to be a breach of this Agreement by PJC .

5.9	Access to Information; Confidentiality

5.9.1	From the date hereof until the earlier of the Effective Date and the termination of this Agreement, PJC shall, and shall cause its Subsidiaries and representatives to, subject to all applicable Laws and the terms of any existing Contracts and in accordance with the Confidentiality Agreement, to give to Metro and its Representatives, upon reasonable notice, reasonable access to its and its Subsidiaries’ Books and Records, Contracts and financial and operating data or other information with respect to the assets or business of PJC as Metro or its Representatives may from time to time reasonably request in connection with strategic and integration planning and for any other reasons reasonably relating to the transactions contemplated herein, so long as the access does not unduly interfere with the Ordinary Course conduct of the business of PJC, and provided that no sampling or other intrusive environmental investigations or studies shall be performed without PJC’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Without limiting the foregoing: (a) Metro and its officers, employees, advisors, representatives, lenders and potential lenders shall, upon reasonable prior notice, have the right to conduct inspections of each of the Owned Properties and Leased Properties; and (b) PJC shall, upon Metro’s request, facilitate discussions between Metro and any third party from whom consent may be required.

5.9.2	Neither Metro nor any of its Representatives will, prior to the Effective Date, contact any PJC Employees, suppliers, clients, franchisees, licensors or lessors of PJC or any of its Subsidiaries in relation to PJC or the transactions contemplated under this Agreement and other related integration plans without prior consultation with (i) the President and Chief Executive Officer, (ii) the Executive Vice President, Finance and Corporate Affairs or (iii) the Vice President, Legal Affairs and Corporate Secretary of PJC.

5.9.3	Investigations made by or on behalf of Metro, whether under this Section 5.9 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by PJC in this Agreement.

5.9.4	This Section 5.9 shall not require PJC or any of its Subsidiaries to permit any access, or to disclose any information that in the reasonable good faith judgment of PJC, after consultation with outside legal counsel, is likely to result in the breach of any Contract, any violation of any Law or cause any privilege (including attorney-client privilege) that PJC or its Subsidiaries would be entitled to assert to be undermined with respect to such information; provided that, the parties hereto shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so could reasonably (in the good faith belief of such disclosing party, after consultation with counsel) be managed through the use of customary “clean-room” arrangements.

5.9.5	Metro acknowledges that the Confidentiality Agreement continues to apply and that any information provided under Section 5.9.1 above that is non-public and/or proprietary in nature shall be subject to the terms of the Confidentiality Agreement; provided that to the extent any provision of the Confidentiality Agreement conflicts with the terms of this Agreement, the terms of this Agreement shall prevail. For greater certainty, if this Agreement is terminated in accordance with its terms, any obligations of the parties and their respective representatives under the Confidentiality Agreement shall survive the termination of this Agreement in accordance with the terms of the Confidentiality Agreement.

5.10	PJC Reorganization Transactions

Notwithstanding anything to the contrary set forth herein, prior to the Effective Time, PJC may, and may cause certain of its Affiliates to, take all steps necessary to effect and carry out the reorganization set forth in Section 5.10 of the PJC Disclosure Letter (the PJC Reorganization Transactions). No representation, warranty or covenant made by PJC hereunder shall be deemed to be breached as a result of or in connection with the implementation of the PJC Reorganization Transactions.

5.11	Pre-Amalgamation Reorganization

5.11.1	Subject to Section 5.11.2, PJC agrees that, upon request of Metro, PJC shall use its commercially reasonable efforts to (i) perform such reorganizations of its business, operations, corporate structure of PJC Subsidiaries and assets or such other transactions as Metro may request, acting reasonably (each a Pre-Amalgamation Reorganization), (ii) cooperate with Metro and its advisors to determine the nature of the Pre-Amalgamation Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken, and (iii) cooperate with Metro and its advisors to seek to obtain consents or waivers which might be required from PJC’s lenders under its existing credit facility in connection with the Pre-Amalgamation Reorganizations, if any.

5.11.2	PJC will not be obligated to participate in any Pre-Amalgamation Reorganization under Section 5.11.1 unless PJC determines in good faith that such Pre-Amalgamation Reorganization:

(a)	can be completed prior to the Effective Date, and can be unwound in the event the Amalgamation is not consummated without adversely affecting PJC or the PJC Shareholders in any material manner;

(b)	is not, in the opinion of PJC, after consultation with its legal counsel, acting reasonably, prejudicial to PJC, any of its Subsidiaries, any PJC Shareholders and any holders of Options, DSUs, PBSs, or SARs;

(c)	does not impair the ability of PJC to consummate, and will not materially delay the consummation of, the Amalgamation;

(d)	does not unreasonably nor materially interfere with the ongoing operations of PJC and its Subsidiaries;

(e)	shall not require PJC to obtain the approval of the PJC Shareholders and shall not require Metro to obtain the approval of its shareholders;

(f)	shall not form part of any Regulatory Approvals;

(g)	does not require the directors, officers, employees or agents of PJC or its Subsidiaries to take any action in any capacity other than as a director, officer, employee or agent;

(h)	shall not be considered to constitute a breach of the representations, warranties or covenants of PJC hereunder (including where any such Pre-Amalgamation Reorganization requires the consent of any third party under a Contract);

(i)	does not require PJC or its Subsidiaries to take any action that could reasonably be expected to result in Taxes being imposed on any PJC Shareholders incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Amalgamation in the absence of action being taken pursuant to this Section 5.11; and

(j)	does not result in any material breach by PJC or any of its Subsidiaries of any Material Contract or any breach by PJC or any of its Subsidiaries of their respective organizational documents or Law, provided that any failure to obtain consent in connection with the Pre-Amalgamation Reorganization will be deemed not to constitute or result in a breach pursuant to this Section 5.11.2(j);

5.11.3	Metro must provide written notice to PJC of any proposed Pre-Amalgamation Reorganization at least 15 Business Days prior to the Effective Date. Upon receipt of such notice, PJC and Metro shall work cooperatively and use their best efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Amalgamation Reorganization, including any amendment to this Agreement or the Amalgamation Agreement and shall seek to have any such Pre-Amalgamation Reorganization made effective as of the last moment of the Business Day ending immediately prior to the Effective Date.

5.11.4	Metro agrees that it will be responsible for all costs and expenses associated with any Pre-Amalgamation Reorganization to be carried out at its request and shall indemnify and save harmless PJC and its Affiliates from and against any and all direct and indirect liabilities, losses, damages, fees, claims, Taxes, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Amalgamation Reorganization (including actual out-of-pocket costs and expenses for filing fees and external counsel and auditors which may be incurred), including the unwinding, reversal, modification or termination of such Pre-Amalgamation Reorganization, if after participating in any Pre-Amalgamation Reorganization the Amalgamation is not completed other than due to a breach by PJC of the terms and conditions of this Agreement. The obligation of Metro to reimburse PJC for fees and expenses and be responsible for cost as set out in this Section 5.11.4 will be in addition to any other payment Metro may be obligated to make hereunder and will survive termination of this Agreement.

5.11.5	PJC acknowledges and agrees that Metro may, prior to the Effective Date at any time and from time to time, perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as Metro deems necessary or desirable (each, a Metro Reorganization), provided that such Metro Reorganization does not adversely affect Metro’s ability to perform and comply with its covenants and agreements under this Agreement. Metro must provide written notice to PJC of any proposed Metro Reorganization at least 10 Business Days prior to the Effective Date. Upon receipt of such notice, PJC and Metro shall work cooperatively and use their best efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Metro Reorganization, including any amendment to this Agreement or the Amalgamation Agreement.

5.11.6	Metro waives any breach of a representation, warranty or covenant by PJC, where such breach is solely a result of an action taken by PJC or a Subsidiary in good faith pursuant to a written request by Metro in accordance with this Section 5.11.2.

5.12	Public Communications

The parties shall cooperate in the preparation of presentations, if any, to the PJC Shareholders regarding the Amalgamation. A party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Amalgamation without the consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), and PJC must not make any filing with any Governmental Entity (subject in each case to PJC’s overriding obligations to make any disclosure or filing required by Laws or as contemplated by Section 4.1) with respect to this Agreement or the Amalgamation without the consent of Metro (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any party that, in the opinion of its outside legal counsel, is required to make disclosure by Law (other than in connection with the Regulatory Approvals contemplated by Section 4.1) shall use its commercially reasonable efforts to give the other party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The party making such disclosure shall give reasonable consideration to any comments made by the other party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. For greater certainty, the foregoing shall not prevent either party from making internal announcements to employees and having discussions with PJC Shareholders or Metro Shareholders, as the case may be, and financial analysts and other stakeholders so long as such statements and announcements are consistent with the most recent press releases, public disclosures or public statements made by the party. Notwithstanding anything to the contrary in this Agreement, PJC shall have no obligation to consult with Metro prior to making any disclosure related to an Acquisition Proposal or a Change in Recommendation.

5.13	Other Covenants

5.13.1	At the Effective Date, Metro shall cause two persons designated by PJC prior to mailing of the Circular (the PJC Nominees), each of which shall meet Metro’s eligibility requirements, to join the board of directors of Metro, the membership of which shall be modified to accommodate such two new directors.

5.13.2	Metro shall cause the PJC Nominees to be nominated for election to the board of directors of Metro at the first annual meeting of Metro called following the Effective Date; provided that if any of the PJC Nominees should resign, be ineligible or otherwise unable to serve as directors of Metro, PJC or Amalco, as applicable, shall be entitled to nominate a replacement candidate for election. Metro shall only be obligated to nominate for election to the board of directors of Metro such replacement candidate who is able and eligible to serve as a director of Metro.

5.14	Insurance and Indemnification

5.14.1	Prior to the Effective Date, PJC shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by PJC and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Metro will, or will cause Amalco to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that Metro will not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% of PJC’s and its Subsidiaries current annual aggregate premium for policies currently maintained by PJC and its Subsidiaries.

5.14.2	Metro shall honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of PJC and its Subsidiaries to the extent that they are disclosed in Section 5.14.2 of the PJC Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Section 5.14.2 of the PJC Disclosure Letter, shall survive the completion of the Amalgamation and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date. The provisions of this Section 5.14.2 shall be binding, jointly and severally, on all successors of Metro.

5.14.3	If PJC or any of its Subsidiaries or any of their respective successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other Person and shall not be a continuing or surviving corporation or entity or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, Metro shall ensure that proper provisions shall be made so that the successors and assigns of PJC shall assume all of the obligations set forth in this Section 5.14.

5.14.4	This Section 5.14 shall survive the consummation of the Amalgamation and is intended to be for the benefit of, and shall be enforceable by, the present and former directors and officers of PJC and its Subsidiaries and their respective heirs, executors, administrators and personal representatives (the Indemnified Persons) and, for such purpose, PJC hereby confirms that it is acting as agent on behalf of the Indemnified Persons. On the Effective Date, Metro shall provide direct confirmation of its undertakings under this Section 5.14 to the present directors and officers of PJC and its Subsidiaries.

5.15	TSX De-Listing

Subject to applicable Laws, PJC and Metro shall use their commercially reasonable efforts to cause the PJC Shares to be de-listed from the TSX promptly following completion of the Amalgamation.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions Precedent

The respective obligations of the parties hereto to complete the Amalgamation and the other transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may be waived only by the mutual consent of Metro and PJC:

6.1.1	the Required Shareholder Approval in respect of the Amalgamation Resolution shall have been obtained;

6.1.2	no Governmental Entity of competent jurisdiction shall have (i) enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents, prohibits or makes the consummation of the Amalgamation illegal or otherwise prohibits or enjoins PJC or Metro from consummating the Amalgamation or any of the other transactions contemplated in this Agreement, or (ii) taken any proceeding of a judicial or administrative nature that relates to or results from the transactions contemplated in this Agreement that would, if successful, result in an order or ruling that would reasonably be expected to cease trade, enjoin or prohibit the completion of the Amalgamation in accordance with its terms;

6.1.3	the Regulatory Approvals shall have been made, given or obtained taking into account the covenants of Metro and PJC in this respect at Article 4 , and each such Regulatory Approval is in force and has not been modified;

6.1.4	the Amalgamation Agreement shall be substantially in the form and content attached hereto as Schedule 1.1.10; and

6.1.5	this Agreement shall not have been terminated in accordance with its terms.

6.2	Additional Conditions Precedent to the Obligations of Metro

The obligations of Metro to complete the Amalgamation and the other transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent (each of which is for Metro’s exclusive benefit and may be waived by Metro and any one or more of which, if not satisfied or waived, will relieve Metro of any obligation under this Agreement):

6.2.1	All acts, undertakings, obligations, agreements and covenants of PJC under this Agreement or under the Amalgamation Agreement to be performed on or before the Effective Date shall have been duly performed in all material respects by PJC and Metro shall have received a certificate of PJC addressed to Metro and dated as of the Effective Date, signed on behalf of PJC by the Chief Executive Officer and the Chief Financial Officer of PJC, in each case, without personal liability, confirming the same.

6.2.2	(i) The representations and warranties of PJC under paragraphs 3.1.1 [Organization and Qualification], 3.1.2 [Corporate Authorization], 3.1.5 [Binding Obligation], 3.1.6.1 [No Violation; Absence of Defaults and Conflicts], and 3.1.40 [Brokers] of Schedule 3.1 were true and correct as of the date of this Agreement and shall be true and correct in all material respects on the Effective Date (and for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored), (ii) the representations and warranties of PJC set forth in paragraph 3.1.10 [Capital Structure] of Schedule 3.1 (in respect of the number of securities of PJC outstanding) are true and correct as of the Effective Time in all but de minimis respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and (iii) all other representations and warranties of PJC set forth in this Agreement were true and correct as of the date of this Agreement and shall be true and correct in all respects as of the Effective Date, without regard to any materiality or Material Adverse Effect standard (except to the extent such representations and warranties speak as of a specified date, in which event such representations and warranties shall be true and correct in all respects as of such specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect in respect of PJC; and Metro shall have received a certificate of PJC, addressed to Metro and dated as of the Effective Date, signed on behalf of PJC by the Chief Executive Officer and the Chief Financial Officer of PJC, in each case, without personal liability, confirming the same.

6.2.3	Since the date of this Agreement, there shall have not occurred a Material Adverse Effect in respect of PJC.

Metro may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Metro with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by Metro in complying with its obligations hereunder.

6.3	Additional Conditions Precedent to the Obligations of PJC

The obligations of PJC to complete the Amalgamation and the other transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent (each of which is for the exclusive benefit of PJC and may be waived by PJC and any one or more of which, if not satisfied or waived, will relieve PJC of any obligation under this Agreement):

6.3.1	All acts, undertakings, obligations, agreements and covenants of Metro under this Agreement or under the Amalgamation Agreement to be performed on or before the Effective Date shall have been duly performed in all material respects by Metro and PJC shall have received a certificate of Metro addressed to PJC and dated as of the Effective Date, signed on behalf of Metro by the Chief Executive Officer and the Chief Financial Officer of Metro, without personal liability, confirming the same.

6.3.2	(i) the representations and warranties of Metro under paragraphs 3.2.1 [Organization and Qualification], 3.2.2 [Corporate Authorization], 3.2.3 [Binding Obligation] and 3.2.4.1 [No Violation; Absence of Defaults and Conflicts] of Schedule 3.2 were true and correct as of the date of this Agreement and shall be true and correct in all material respects on the Effective Date (and for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored), (ii) the representations and warranties of Metro set forth in paragraph 3.2.8.1 [Capital Structure] of Schedule 3.2 will reflect the number of common shares of Metro issued and outstanding as of the Effective Time in all but de minimis respects, and (iii) all other representations and warranties of Metro set forth in this Agreement were true and correct as of the date of this Agreement and shall be true and correct in all respects as of the Effective Date, without regard to any materiality or Material Adverse Effect standard (except to the extent such representations and warranties speak as of a specified date, in which event such representations and warranties shall be true and correct in all respects as of such specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect; and PJC shall have received a certificate of Metro, addressed to PJC and dated as of the Effective Date, signed on behalf of Metro by the Chief Executive Officer and the Chief Financial Officer of Metro, in each case without personal liability, confirming the same.

6.3.3	Metro shall have deposited with the Depository in escrow on the Business Day immediately prior to the date of the filing by PJC of the Articles of Amalgamation with the Enterprise Registrar pursuant to Section 2.7.1, sufficient funds and a treasury order relating to the issuance of a sufficient number of Metro Shares required to effect payment in full of the Aggregate Consideration to be paid pursuant to all of the transactions contemplated by this Agreement and the Amalgamation, and the Depository shall have confirmed to PJC receipt of the funds and the Metro Shares.

6.3.4	The conditional approval of TSX to the listing of the Metro Shares issuable pursuant to the Amalgamation Agreement shall have been obtained and be in force and have not been rescinded.

6.3.5	Since the date of this Agreement, there shall have not occurred a Material Adverse Effect in respect of Metro.

PJC may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by PJC with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by PJC in complying with its obligations hereunder.

6.4	Notice and Cure Provisions

PJC, on the one hand, and Metro, on the other hand, will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be reasonably expected to:

6.4.1	constitute a material breach of any of its representations or warranties contained herein or which would cause such representations and warranties to be untrue or incorrect in any material respect on the Effective Date; or

6.4.2	result in the failure, in any material respect, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such party hereunder prior to the Effective Date.

Metro may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2.1(c)(i) [Breach of Representation or Warranty or Failure to Perform Covenant by PJC] and PJC may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2.1(d)(i) [Breach of Representation or Warranty or Failure to Perform Covenant by Metro], unless forthwith and in any event prior to the filing of the Articles of Amalgamation with the Enterprise Registrar, PJC or Metro, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which PJC or Metro, as the case may be, is asserting as the basis for the non-fulfilment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that PJC or Metro, as the case may be, is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other may not terminate this Agreement until the later of the Outside Date and the expiration of a period of 15 Business Days from such notice.

6.5	Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Amalgamation is issued by the Enterprise Registrar.

ARTICLE 7

TERMINATION

7.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

7.2	Termination

7.2.1	This Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Date (notwithstanding any approval of the Amalgamation Resolution or the Amalgamation by the PJC Shareholders):

(a)	by the mutual written agreement of PJC and Metro (without further action on the part of PJC Shareholders, if terminated after the holding of the PJC Meeting);

(b)	by either PJC, on the one hand, or Metro, on the other hand, if:

(i)	Occurrence of Outside Date. The Effective Date shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 7.2.1(b)(i) [Occurrence of Outside Date] shall not be available to a party if the failure of the Effective Date to so occur has been caused by, or is a result of, a breach by such party of any of its representations or warranties or the failure of such party to perform any of its covenants or agreements under this Agreement;

(ii)	Illegality. After the date hereof, there shall be enacted or made any applicable Law (or any such applicable Law shall been amended) that makes consummation of the Amalgamation illegal or otherwise prohibits or enjoins PJC or Metro from consummating the Amalgamation and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; provided that a party may not terminate this Agreement pursuant to this Section 7.2.1(b)(ii) [Illegality] if the Law has been enacted, made, enforced or amended, as applicable, as a result of a breach by such party of any of its representations or warranties or the failure of such party to perform any of its covenants or agreements under this Agreement; and provided the party seeking to terminate this Agreement pursuant to this Section 7.2.1(b)(ii) [Illegality] has used its best efforts in respect of Regulatory Approvals and commercially reasonable efforts with respect to all other matters to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Amalgamation; or

(iii)	No Required Shareholder Approval. The PJC Shareholders fail to approve the Amalgamation Resolution at the PJC Meeting, provided that a party may not terminate this Agreement pursuant to this Section 7.2.1(b)(iii) if the failure to obtain the Required Shareholder Approval has been caused by, or is a result of, a breach by such party of any of its representations or warranties or the failure of such party to perform any of its covenants or agreements under this Agreement and, in the case of PJC, it shall not be entitled to terminate this Agreement pursuant to this Section 7.2.1(b)(iii) until at least 10 Business Days have elapsed from the date of the PJC Meeting;

(c)	by Metro if:

(i)	Breach of Representation or Warranty or Failure to Perform Covenant by PJC. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of PJC set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 [Mutual Conditions Precedent] or Section 6.2 [Additional Conditions Precedent to the Obligations of Metro] not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date or are not cured in accordance with the terms of Section 6.4; provided, in each of those cases, that Metro is not then in breach of this Agreement so as to directly or indirectly cause any of the conditions set forth in Section 6.1 [Mutual Conditions Precedent] or Section 6.3 [Additional Conditions Precedent to the Obligations of PJC] not to be satisfied; or

(ii)	Material Adverse Effect. There has occurred a Material Adverse Effect in respect of PJC.

(d)	by PJC if:

(i)	Breach of Representation or Warranty or Failure to Perform Covenant by Metro. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of Metro set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 [Mutual Conditions Precedent] or Section 6.3 [Additional Conditions Precedent to the Obligations of PJC] not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date or are not cured in accordance with the terms of Section 6.4; provided, in each of those cases, that PJC is not then in breach of this Agreement so as to directly or indirectly cause any of the conditions set forth in Section 6.1 [Mutual Conditions Precedent] or Section 6.2 [Additional Conditions Precedent to the Obligations of Metro] not to be satisfied; or

(ii)	Superior Proposal. PJC receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Amalgamation Resolution by the PJC Shareholders and the Board authorizes PJC to terminate this Agreement in compliance with Section 5.7.1, provided that, prior to or concurrently with such termination, PJC pays the Termination Fee in accordance with Section 7.3.

7.2.2	The party desiring to terminate this Agreement pursuant to this Article 7 (other than pursuant to Section 7.2.1(a)) shall give notice of such termination to the other party.

7.2.3	In the case of any termination of this Agreement pursuant to this Article 7, this Agreement shall be of no further force and effect without liability of any party under this Agreement, except for Section 5.14 which, in the event of termination under Section 7.1 as a result of the Effective Time occurring, shall survive for the period set forth in Section 5.14, and except for Sections 5.11.4, 7.3, 8.3, 8.6, 8.7 and 8.8, which shall continue in full force and effect, and provided that no termination of this Agreement and no payment of any fee or any expense reimbursement under Section 7.3 shall relieve any party from liability for any wilful breach of this Agreement or affect the obligations of the parties under the Confidentiality Agreement.

7.3	Expenses and Termination Fee

7.3.1	If a Termination Fee Event (as defined below) occurs, PJC shall pay to Metro (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 7.3.3.

7.3.2	For the purposes of this Agreement, Termination Fee means $135 million, less any amounts previously reimbursed by PJC to Metro pursuant to Section 7.3.4, and Termination Fee Event means the termination of this Agreement:

(a)	by PJC pursuant to Section 7.2.1(d)(ii) [Superior Proposal];

(b)	(i) by Metro pursuant to Section 7.2.1(c)(i) [Breach of Representation or Warranty or Failure to Perform Covenant by PJC], or (ii) by either PJC or Metro pursuant to Section 7.2.1(b)(i) [Occurrence of Outside Date] or Section 7.2.1(b)(iii) [No Required Shareholder Approval], but only if, in the case of this paragraph (b): (A) prior to the PJC Meeting, an Acquisition Proposal shall have been made or publicly announced by any Person other than Metro, and (B) an Acquisition Proposal is consummated within a period of 365 days from the date of exercise of such termination (provided that, for the purpose of this Section 7.3.2(b), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1.1, except that references to 20% or more shall be deemed to be references to 50% or more).

7.3.3	If a Termination Fee Event occurs due to a termination of this Agreement by PJC pursuant to Section 7.2.1(d)(ii) [Superior Proposal], the Termination Fee shall be paid prior to or concurrently with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 7.3.2(b), the Termination Fee shall be paid upon the consummation/closing of the Acquisition Proposal referred to therein.

7.3.4	In the event that this Agreement is terminated by Metro pursuant to Section 7.2.1(b)(i) [Occurrence of Outside Date] or pursuant to Section 7.2.1(c)(i) [Breach of Representation or Warranty or Failure to Perform Covenant by PJC], in all such cases as a result of the conditions in Section 6.2.1 or Section 6.2.2 not being satisfied by PJC and where at the time of such termination the conditions set forth in Section 6.1 and Section 6.3 have been satisfied or waived (other than those conditions that by their nature cannot be satisfied other than at the Effective Time), PJC shall pay, or cause to be paid, to Metro all reasonable documented expenses, costs and fees of Metro and its Affiliates incurred in connection with the transactions contemplated hereby and related financings, not to exceed $20 million, such payment to be made within two Business Days of any such termination or, if later, within two Business Days of Metro’s provision of documentation in respect of such expenses. In no event shall PJC be required to pay under Section 7.3.1, on the one hand, and this Section 7.3.4, on the other hand, in the aggregate, an amount in excess of the Termination Fee. In the event that this Agreement is terminated by PJC pursuant to Section 7.2.1(b)(i) [Occurrence of Outside Date] or pursuant to Section 7.2.1(d)(i) [Breach of Representation or Warranty or Failure to Perform Covenant by Metro], in all such cases as a result of the conditions in Section 6.3.1, Section 6.3.2, Section 6.3.3 or Section 6.3.4 not being satisfied by Metro and where at the time of such termination the conditions set forth in Section 6.1 and Section 6.2 have been satisfied or waived (other than those conditions that by their nature cannot be satisfied other than at the Effective Time), Metro shall pay, or cause to be paid, to PJC all reasonable documented expenses, costs and fees of PJC and its Affiliates incurred in connection with the transactions contemplated hereby and related financings, not to exceed $20 million, such payment to be made within two Business Days of any such termination or, if later, within two Business Days of PJC’s provision of documentation in respect of such expenses.

7.3.5	PJC acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements Metro would not enter into this Agreement, and that the amounts set out in this Section 7.3 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which Metro will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. PJC irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Metro agrees that the payment of the Termination Fee pursuant to this Section 7.3 in the manner provided therein is the sole and exclusive remedy of Metro in respect of the event giving rise to such payment; provided the foregoing limitation shall not apply in respect of any Person other than PJC, its Subsidiaries and their respective Representatives, acting in such capacity. Each party shall also have the right to injunctive and other equitable relief in accordance with Section 8.13 to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement.

ARTICLE 8

GENERAL

8.1	Amendment

This Agreement may, at any time and from time to time before or after the holding of the PJC Meeting but not later than the date of filing of the Articles of Amalgamation with the Enterprise Registrar, be amended by mutual written agreement of the parties hereto, and any such amendment may, without limitation:

8.1.1	change the time for performance of any of the obligations or acts of the parties;

8.1.2	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

8.1.3	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

8.1.4	waive compliance with or modify any conditions precedent herein contained.

provided that, notwithstanding the foregoing, the terms of this Agreement shall not be amended after the holding of the PJC Meeting in a manner materially prejudicial to the PJC Shareholders without the approval of the PJC Shareholders given in the same manner as required by Law for the approval of the Amalgamation.

8.2	Schedules

Any reference herein to a matter being disclosed or set forth in the PJC Disclosure Letter or Metro Disclosure Letter, as the case may be, shall mean disclosure in such section of such disclosure letter that corresponds to the relevant Section of this Agreement; provided, however, that the disclosure of any fact or item provided in one section of the PJC Disclosure Letter or Metro Disclosure Letter shall be deemed, without repetition or cross-reference, to be disclosure of such fact or information in any other relevant section of the PJC Disclosure Letter or Metro Disclosure Letter, as applicable, if the relevance of such reference would be reasonably apparent on its face. The disclosure of any information in the PJC Disclosure Letter or Metro Disclosure Letter that is not strictly required under this Agreement has been made for informational purposes only. The parties acknowledge and agree that the PJC Disclosure Letter or Metro Disclosure Letter and the information and disclosures contained in it do not constitute or imply, and will not be construed as: (i) any representation, warranty, covenant or agreement which is not expressly set out in this Agreement; (ii) an admission or acknowledgement that such information is required to be set forth therein or that such information is material to PJC or Metro, as the case may be, or any entity related thereto or their respective business (or activities), assets or liabilities; (iii) an admission that the information is within or outside the Ordinary Course; (iv) an admission of any liability or obligation of PJC or Metro; (v) a standard of materiality, a standard for what is or is not in the Ordinary Course, or any other standard contrary to the standards contained in this Agreement; or (vi) an expansion of the scope of effect of any of the representations, warranties and covenants set out in this Agreement.

8.3	Notices

All notices and other communications which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally, by telecopy or e- mail (provided confirmation of receipt is acknowledged by return electronic mail from the recipient), in each case addressed to the particular party at:

8.3.1	Metro, as follows:

Metro Inc.

11011 Maurice-Duplessis

Montréal, Québec H1C 1V6

Attention:	Eric R. La Flèche
Telecopier:	(514) 356-5841
E-mail:	elafleche@metro.ca

With a copy to:

Attention:	Simon Rivet
Telecopier:	(514) 356-5841
Email:	srivet@metro.ca

With a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP
1 Place Ville-Marie
25th Floor
Montréal, Québec H3B 1R1

Attention:	Paul Raymond
Steve Malas
Telecopier:	(514) 286-5474
E-mail:	paul.raymond@nortonrosefulbright.com
steve.malas@nortonrosefulbright.com

8.3.2	PJC, as follows:

The Jean Coutu Group (PJC) Inc.
245 Jean Coutu Street
Varennes, Québec J3X 0E1
Attention:	François J. Coutu
E-mail:	fjcoutu@jeancoutu.com

With a copy to:

Attention:	Nicolle Forget
Email:	forget.nicolle@videotron.ca

With a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
1155 René-Lévesque Blvd.
Suite 4100
Montréal, Québec H3B 3V2

Attention:	André Roy
Robert Carelli
Telecopier:	(514) 397-3222
E-mail:	aroy@stikeman.com
rcarelli@stikeman.com

With a copy to:

Fasken Martineau DuMoulin LLP
Stock Exchange Tower
800 Square Victoria, Suite 3700
Montreal, Québec H4Z 1E9

Attention:	Robert Paré and Marie-Josée Neveu
Telecopier:	(514) 397-7600
Email:	rpare@fasken.com
mneveu@fasken.com

or at such other address of which any party may, from time to time, advise the other party by notice in writing given in accordance with the foregoing.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile or (iv) if sent by electronic mail, upon confirmation of receipt by the recipient if it is a Business Day and confirmation was received prior to 5:00 p.m. (local time in place of delivery or receipt) and otherwise on the next Business Day. A party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the party at its changed address. Any element of a party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a party’s outside legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that party. The failure to send a copy of a notice or other communication to outside legal counsel does not invalidate delivery of that notice or other communication to a party.

8.4	Assignment

This Agreement shall not be assigned by any party hereto without the prior written consent of the other parties, except that Metro may assign this Agreement to any of its Affiliates without the prior consent of PJC, but none of any such assignments shall (i) relieve Metro of its obligations hereunder; (ii) impair, delay or prevent the satisfaction of any other conditions set forth in Article 6 ; or (iii) impair, delay or prevent the consummation of the transactions contemplated by this Agreement.

8.5	Cooperation / Further Assurances

Subject to the terms hereof, each of the parties hereto agrees to cooperate in good faith and to take commercially reasonable steps and actions after the date hereof, as are not adverse to the party requested to take any such step or action, to complete the Amalgamation and the other transactions contemplated hereby. Each party hereto shall, from time to time, and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform, carry out or better evidence the terms and intent hereof.

8.6	Expenses

Except as otherwise provided in Section 7.3, each of the parties shall pay its own legal, financial, advisory, accounting and other costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and the Amalgamation and any other costs and expenses whatsoever and howsoever incurred.

8.7	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of Québec and the Laws of Canada applicable therein.

8.8	Forum; Jurisdiction

The parties hereby submit to the non-exclusive jurisdiction of the competent court in the judicial district of Montréal, Québec for any dispute, disagreement, controversy or claim arising out of or in connection with the transactions contemplated by this Agreement.

8.9	Invalidity of Provisions

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.10	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to constitute one and the same instrument.

8.11	Investigation by Parties

No investigations made by or on behalf of either party or any of their respective authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the other party in or pursuant to this Agreement.

8.12	Time

Time shall be of the essence of this Agreement.

8.13	Specific Performance and other Equitable Rights

8.13.1	Subject to Section 8.13.2, each of the parties recognizes and acknowledges that Metro would not have agreed to pursue the Amalgamation, and PJC would not have agreed to recommend that PJC Shareholders vote in favour of the Amalgamation Resolution, unless this Agreement was executed and, accordingly, acknowledges and agrees that a breach by a party of any obligation in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at Law for money damages. Therefore, each of the parties agrees that in the event of any such breach or threatened breach, the aggrieved party shall be entitled to specific performance of such obligation and provisional, interlocutory and permanent injunctive relief and other equitable remedies in addition to any other remedy to which it may be entitled, at Law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive relief or other equitable remedies.

8.13.2	While Metro may pursue either a grant of specific performance under Section 8.13.1 to the extent provided therein or the payment of the Termination Fee under Section 7.3.1, under no circumstances shall Metro be permitted or entitled to receive both (i) a grant of specific performance that permits the consummation of the transactions contemplated by this Agreement in accordance with the terms of this Agreement; and (ii) monetary damages in connection with this Agreement or any termination of this Agreement (it being understood, for the avoidance of doubt, that any such damages shall not exceed the Termination Fee).

8.14	No Third Parties Beneficiaries

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than under Section 5.14 (which are intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons at any time).

8.15	Waiver

No waiver, whether by conduct or otherwise, of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in an instrument duly executed by the parties to be bound thereby.

8.16	Language

The parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

(Signatures on next page)

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

METRO INC.		THE JEAN COUTU GROUP (PJC) INC.

Per:	(s) Eric R. La Flèche	Per:	(s) Jean Coutu
	Name: Eric R. La Flèche		Name: Jean Coutu
	Title: President and chief executive officer		Title: Chairman of the board

Per:	(s) François Thibault	Per:	(s) François J. Coutu
	Name: François Thibault		Name: François J. Coutu
	Title: Executive vice president, chief financial officer and treasurer		Title: President and chief executive officer

SCHEDULE A

IRREVOCABLE SUPPORTING PJC SHAREHOLDERS

1.	3958230 Canada Inc.

2.	4527011 Canada Inc.

3.	Fondation Marcelle et Jean Coutu

SCHEDULE B

D&O SUPPORTING PJC SHAREHOLDERS

Officers

•	Hélène Bisson

•	André Belzile

•	Alain Boudreault

•	Brigitte Dufour

•	Guy Franche

•	Alain Lafortune

•	Marie-Chantal Lamothe

•	Richard Mayrand

•	Normand Messier

•	Marcel A. Raymond

Non-Executive Directors

•	Marcel Dutil

•	Nicolle Forget

•	Cora Mussely Tsouflidou

•	Annie Thabet

•	Andrew T. Molson

SCHEDULE 1.1.10

AMALGAMATION AGREEMENT

(see attached)

AMALGAMATION AGREEMENT

AMALGAMATION	AGREEMENT made as of the •th day of •, 2018

AMONG:	• QUÉBEC INC., a corporation incorporated under the laws of the Province of Quebec having its registered office in the City of Montréal, Province of Quebec, herein acting and represented by •, duly authorized for all purposes hereof (hereinafter referred to as Metro Subco)

AND:	THE JEAN COUTU GROUP (PJC) INC., a corporation incorporated under the laws of the Province of Quebec having its registered office in the City of Varennes, Province of Quebec, herein acting and represented by François Jean Coutu, duly authorized for all purposes hereof (hereinafter referred to as PJC)

AND:	[HOLDCO •], a corporation incorporated under the laws of the Province of Quebec having its registered office in the City of •, Province of Quebec, herein acting and represented by •, duly authorized for all purposes hereof (hereinafter referred to as Holdco • and collectively with Holdco •, the Holdcos) [NTD: To be repeated as necessary to take into account each Qualifying Holdco.]

AND:	METRO INC., a corporation incorporated under the laws of the Province of Quebec having its registered office in the City of Montréal, Province of Quebec, herein acting and represented by •, duly authorized for all purposes hereof (hereinafter referred to as Metro)

WHEREAS Metro Subco was incorporated on •, 201[8] pursuant to the Business Corporations Act (Quebec);

WHEREAS PJC was incorporated on June 22, 1973 under Part 1 of the Companies Act (Quebec), was continued on January 27, 1986 by certificate of continuance under Part 1A of the Companies Act (Quebec) and was continued under the Business Corporations Act (Quebec) upon the effective date of this act on February 14, 2011;

WHEREAS Metro results from the amalgamation on April 30, 1982 of Métro-Richelieu Group Inc. and United Grocers Inc. under Part 1A of the Companies Act (Quebec) and was continued under the Business Corporations Act (Quebec) upon the effective date of this act on February 14, 2011;

WHEREAS [each of the] Holdco[s] is a Qualifying Holdco (as defined below) and, as such, has been incorporated under the Business Corporations Act (Quebec) on or after January 15, 2018;

WHEREAS the authorized share capital of Metro Subco consists of an unlimited number of common shares (actions ordinaires), without par value, of which • common shares are issued and outstanding as fully paid and non-assessable;

WHEREAS the authorized share capital of PJC consists of (i) an unlimited number of Class “A” subordinate voting shares (actions à droit de vote subalterne catégorie « A »), without par value, (ii) an unlimited number of Class “B” shares (actions catégorie « B »), without par value, and (iii) an unlimited number of Class “C” shares (actions catégorie « C »), without par value, issuable in one or more series, of which • Class “A” subordinate voting shares and • Class « B » shares are issued and outstanding as fully paid and non-assessable;

WHEREAS the authorized share capital of Holdco • consists of (i) an unlimited number of Class “A” common shares (actions ordinaires catégorie « A »), without par value, (ii) an unlimited number of Class “B” common shares (actions ordinaires catégorie

« B »), without par value, and (iii) an unlimited number of preferred shares (actions privilégiées), without par value, of which • Class “A” common shares (actions ordinaires catégorie « A »), • Class “B” common shares (actions ordinaires catégorie « B ») and • preferred shares (actions privilégiées) are issued and outstanding as fully paid and non-assessable; [NTD: To be repeated as necessary to take into account each Qualifying Holdco.];

WHEREAS the authorized share capital of Metro consists of an unlimited number of common shares, without par value, of which • common shares have been issued and allotted and are outstanding as fully paid and non-assessable;

WHEREAS Metro and PJC have entered into a combination agreement dated as of October 2, 2017 with respect to, among other things, the transactions contemplated herein (the Combination Agreement);

WHEREAS, as contemplated in the Combination Agreement, Metro Subco, PJC and [the] Holdco[s], availing themselves of Chapter XI of the Business Corporations Act (Quebec), wish to amalgamate on the terms and conditions set forth herein and in the Combination Agreement;

WHEREAS there is no reasonable ground to believe that Amalco (as defined below) will be unable to pay its liabilities as they become due as a result of the Amalgamation (as defined below);

NOW THEREFORE this Agreement witnesses that, in consideration of the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

1.1.1	Aggregate Tax PUC means the sum of (i) the amount of the Tax PUC of the PJC Shares (other than PJC Shares that are not converted or cancelled as a consequence of Section 4.5 and PJC Shares held by [the] Holdco[s]) immediately prior to the Effective Time, (ii) the amount of the Tax PUC of all of the shares in the capital of [the] Holdco[s] immediately prior to the Effective Time, and (iii) the amount of the Tax PUC of all of the shares in the capital of Metro Subco converted pursuant to Section 4.1.1;

1.1.2	Aggregate Consideration means the amount equal to $24.50 multiplied by all of the issued and outstanding PJC Shares (excluding those held by Dissenting Shareholders);

1.1.3	Amalco means the corporation resulting from the Amalgamation;

1.1.4	Amalco Common Shares (individually, an Amalco Common Share) means common shares in the share capital of Amalco, having the rights, privileges, conditions and restrictions described in Exhibit I hereto;

1.1.5	Amalco Redeemable Shares (individually, an Amalco Redeemable Share) means redeemable preferred shares in the share capital of Amalco, having the rights, privileges, conditions and restrictions described in Exhibit I hereto;

1.1.6	Amalgamating Corporations (individually, an Amalgamating Corporation) means Metro Subco, PJC and [the] Holdco[s];

1.1.7	Amalgamation means the amalgamation among Metro Subco, PJC and [the] Holdco[s] under Chapter XI of the QBCA giving effect to the transactions described in this Agreement;

1.1.8	Articles of Amalgamation means the articles confirming the Amalgamation required under the QBCA to be filed with the Enterprise Registrar;

1.1.9	Business Day means any day on which commercial banks are generally open for business in Montréal, Quebec, other than a Saturday, a Sunday or a day observed as a holiday in Montréal, Quebec under applicable Laws;

1.1.10	Cash Proration Percentage means •%, being the lesser of:

(a)	100%; and

(b)	the fraction, expressed as a percentage, (A) the numerator of which is 75% of the Aggregate Consideration divided by $24.50; and (B) the denominator of which is the aggregate number of Amalco Redeemable Shares sought by those PJC Shareholders and Qualifying Holdco Shareholders who elected in their Letter of Transmittal (or are deemed to have elected) the Cash Alternative;

the whole as calculated in accordance with Section 2.1.2(d) of the Combination Agreement;

1.1.11	Certificate of Amalgamation means the certificate issued by the Enterprise Registrar attesting the Amalgamation pursuant to section 286 of the QBCA;

1.1.12	Cash Alternative has the meaning ascribed to it in the Combination Agreement;

1.1.13	Condition Satisfaction has the meaning ascribed thereto in Section 2.9;

1.1.14	Circular means the notice of the PJC Meeting and accompanying management information circular in the French and English languages dated October •, 2017, including all schedules thereto, prepared and sent by PJC to PJC Shareholders in connection with the PJC Meeting, as amended, supplemented or otherwise modified from time to time;

1.1.15	Combination Agreement has the meaning ascribed thereto in the preamble of this Agreement;

1.1.16	Depository means Computershare Trust Company of Canada;

1.1.17	Dissenting Shareholder means a registered PJC Shareholder who, in connection with the special resolution of the PJC Shareholders which approved and adopted the Amalgamation, has exercised the right to dissent pursuant to Sections 372 and following of the QBCA in strict compliance with the provisions thereof and thereby has become entitled to receive, if the Amalgamation is completed, the fair value of his or her PJC Shares as determined in accordance with the QBCA;

1.1.18	Effective Date means the date shown on the Certificate of Amalgamation;

1.1.19	Effective Time means 12:01 a.m. (Eastern time) on the Effective Date;

1.1.20	Enterprise Registrar means the enterprise registrar acting under the QBCA;

1.1.21	Exchange Ratio means 0.61006 Metro Shares in respect of each PJC Share;

1.1.22	Governmental Entity (collectively, the Governmental Entities) means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental, private or self-regulatory body or organization or stock exchange exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

1.1.23	Issued and Paid-up Share Capital means the issued and paid-up share capital as determined under the QBCA;

1.1.24	Laws (individually, a Law) means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines (to the extent that they have the force of law or are binding on the Person to which they purport to apply), judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having legal jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

1.1.25	Letter of Transmittal means the form of letter of transmittal and election form enclosed with the Circular;

1.1.26	Metro Shares (individually, a Metro Share) means common shares in the share capital of Metro;

1.1.27	Person includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

1.1.28	PJC Meeting means the special meeting of PJC Shareholders (including any adjournment or postponement thereof) convened on November •, 2017 during which the Amalgamation was considered and approved;

1.1.29	PJC Shareholders (individually, a PJC Shareholder) means the registered or beneficial holders of the issued and outstanding PJC Shares;

1.1.30	PJC Shares (individually, a PJC Share) means the Class “A” subordinate voting shares (actions à droit de vote subalterne catégorie « A ») and the Class “B” shares (actions catégorie « B ») in the share capital of PJC;

1.1.31	QBCA means the Business Corporations Act (Quebec) as now in effect and as it may be amended from time to time prior to the Effective Time;

1.1.32	Qualifying Holdco has the meaning ascribed to it in the Combination Agreement;

1.1.33	Qualifying Holdco Cash Allocation Shares has the meaning ascribed to it in the Combination Agreement;

1.1.34	Qualifying Holdco Share has the meaning ascribed to it in the Combination Agreement;

1.1.35	Qualifying Holdco Shareholder has the meaning ascribed to it in the Combination Agreement;

1.1.36	Qualifying Holdco Shareholder Election has the meaning ascribed to it in the Combination Agreement;

1.1.37	Qualifying Holdco Shareholder Subsidiary has the meaning ascribed to it in the Combination Agreement;

1.1.38	Remaining Holdco Cash Allocation Shares has the meaning ascribed thereto in Section 4.1.6;

1.1.39	Remaining Holdco Share Allocation Shares has the meaning ascribed thereto in Section 4.1.5;

1.1.40	Remaining Metro Shares has the meaning ascribed thereto in Section 4.2;

1.1.41	Share Alternative has the meaning ascribed to it in the Combination Agreement;

1.1.42	Share Proration Percentage means •%, being the lesser of:

(a)	100%; and

(b)	the fraction, expressed as a percentage, (A) the numerator of which is 25% of the Aggregate Consideration divided by $40.16; and (B) the denominator of which is the aggregate number of Metro Shares sought by those PJC Shareholders and Qualifying Holdco Shareholders who elected in their Letter of Transmittal the Share Alternative;

the whole as calculated in accordance with Section 2.1.2(e) of the Combination Agreement; and

1.1.43	Tax PUC means the paid-up capital calculated in accordance with the Income Tax Act (Canada);

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections, Schedules, Exhibits and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section”, “Schedule” or “Exhibit” followed by a number and/or a letter refer to the specified Article, Section, Schedule or Exhibit of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Exhibits hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Currency

All sums of money referred to in this Agreement are expressed in Canadian dollars.

1.4	Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5	Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

ARTICLE 2

AMALGAMATION

2.1	Amalgamation

Metro Subco, PJC and [each] Holdco hereby agree to amalgamate and to continue as one corporation effective from the Effective Date pursuant to Section 276 of the QBCA, on the terms and conditions set forth herein and in the Combination Agreement.

2.2	Effect of Amalgamation

At the Effective Time on the Effective Date:

2.2.1	the amalgamation of the Amalgamating Corporations and their continuance as Amalco shall become effective;

2.2.2	the property of each Amalgamating Corporation continues to be the property of Amalco;

2.2.3	Amalco continues to be liable for the obligations of each Amalgamating Corporation;

2.2.4	an existing cause of action, claim or liability to prosecution is unaffected;

2.2.5	a civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may be continued to be prosecuted by or against Amalco; and

2.2.6	a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Corporation may be enforced by or against Amalco.

2.3	Name

The name of Amalco shall be “Le Groupe Jean Coutu (PJC) inc.” in the French language form and “The Jean Coutu Group (PJC) Inc.” in the English language form.

2.4	Head Office

The head office of Amalco shall be situated in the Judicial District of Montréal, Province of Québec and the address of its head office shall be 11011 Maurice-Duplessis Boulevard, Montréal (Quebec) H1C 1V6.

2.5	Activities

There shall be no restrictions on the business which Amalco is authorized to carry on or on the powers that Amalco may exercise.

2.6	Share Capital

2.6.1	The authorized share capital of Amalco shall consist of an unlimited number of (i) Amalco Common Shares, without par value, and (ii) an unlimited number of Amalco Redeemable Shares, without par value;

2.6.2	The rights, privileges, conditions and restrictions attached to the Amalco Common Shares and the Amalco Redeemable Shares are described in Exhibit I attached hereto.

2.7	Private Issuer Restrictions

The transfer of securities of Amalco shall be restricted in that no securityholder shall be entitled to transfer any such security or securities without either:

(a)	the approval of the directors of Amalco expressed by a resolution passed by a majority of the directors at a meeting of the board of directors or by an instrument or instruments in writing signed by all of the directors; or

(b)	the approval of the holders of at least a majority of the shares of Amalco entitling the holders thereof to vote in all circumstances (other than holders of shares who are entitled to vote separately as a class) for the time being outstanding expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by all of the holders of such shares.

2.8	By-Laws

The by-laws of Amalco, until repealed, amended or altered, shall be the by-laws of Metro Subco in effect prior to the Effective Time on the Effective Date.

2.9	Completion of the Amalgamation/Filing of Documents

Subject to the other provisions of this Agreement, and the conditions precedent set forth in Article 6 of the Combination Agreement having been met or, where not prohibited, the party thereto in whose favour the condition is having waived the same (excluding conditions that, by their terms, cannot be satisfied until the Effective Date) (the Condition Satisfaction), PJC shall, as soon as practicable but no later than five (5) Business Days after the Condition Satisfaction, on the date selected by Metro and PJC, file with the Enterprise Registrar the Articles of Amalgamation and such other documents as may be required in order for the Amalgamation to become effective in accordance with the QBCA.

ARTICLE 3

BOARD OF DIRECTORS

3.1	Number of Directors

The board of directors of Amalco shall, until otherwise changed in accordance with the QBCA or the articles of Amalco, consist of a minimum number of one and a maximum number of ten directors and the board of directors shall have the power to determine the number of directors.

3.2	Initial Directors

The initial directors of Amalco will be as follows:

Name	Domicile
Éric R. La Flèche	987 ch. Moncrieff, Mont-Royal
Quebec, H3R 3A3, Canada

François Thibault	58 White Pine Street, Beaconsfield
Quebec, H9W 5E3, Canada

Such directors shall hold office until the next annual meeting of shareholders of Amalco or until their successors are elected or appointed.

ARTICLE 4

AMALGAMATING EVENTS

4.1	Conversion, Cancellation and Exchange of Shares

On the Effective Time:

4.1.1	each of the common shares of Metro Subco outstanding immediately prior to the Effective Date shall be converted into Amalco Common Shares, on the basis of one issued, fully paid and non-assessable Amalco Common Share for each issued and outstanding common share of Metro Subco;

4.1.2	with respect to the PJC Shares outstanding immediately prior to the Effective Time that are held by each PJC Shareholder (other than [a] Holdco) who has elected (or is deemed to have elected) in its Letter of Transmittal the Cash Alternative:

(a)	a number of the PJC Shares held by such PJC Shareholder equal to all of the PJC Shares held by such PJC Shareholder multiplied by the Cash Proration Percentage (in this Section 4.1.2, the Applicable PJC Shares) shall be converted into such number of duly authorized, fully-paid and non-assessable Amalco Redeemable Shares as is equal to the number of such Applicable PJC Shares, which Amalco Redeemable Shares shall be redeemed immediately following the Amalgamation by Amalco in consideration for $24.50 per share;

provided that, if the Cash Proration Percentage is less than 100%,

(b)	the balance of the PJC Shares (in this Section 4.1.2, the Remaining PJC Shares) held by such PJC Shareholder shall be cancelled and such PJC Shareholder shall receive in exchange such number of duly authorized, fully-paid and non-assessable Metro Shares equal to the product of the number of Remaining PJC Shares multiplied by the Exchange Ratio; provided that no fractional Metro Shares will be issued under the Amalgamation, and any resulting fractional Metro Share shall be rounded down, to the closest whole number, and such PJC Shareholder will receive the net cash proceeds of such fractional Metro Share as set forth in Section 4.2;

4.1.3	with respect to the PJC Shares outstanding immediately prior to the Effective Time that are held by a PJC Shareholder (other than [a] Holdco) who has elected in its Letter of Transmittal the Share Alternative:

(a)	a number of the PJC Shares held by such PJC Shareholder equal to all of the PJC Shares held by such PJC Shareholder multiplied by the Share Proration Percentage (in this Section 4.1.3, the Applicable PJC Shares) shall be cancelled and such PJC Shareholder shall receive in exchange such number of duly authorized, fully-paid and non-assessable Metro Shares equal to the product of the number of Applicable PJC Shares multiplied by the Exchange Ratio; provided that no fractional Metro Shares will be issued under the Amalgamation, and any resulting fractional Metro Share shall be rounded down, to the closest whole number, and such PJC Shareholder will receive the net cash proceeds of such fractional Metro Share as set forth in Section 4.2;

provided that, if the Share Proration Percentage is less than 100%,

(b)	the balance of the PJC Shares held by such PJC Shareholder (in this Section 4.1.3, the Remaining PJC Shares) shall be converted into such number of duly authorized, fully-paid and non-assessable Amalco Redeemable Shares as is equal to the number of such Remaining PJC Shares, which Amalco Redeemable Shares shall be redeemed immediately following the Amalgamation by Amalco in consideration for $24.50 per share;

4.1.4	the PJC Shares outstanding immediately prior to the Effective Time that are held by [a] Holdco) shall be cancelled, without any repayment of capital in respect thereof, and such shares shall not be converted into shares of Amalco or exchanged for Metro Shares;

4.1.5	with respect to the Qualifying Holdco Shares outstanding immediately prior to the Effective Time that are held by a Qualifying Holdco Shareholder (other than a Qualifying Holdco Shareholder that has made a Qualifying Holdco Shareholder Election) who has elected in its Letter of Transmittal the Share Alternative:

(a)	a number of Qualifying Holdco Shares held by such Qualifying Holdco Shareholder equal to all of the Qualifying Holdco Shares outstanding immediately prior to the Effective Time that are held by such Qualifying Holdco Shareholder multiplied by the Share Proration Percentage shall be cancelled and the holder thereof shall receive in exchange therefor such number of duly authorized, fully-paid and non-assessable Metro Shares equal to the product of (i) the number of the PJC Shares held immediately prior to the Effective Time by the Qualifying Holdco from which such Qualifying Holdco Shares are issued, (ii) multiplied by the Exchange Ratio, and (iii) multiplied by the Share Proration Percentage, provided that no fractional Metro Shares will be issued under the Amalgamation, and any resulting fractional Metro Share shall be rounded down, to the closest whole number, and such Qualifying Holdco Shareholder will receive the net cash proceeds of such fractional Metro Share as set forth in Section 4.2;

provided that, if the Share Proration Percentage is less than 100%,

(b)	the balance of the Qualifying Holdco Shares held by such Qualifying Holdco Shareholder (in this Section 4.1.5, the Remaining Holdco Share Allocation Shares) shall be converted into such number of duly authorized, fully-paid and non-assessable Amalco Redeemable Shares as is equal to the number of such Remaining Holdco Share Allocation Shares, which Amalco Redeemable Shares shall be redeemed immediately following the Amalgamation by Amalco in consideration for $24.50 per share;

provided that the aggregate number of Amalco Redeemable Shares and of Metro Shares received by the Qualifying Holdco Shareholder under this Section 4.1.5 shall not exceed the number of Amalco Redeemable Shares and of Metro Shares that would have been received under Section 4.1.3 if the PJC Shares held by the Holdco of such Qualifying Holdco Shareholder were held by a PJC Shareholder.

4.1.6	with respect to the Qualifying Holdco Shares outstanding immediately prior to the Effective Time that are held by a Qualifying Holdco Shareholder (other than a Qualifying Holdco Shareholder that has made a Qualifying Holdco Shareholder Election) who has elected in its Letter of Transmittal the Cash Alternative:

(a)	a number of Qualifying Holdco Shares held by such Qualifying Holdco Shareholder equal to all of the Qualifying Holdco Shares outstanding immediately prior to the Effective Time that are held by such Qualifying Holdco Shareholder multiplied by the Cash Proration Percentage shall be converted into such number of duly authorized, fully-paid and non-assessable Amalco Redeemable Shares as is equal to the number of the PJC Shares held immediately prior to the Effective Time by the Qualifying Holdco from which such Qualifying Holdco Shares are issued multiplied by the Cash Proration Percentage, which Amalco Redeemable Shares shall be redeemed immediately following the Amalgamation by Amalco in consideration for $24.50 per share;

provided that, if the Cash Proration Percentage is less than 100%,

(b)	the balance of the Qualifying Holdco Shares held by such Holdco Shareholder (in this Section 4.1.6, the Remaining Holdco Cash Allocation Shares) shall be cancelled and such holder shall receive in exchange such number of duly authorized, fully-paid and non-assessable Metro Shares equal to the product of the number of Remaining Holdco Cash Allocation Shares multiplied by the Exchange Ratio; provided that no fractional Metro Shares will be issued under the Amalgamation, and any resulting fractional Metro Share shall be rounded down, to the closest whole number, and such Holdco Shareholder will receive the net cash proceeds of such fractional Metro Share as set forth in Section 4.2;

provided that the aggregate number of Amalco Redeemable Shares and of Metro Shares issued to a Qualifying Holdco Shareholder under this Section 4.1.6 shall not exceed the number of Amalco Redeemable Shares and of Metro Shares that would have been issued under Section 4.1.2 if the PJC Shares held by the Holdco of such Qualifying Holdco Shareholder were held by a PJC Shareholder.

4.1.7	with respect to the Qualifying Holdco Shares outstanding immediately prior to the Effective Time that are held by a Qualifying Holdco Shareholder that has made a Qualifying Holdco Shareholder Election (including, for greater certainty, those held by its Qualifying Holdco Shareholder Subsidiary):

(a)	all of the Qualifying Holdco Shares outstanding immediately prior to the Effective Time that are held by the Qualifying Holdco Shareholder Subsidiary as a result of such Qualifying Holdco Shareholder Election shall be converted into such number of duly authorized, fully-paid and non-assessable Amalco Redeemable Shares as is equal to the value of such Qualifying Holdco Shares held by such Qualifying Holdco Shareholder Subsidiary (as contemplated in section 2.8.4(b) of the Combination Agreement) divided by $24.50, which Amalco Redeemable Shares shall be redeemed immediately following the Amalgamation by Amalco in consideration for $24.50 per share; and;

(b)	all of the Qualifying Holdco Shares outstanding immediately prior to the Effective Time that are held by a Qualifying Holdco Shareholder (and which, for greater certainty, have not been transferred to a Qualifying Holdco Shareholder Subsidiary) shall be cancelled and the holder thereof shall receive in exchange therefor such number of duly authorized, fully-paid and non-assessable Metro Shares equal to the product of the number of Qualifying Holdco Shares held by such Qualifying Holdco Shareholder (and which, for greater certainty, have not been transferred to a Qualifying Holdco Shareholder Subsidiary) immediately prior to the Effective Time multiplied by the Exchange Ratio; provided that no fractional Metro Shares will be issued under the Amalgamation, and any resulting fractional Metro Share shall be rounded down, to the closest whole number, and such Holdco Shareholder will receive the net cash proceeds of such fractional Metro Share as set forth in Section 4.2.

provided that the aggregate number of Amalco Redeemable Shares and of Metro Shares issued to a Qualifying Holdco Shareholder (or its Qualifying Holdco Shareholder Subsidiary) that has made a Qualifying Holdco Shareholder Election under this Section 4.1.7 shall not exceed the number of Amalco Redeemable Shares and of Metro Shares that would have been issued under Section 4.1.2 or 4.1.3, as applicable, if the PJC Shares held by the Holdco of such Qualifying Holdco Shareholder Subsidiary and Qualifying Holdco Shareholder were held by a PJC Shareholder.

4.2	Fractional Metro Shares

In order to replace the fractional Metro Shares that would have otherwise been issued to PJC Shareholders or Qualifying Holdco Shareholders, Metro will distribute to the Depository, as agent for the applicable PJC Shareholders and Qualifying Holdco Shareholders, such number of Metro Shares (the Remaining Metro Shares) as represents the sum of the fractional Metro Shares to which the applicable PJC Shareholders and Qualifying Holdco Shareholders are otherwise entitled, rounded up to the next whole number of Remaining Metro Shares, and the Depository, as agent for the applicable PJC Shareholders and Qualifying Holdco Shareholders, shall, as expeditiously as is commercially reasonable thereafter, sell the Remaining Metro Shares through the facilities of the Toronto Stock Exchange and pay the net proceeds of such sales, after brokerage sales commissions, to those PJC Shareholders and Qualifying Holdco Shareholders who are entitled to receive a fractional Metro Share based on their respective entitlements to Remaining Metro Shares.

4.3	Issued and Paid-up Share Capital

The aggregate amount of Issued and Paid-Up Share Capital to be allocated shall not exceed the Aggregate Tax PUC and shall be allocated as follows:

4.3.1	The amount to be added to the account of Issued and Paid-up Share Capital maintained in respect of the Amalco Redeemable Shares shall be $24.50 per Amalco Redeemable Share.

4.3.2	The amount to be added to the account of Issued and Paid-up Share Capital maintained in respect of the Amalco Common Shares shall be the Aggregate Tax PUC minus the aggregate amount added to the account of Issued and Paid-up Share Capital maintained in respect of all the Amalco Redeemable Shares in accordance with Section 4.3.1.

4.4	Redemption of Amalco Redeemable Shares

Each Amalco Redeemable Share (including fraction thereof) issued pursuant to this Amalgamation Agreement shall be automatically redeemed by Amalco immediately following the Amalgamation in accordance with the Articles of Amalgamation. No certificates for the Amalco Redeemable Shares shall be issued to holders.

4.5	Dissenting Shareholders

Notwithstanding Section 4.1, PJC Shares which are held by a Dissenting Shareholder shall not be converted into Amalco Redeemable Shares, or cancelled and exchanged for Metro Shares, as applicable, on the Effective Date. Dissenting Shareholders will be entitled to be paid fair value for their PJC Shares as determined in accordance with the QBCA and their PJC Shares will be cancelled immediately prior to the Effective Date. However, if a Shareholder fails to properly exercise its right to make a claim under section 372 and following of the QBCA or waives its right to make such a claim, or if such PJC Shareholder’s rights as a PJC Shareholder are otherwise reinstated, the PJC Shares held by that PJC Shareholder shall thereupon be deemed (i) to have been converted for such number of Amalco Redeemable Shares, and if applicable cancelled and exchanged for such number of Metro Shares, as is referred to in Section 4.1.2 on the Effective Date, and (ii) shall be deemed included for the purposes of the determination of the Aggregate Consideration.

ARTICLE 5

TERMINATION

5.1	Termination

Without prejudice to any other rights or recourses of the parties hereto and notwithstanding any other provision hereof, this Agreement shall automatically terminate, without notice, immediately upon the termination of the Combination Agreement, and be of no further force or effect.

ARTICLE 6

GENERAL

6.1	Cooperation / Further Assurances

Each of the parties hereto agrees to cooperate in good faith and to take all reasonable steps and actions after the date hereof, as are not adverse to the party requested to take any such step or action, to complete the Amalgamation and the other transactions contemplated hereby. Each party hereto shall, from time to time, and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform, carry out or better evidence the terms and intent hereof.

6.2	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein.

6.3	Forum; Jurisdiction

The parties hereby submit to the non-exclusive jurisdiction of the competent court in the judicial district of Montréal, Province of Québec for any dispute, disagreement, controversy or claim arising out of or in connection with the transactions contemplated by this Agreement.

6.4	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to constitute one and the same instrument.

6.5	Time

Time shall be of the essence of this Agreement.

6.6	Amendments

This Agreement may not be modified, amended, altered or supplemented except in the manner contemplated herein and upon the execution and delivery of a written agreement executed by all parties.

6.7	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

(Signatures on next page)

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

[METRO SUBCO]

Per:
•
•

THE JEAN COUTU GROUP (PJC) INC.

Per:
•
•

[HOLDCO •]

Per:
•
•

METRO INC.

Per:
•
•

Per:
•
•

EXHIBIT I

AMALCO SHARES

Share capital

Amalco (the “Corporation”) is authorized to issue an unlimited number of common shares (the “Common Shares”) and redeemable preferred shares (the “Redeemable Shares”).

For the purposes of this Schedule, the following capitalized terms used but not otherwise defined herein have the following meaning:

(a)	“Amalgamation” means the amalgamation of Metro Subco, PJC and each Holdco under Chapter XI of the QBCA.

(b)	“Amalgamation Agreement” means the agreement dated the •, 2018 among Metro, Metro Subco, PJC and any Holdco in relation to the Amalgamation, as the same may be amended, supplemented or otherwise modified from time to time.

(c)	“Certificate of Amalgamation” the certificate issued by the enterprise registrar acting under the QBCA attesting to the Amalgamation pursuant to Section 286 of the QBCA.

(d)	“Depositary” means Computershare Trust Company of Canada.

(e)	“Effective Date” means the date shown on the Certificate of Amalgamation.

(f)	“Effective Time” means 12:01 a.m. (Eastern time) on the Effective Date.

(g)	“Holdco” has the meaning ascribed thereto in the Amalgamation Agreement.

(h)	“Letter of Transmittal and Election Form” means the letter of transmittal and election form to be sent by PJC to holders of PJC Class A Subordinate Voting Shares and PJC Class B Shares.

(i)	“Metro” means Metro Inc.

(j)	“Metro Subco” means • Québec Inc. a direct newly-incorporated wholly-owned subsidiary of Metro.

(k)	“PJC” means The Jean Coutu Group (PJC) Inc.

(l)	“PJC Class A Subordinate Voting Shares” means the class “A” subordinate voting shares in the share capital of PJC.

(m)	“PJC Class B Shares” means the class “B” shares in the share capital of PJC.

(n)	“QBCA” means the Business Corporations Act (Québec), as may be amended from time to time.

(o)	“Qualifying Holdco Shares” has the meaning ascribed thereto in the Amalgamation Agreement.

The rights, privileges, restrictions and conditions attaching to the shares of the Corporation are as follows:

I.	COMMON SHARES

(a)	Voting rights. Each Common Share shall entitle the holder thereof to one vote at all meetings of the shareholders of the Corporation (except meetings at which only the holders of another specified class of shares are entitled to vote pursuant to the provisions hereof or pursuant to the QBCA).

(b)	Dividends. The holders of the Common Shares shall be entitled to receive non-cumulative dividends, as and when declared by the board of directors.

(c)	Remaining property. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among shareholders for the purpose of winding-up its affairs, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Common Shares, the holders of the Common Shares shall be entitled to share the remaining property of the Corporation.

II.	REDEEMABLE SHARES

(a)	Voting rights. Subject to the provisions of the QBCA, the Redeemable Shares shall not entitle the holder thereof to attend any meetings of shareholders of the Corporation, and shall not, as such, entitle the holder thereof to have any voting rights.

(b)	Dividends. The holders of Redeemable Shares shall not be entitled to receive any dividends thereon.

(c)	Redemption. The Corporation shall, immediately after the issuance of the Redeemable Shares pursuant to the Amalgamation (the “Amalgamation Redemption Date”), and, in the case of any Redeemable Shares issued subsequent to the Amalgamation Redemption Date, immediately after the issuance of such Redeemable Shares (such time and the Amalgamation Redemption Date to be collectively referred to as the “Redemption Date”), redeem the Redeemable Shares and pay the Redemption Price (as defined below) in respect of each Redeemable Share.

(i)	No Notice. Except as otherwise provided herein, no notice of redemption or act or formality on the part of the Corporation shall be required to complete the redemption of the Redeemable Shares pursuant to this subsection II(c).

(ii)	Delivery of Aggregate Redemption Price. On or before the Effective Date, the Corporation shall deposit, or cause to be deposited with the Depositary, at its principal office in the city of Montréal, as agent and nominee for such holders of Redeemable Shares and for distribution to such holders of Redeemable Shares, $24.50 (the “Redemption Price”) in respect of each Redeemable Share to be redeemed by the Corporation (such aggregate amount, the “Aggregate Redemption Price”).

(iii)	Payment of Redemption Price. From and after the Redemption Date, upon surrender to the Depositary of the certificate(s) which immediately prior to the Effective Time represented outstanding PJC Class A Subordinate Voting Shares, PJC Class B Voting Shares or Qualifying Holdco Shares which were converted

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into Redeemable Shares upon the Amalgamation, together with a duly completed and executed Letter of Transmittal and Election Form, and such additional documents as the Corporation or the Depositary may reasonably require, (i) the respective holders of Redeemable Shares represented by such certificate, if any, or otherwise surrendering such shares, shall be entitled to receive in redemption therefor, and the Depositary shall pay and deliver, or cause to be paid and delivered, to the order of the respective holders of the Redeemable Shares, the Redemption Price payable and deliverable in respect of each Redeemable Share to such holders, respectively, and (ii) the holders of Redeemable Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive from the Depositary the Redemption Price in respect of each Redeemable Share therefor unless payment of the aforesaid Redemption Price has not been made in accordance with the foregoing provisions, in which case the rights of such shareholder will remain unaffected. Under no circumstances will interest on the Redemption Price be payable by the Corporation or the Depositary whether as a result of any delay in paying the Redemption Price or otherwise.

(iv)	Discharge of obligations. Subject to the delivery to and receipt by the Depositary of the Aggregate Redemption Price pursuant to subsection II(c)(ii) above, immediately after the Amalgamation, (a) each Redeemable Share shall irrevocably be deemed to be redeemed by the Corporation, (b) the Corporation shall be fully and completely discharged from its obligations with respect to the payment of the Aggregate Redemption Price to such holders of Redeemable Shares, and (c) the rights of holders of Redeemable Shares shall be limited to receiving from the Depositary the Redemption Price in respect of each Redeemable Share payable to them on presentation and surrender of the said certificate(s), if any, held by them, the Letter of Transmittal and Election Form and other documents as specified above. Subject to the requirements of applicable law with respect to unclaimed property, if all or part of the Aggregate Redemption Price has not been fully claimed in accordance with the provisions hereof within six years of the Amalgamation Date, then such remaining unclaimed Redemption Price shall be forfeited to the Corporation.

(v)	Lost certificates. In the event any certificate which, immediately prior to the Amalgamation, represented one or more PJC Class A Subordinate Voting Shares, PJC Class B Shares or Qualifying Holdco Shares which were converted into Redeemable Shares pursuant to the Amalgamation and redeemed immediately thereafter pursuant to this subsection II(c) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will pay and deliver in exchange for such lost, stolen or destroyed certificate, the Redemption Price in respect of each Redeemable Share of such holder deliverable in accordance with such holder’s Letter of Transmittal and Election Form. When authorizing such payment in exchange for the lost, stolen or destroyed certificate, the holder to whom the Redemption Price is to be paid and delivered shall as a condition precedent to the payment and delivery of the Redemption Price give a bond satisfactory to the Corporation and the Depositary in such sum as the Corporation may direct, or otherwise indemnify the Corporation in a manner satisfactory to the Corporation, acting reasonably, against any connection with any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

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(d)	Fractional Redeemable Shares. Amalco shall be authorized to issue fractional Redeemable Shares in consideration for shares which, immediately prior to the Effective Time, are outstanding PJC Class A Subordinate Voting Shares, PJC Class B Voting Shares or Qualifying Holdco Shares to be converted into Redeemable Shares pursuant to the Amalgamation Agreement.

(e)	Remaining property. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of the property or assets of the Corporation among shareholders for the purpose of winding-up its affairs, and subject to the extinguishment of the rights of holders of Redeemable Shares upon payment of the Redemption Price in respect of each Redeemable Share, the holders of the Redeemable Shares shall be entitled to receive, and the Corporation shall pay to such holders, in preference and priority to any distribution of any property or assets of the Corporation to the holders of the Common Shares or any other shares ranking junior to the Redeemable Shares, an amount equal to the Redemption Price in respect of each Redeemable Share held by them respectively and no more. After payment to the holders of Redeemable Shares of the amounts so payable to them as hereinbefore provided, such holders shall not be entitled to share in any further distribution of the property and assets of the Corporation.

(f)	Specified amount. The amount of $24.50 is the amount specified in respect of each Redeemable Share for purposes of subsection 191(4) of the Income Tax Act (Canada).

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SCHEDULE 1.1.11

AMALGAMATION RESOLUTION

(see attached)

SCHEDULE 1.1.11

AMALGAMATION RESOLUTION

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF

THE JEAN COUTU GROUP (PJC) INC.

(the “Corporation”)

BE IT RESOLVED THAT:

1.	The amalgamation (the Amalgamation) of the Corporation, a direct newly-incorporated wholly-owned subsidiary of Metro Inc. (Metro Subco) and any Holdco (as defined in the Amalgamation Agreement) in accordance with the terms of the combination agreement dated October 2, 2017 (the Combination Agreement) between the Corporation and Metro Inc. (Metro) and upon the terms and conditions set forth in the amalgamation agreement (the Amalgamation Agreement) among the Corporation, Metro, Metro Subco and any Holdco, a form of which is attached as Schedule 1.1.10 to the Combination Agreement, as more particularly described and set forth in the management information circular of the Corporation (the Circular) dated •, 2017 accompanying the notice of this meeting, and as the Amalgamation may be amended, modified or supplemented in accordance with its terms, is hereby authorized, approved and adopted.

2.	The Corporation is hereby authorized to enter into an Amalgamation Agreement substantially upon the terms set forth in the form thereof attached as Schedule 1.1.8 to the Combination Agreement pursuant to Section 277 of the Business Corporations Act (Québec) and the Amalgamation Agreement is hereby confirmed and approved.

3.	The (i) Combination Agreement, Amalgamation Agreement and related transactions, (ii) actions of the directors of the Corporation in approving the Combination Agreement and the Amalgamation Agreement, (iii) actions of the directors and officers of the Corporation in executing and delivering the Combination Agreement, the Amalgamation Agreement and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Amalgamation approved) by the shareholders of the Corporation, the board of directors of the Corporation is hereby authorized and empowered, by simple resolution, without notice to or approval of the shareholders of the Corporation, (i) to amend, modify or supplement the Combination Agreement, the Amalgamation Agreement, the Articles of Amalgamation (as defined in the Amalgamation Agreement) to the extent permitted thereby, and (ii) subject to the terms of the Combination Agreement, to revoke this resolution at any time prior to the Amalgamation becoming effective and determine not to proceed with the Amalgamation.

5.	Any officer or director of the Corporation (each, an Authorized Signatory) is hereby authorized and directed for and on behalf of the Corporation to execute and deliver for filing the Articles of Amalgamation and such other documents as are necessary or desirable to the Enterprise Registrar under the Business Corporations Act (Québec) to give effect to the Amalgamation in accordance with the Combination Agreement and the Amalgamation Agreement, such determination to be conclusively evidenced by the execution and delivery of such Articles of Amalgamation and any such other documents.

6.	Any Authorized Signatory is hereby authorized and directed for and on behalf of the Corporation to execute and deliver all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

SCHEDULE 3.1

REPRESENTATIONS AND WARRANTIES OF PJC

3.1.1	Organization and Qualification. PJC is a corporation duly incorporated and validly existing under the Laws of Québec, and has the requisite corporate power and authority to own its properties as now owned and to carry on its business as it is now being conducted. PJC is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect in respect of PJC.

3.1.2	Corporate Authorization. PJC has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the performance by PJC of its obligations under this Agreement have been duly authorized by the Board and no other corporate proceedings on the part of PJC are necessary to authorize this Agreement or the transactions contemplated herein, other than: (A) approval by the Board of the Circular; (B) the Amalgamation Resolution being approved and adopted by the PJC Shareholders at the PJC Meeting; and (C) filing of the Articles of Amalgamation with the Enterprise Registrar.

3.1.3	Fairness Opinions. The Board and the Special Committee have received the Fairness Opinions (true and complete copies of which, when executed and delivered in writing, will be delivered to Metro by PJC). True and complete copies of the engagement letters between PJC and each of National Bank Financial Inc. and TD Securities Inc. have been disclosed to Norton Rose Fulbright Canada LLP and PJC has made true and complete disclosure to Metro of all fees, commissions or other payments that may be incurred pursuant to such engagement or that may otherwise be payable to National Bank Financial Inc. and TD Securities Inc.

3.1.4	Board and Special Committee Approval. As at the date of this Agreement, (i) the Special Committee, after receiving legal and financial advice, has unanimously recommended that the Board approve the Amalgamation and that the PJC Shareholders vote in favour of the Amalgamation Resolution, and (ii) the Board, having received the unanimous recommendation of the Special Committee and after receiving advice of outside legal and financial advisors, has unanimously: (A) determined that the Consideration to be received by PJC Shareholders pursuant to the Amalgamation is fair to such holders and that the Amalgamation is in the best interests of PJC; (B) resolved to recommend that the PJC Shareholders vote in favour of the Amalgamation Resolution; and (C) authorized the entering into of this Agreement and the performance by PJC of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

3.1.5	Binding Obligation. This Agreement has been duly executed and delivered by PJC and constitutes a legal, valid and binding obligation of PJC enforceable against PJC in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

3.1.6	No Violation; Absence of Defaults and Conflicts. The execution and delivery of this Agreement by PJC and the consummation of the transactions contemplated herein do not and will not result in a breach of, and do not and will not, after notice or lapse of time or both, result in a breach of, and do not and will not contravene or conflict with, or result in any violation or breach of:

3.1.6.1	any of the terms, conditions or provisions of the articles, by-laws or other constating documents of PJC;

3.1.6.2	any indenture, agreement, deed, lease, instrument or document to which PJC is a party or by which it is contractually bound, except as would not result in a Material Adverse Effect in respect of PJC; or

3.1.6.3	assuming compliance with the matters referred to in paragraph 3.1.7 below and subject to the receipt of the Regulatory Approvals, any Laws of Canada or any province thereof or any regulations or rules thereunder applicable to PJC, or any judgement, order or decree of any Governmental Entity having jurisdiction over PJC, except as would not result in a Material Adverse Effect in respect of PJC.

3.1.7	Governmental Filings. No filings with any Governmental Entity are required to be made by PJC and no Authorizations from any Governmental Entity are required to be received by PJC in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or under the Amalgamation Agreement, except (i) in respect of the Regulatory Approvals, (ii) compliance with any applicable Securities Laws, stock exchange rules and policies, and (iii) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC.

3.1.8	Product Registrations.

3.1.8.1	All Authorizations that have been obtained by PJC to commercialize, manufacture, package, market, import, distribute, or sell pharmaceutical product have been duly obtained and are in full force and effect, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC.

3.1.8.2	PJC is in compliance with each such Authorization held by it with respect to the pharmaceutical products, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC.

3.1.8.3	PJC and its Subsidiaries have all necessary Authorizations of all Governmental Entities for the conduct of their businesses, as presently conducted, and there is no evidence or fact threatening the validity of the foregoing, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC.

3.1.9	Legal Proceedings. Except as disclosed in Section 3.1.9 of the PJC Disclosure Letter, there are no Legal Actions pending or, to the knowledge of PJC, threatened against or affecting PJC or PJC’s Subsidiaries, before or by any Governmental Entities, which, if determined adverse to the interests of PJC or its Subsidiaries (i) would have, or be reasonably expected to have a Material Adverse Effect in respect of PJC; or (ii) would or would be reasonably expected to prevent or delay the consummation of the Amalgamation or the transactions contemplated hereby. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of PJC, threatened against or relating to PJC or any of its Subsidiaries before any Governmental Entity and there is no award of any Governmental Entity outstanding against or binding on PJC or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC.

3.1.10	Capital Structure.

3.1.10.1	The authorized share capital of PJC consists of an unlimited number of Class “A” subordinate voting shares without par value, an unlimited number of Class “B” shares without par value and an unlimited number of Class “C” shares without par value, issuable in one or more series, of which 80,292,561 Class “A” subordinate voting shares and 103,500,000 Class “B” shares were issued and outstanding as at September 29, 2017.

Schedule 3.1

3.1.10.2	Section 3.1.10.2 of the PJC Disclosure Letter contains a list, as of the close of business on September 27, 2017, of the number of outstanding Options, DSUs, PBSs and SARs and the exercise price, and vested percentage, as applicable, of such Options, DSUs, PBSs and SARs. All of the PJC Shares issuable upon the exercise of rights under the Stock Option Plan, including outstanding Options, have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

3.1.10.3	Except for outstanding rights under the Stock Option Plan, the DSU Plan, the PBS Plan and the SAR Plan, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate PJC or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of PJC or any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of PJC or any of its Subsidiaries.

3.1.10.4	All outstanding PJC Shares, Options, DSUs, PBSs and SARs have been issued in material compliance with all applicable Laws.

3.1.10.5	There are no bonds, debentures or other evidences of indebtedness of PJC or any of its Subsidiaries outstanding having the right to vote (or that are convertible or exercisable for securities having the right to vote) with PJC Shareholders on any matter.

3.1.10.6	There are no issued, outstanding or authorized obligations on the part of PJC to repurchase, redeem or otherwise acquire any securities of PJC, or qualify securities for public distribution in Canada, the U.S. or elsewhere, or with respect to the voting or disposition of any securities of PJC.

3.1.10.7	All dividends or distributions on the voting or equity securities of PJC that have been declared or authorized have been paid in full.

3.1.10.8	Section 3.1.10.8 of the PJC Disclosure Letter sets forth a list of all PJC’s Subsidiaries, including its name, its jurisdiction of incorporation, its authorized and outstanding share capital and the percentage of its outstanding shares owned by PJC or any Affiliate of PJC, as applicable. Each of PJC’s Subsidiaries is duly organized and validly existing under the Laws of its jurisdiction of organization, and has the requisite power and authority to own its properties as now owned and to carry on its business as it is now being conducted. Each of PJC’s Subsidiaries is duly registered to do business and each is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect in respect of PJC. Except as set forth in Section 3.1.10.8 of the PJC Disclosure Letter, the issued and outstanding shares of PJC’s Subsidiaries owned by PJC or one of its Affiliates have been duly authorized, validly issued, fully paid and non-assessable, and are held of record and beneficially by PJC or a Subsidiary of PJC, as applicable, free and clear of Encumbrances. Except as set forth in Section 3.1.10.8 of the PJC Disclosure Letter, there are no (i) outstanding obligations, options, warrants, convertible securities or other rights, agreements or commitments relating to the share capital of PJC’s Subsidiaries, (ii) outstanding obligations of PJC’s Subsidiaries to repurchase, redeem or otherwise acquire shares of their respective capital stock or to make any material investment (in the form of a loan, capital contribution or otherwise) in any other Person or (iii) voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of shares of PJC’s Subsidiaries.

Schedule 3.1

3.1.11	Shareholders’ and Similar Agreements. Neither PJC nor any of its Subsidiaries is subject to, or affected by, any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of the securities of PJC or of any of its Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in PJC or in any of its Subsidiaries.

3.1.12	Rights Plan. PJC does not have any shareholder rights plan in place or any other similar plan which could increase the Aggregate Consideration payable by Metro pursuant to the Amalgamation Agreement or which could reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated by this Agreement or the Amalgamation.

3.1.13	Reporting Issuer Status. PJC is a reporting issuer within the meaning of Canadian Securities Laws in all provinces of Canada. The PJC Shares are listed and posted for trading on the TSX. PJC is in compliance in all material respects with all of its obligations (i) under Securities Laws and, the rules and policies of the TSX to which it is subject, and (ii) in the filing of any reports, statements, notices or other documents (including the annual information form) which it is required to file with the Securities Authorities.

3.1.14	No Orders. No delisting, suspension of trading or cease trade order with respect to the PJC Shares or any other securities of PJC has been issued and is continuing in effect and, to the knowledge of PJC, no proceedings for that purpose have been instituted, are pending or are contemplated or threatened by any Securities Authority or the TSX.

3.1.15	U.S. Securities Law Matters.

3.1.15.1	PJC does not have, and is not required to have, any class of securities registered under the United States Securities Exchange Act of 1934, as amended (the U.S. Exchange Act). PJC is not subject to any reporting obligation (whether active or suspended) pursuant to section 15(d) of, and does not voluntarily report under, the U.S. Exchange Act.

3.1.15.2	PJC is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Section 12 of the U.S. Exchange Act. PJC is not an “investment company” registered or required to be registered under the Investment Company Act of 1940 of the United States of America. PJC is a “foreign private issuer” (as such term is defined in Rule 405 under the United States Securities Act of 1933, as amended (the U.S. Securities Act) and in Rule 3b-4 under the U.S. Exchange Act).

3.1.15.3	No securities of PJC are listed or admitted for listing on any national securities exchange in the United States of America.

3.1.15.4	PJC has had a class of its securities listed on the TSX for the preceding twelve (12) calendar months. For at least the preceding thirty-six (36) calendar months, PJC has been subject to the continuous disclosure requirements of a securities commission in Canada. PJC is currently in compliance in all material respects with the obligations arising from such listing and reporting.

Schedule 3.1

3.1.15.5	The aggregate market value of the public float of the outstanding equity shares of PJC (calculated as specified for a business combination under Forms F-8 and F-80 under the U.S. Securities Act) is $75 million or more.

3.1.16	Reports. As of their respective filing dates (or if amended by a subsequent filing prior to the date of this Agreement, as of the date of such filing), each of the documents forming part of the PJC Disclosure Record since February 27, 2016 complied in all material respects with the requirements of applicable Securities Laws and none of such documents contained any Misrepresentation. There is no material change relating to PJC which has occurred and with respect to which the requisite material change report has not been filed on SEDAR. PJC has not filed any confidential material change reports with the Securities Authorities that are still maintained on a confidential basis. To the knowledge of PJC, neither PJC nor any of the PJC Disclosure Record is subject of an ongoing audit, review, comment or investigation by any Securities Authority or the TSX.

3.1.17	Financial Statements. PJC’s audited annual consolidated financial statements contained in the PJC Disclosure Record (including any of the notes or schedules thereto and the auditor’s report thereon) and PJC’s unaudited interim condensed consolidated financial statements contained in the PJC Disclosure Record (including any of the notes or schedules thereto) (i) fairly present in all material respects the consolidated financial position of PJC as of their respective dates and the consolidated financial performance and cash flows of PJC for the respective periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments), (ii) reflect, in all material respects, the assets and liabilities of PJC and its Subsidiaries as at their respective dates, and (iii) have been prepared in all material respects in accordance with GAAP and Securities Laws (except (A) as otherwise indicated in such financial statements and the notes thereto; or (B) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments). PJC does not intend to correct or restate, nor, to the knowledge of PJC is there any basis for any correction or restatement of, any aspect of any of PJC’s financial statements included in the PJC Disclosure Record (other than any corrections or restatements required as a result of changes in GAAP that have retroactive application). There are no, nor are there any commitments to become a party to, any off- balance sheet transaction, arrangement, obligation (including contingent obligations) or other similar relationships of PJC or of any of its Subsidiaries with unconsolidated entities or other Persons.

3.1.18	Disclosure Controls and Internal Control over Financial Reporting.

3.1.18.1	PJC has established and maintains a system of disclosure controls and procedures (as such term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) that are designed to provide reasonable assurance that information required to be disclosed by PJC in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, and reported on a timely basis and accumulated and communicated to PJC’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

3.1.18.2	PJC has established and maintains a system of internal control over financial reporting (as such term is defined in Regulation 52- 109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) that is designed to provide reasonable assurance regarding the reliability of PJC’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

3.1.18.3	To the knowledge of PJC, there is no material weakness (as such term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management

Schedule 3.1

or other PJC Employees who have a significant role in the internal control over financial reporting of PJC. As of the date hereof, none of PJC, any of its Subsidiaries or, to PJC’s knowledge, any director, PJC Employee, auditor, accountant or Representative of PJC or any of its Subsidiaries has received or otherwise obtained knowledge of any well founded complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any well founded complaint, allegation, assertion, or claim that PJC or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

3.1.19	Undisclosed Liabilities. Except for (i) liabilities which are accrued or reserved against in the balance sheet included in PJC’s unaudited financial statements for and as at the three months ended June 3, 2017 (the PJC Balance Sheet) (or reflected in the notes thereto); (ii) liabilities incurred since the date of the PJC Balance Sheet in the Ordinary Course; (iii) those incurred in the Ordinary Course and not required to be set forth in the PJC Balance Sheet under GAAP; and (iv) those incurred in connection with the execution of this Agreement, PJC does not have any material liabilities of any nature (matured or unmatured, fixed or contingent) required to be reflected or reserved against on a consolidated balance sheet of PJC or disclosed in the notes thereto prepared in accordance with GAAP.

3.1.20	Books and Records. In the past five (5) years, all accounting and financial Books and Records (i) have been maintained in all material respects in accordance with GAAP, (ii) are stated in reasonable detail, (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of PJC and its Subsidiaries, and (iv) accurately and fairly reflect the basis of PJC’s financial statements.

3.1.21	Auditors. The auditors of PJC are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in Regulation 51-102 respecting Continuous Disclosure Obligations) with the auditors of PJC.

3.1.22	Absence of Certain Changes. Other than the transactions contemplated in this Agreement and except as disclosed (i) in Section 3.1.22 of the PJC Disclosure Letter or (ii) in the PJC Disclosure Record, since February 28, 2017: (i) PJC has conducted its business only in the Ordinary Course; and (ii) there has not been any event, circumstance, occurrence, proceeding, investigation, development or state of circumstances or facts pending or threatened that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC.

3.1.23	Conduct of Business. Except (i) as would not have any Material Adverse Effect in respect of PJC, or would not significantly impede PJC’s ability to consummate the Amalgamation contemplated herein and (ii) as disclosed in Section 3.1.23 of the PJC Disclosure Letter, since February 28, 2017, PJC has not, directly or indirectly:

(a)	amended its articles, charter or by-laws or other comparable organizational documents or amended in any material respects the constating documents of any of its Subsidiaries;

(b)	declared, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the PJC Shares owned by any Person or the securities of any Subsidiary owned by a Person other than PJC except in the Ordinary Course;

(c)	adjusted, subdivided, combined or reclassified its share capital;

Schedule 3.1

(d)	issued, granted, sold or pledged or agreed to issue, grant, sell or pledge any securities of PJC or its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of PJC or its Subsidiaries, other than the issuance of PJC Shares issuable pursuant to the terms of Options;

(e)	redeemed, purchased or otherwise acquired or subjected to an Encumbrance any of its outstanding securities or securities convertible or exchangeable into or exercisable for any such securities, unless otherwise required by the terms of such securities and other than in transactions between two or more PJC wholly-owned Subsidiaries or between PJC and a PJC wholly-owned Subsidiary;

(f)	amended or modified the terms of any of its securities;

(g)	undertaken any capital reorganization or reduced the stated capital of any outstanding securities of PJC or any of its Subsidiaries,

(h)	adopted a plan of liquidation or resolution providing for the liquidation or dissolution of PJC or any of its Subsidiaries;

(i)	split, consolidated, redeemed, purchased or otherwise acquired any of its outstanding shares or other securities;

(j)	made any change in its accounting methods or policies or adopted new accounting policies, in each case except as required in accordance with GAAP or applicable Laws or pursuant to written instructions, comments or orders of a Securities Authority;

(k)	entered into any Contract with respect to any of the foregoing; or

(l)	(A) filed or made any material Tax Return or amended Tax Return, except as required by Law and in a manner consistent with past practice, (B) entered into any material agreement with a Governmental Entity with respect to Taxes, (C) surrendered any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, (D) consented to the extension or waiver of the limitation period applicable to any material Tax matter, (E) materially amended or changed any of its methods of reporting or accounting for income, for income Tax purposes, except as may be required by Law, (F) settled, compromised or agreed to the entry of judgment with respect to any proceeding relating to Taxes, except for any settlement, compromise or agreement that is not materially detrimental to PJC taking into account any reserves made in relation to such Taxes as reflected on PJC Financial Statements, (G) taken any action or entered into any transaction that would have the effect of reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and (d) of the Tax Act otherwise available to Metro and/or its Subsidiaries in respect of any property owned or to be owned directly or indirectly by PJC or its Subsidiaries, (H) taken any action or fail to take any action that would, or would reasonably be expected to, cause the Tax attributes of assets of PJC or any of its Subsidiaries or the amount of Tax loss carry-forwards of PJC or any of its Subsidiaries to materially and adversely change from what is reflected in their respective Tax returns, or render such Tax loss carry-forwards unusable (in whole or in part) by any of them or any successor corporations.

Schedule 3.1

3.1.24	Compliance with Laws. Except as set forth in Section 3.1.24 of the PJC Disclosure Letter and except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC, PJC and each of its Subsidiaries, as well as their operations and contractual relationships are, and since March 1, 2015 have been, in compliance with, and to the knowledge of PJC are not under investigation with respect to, and have not been threatened to be charged with or given notice of any violation of, any applicable Law (including those Laws applicable to the researching, testing, manufacture, manufacturing of pharmaceutical products, supply chain, storage, packaging, labelling, marketing, commercialization, advertising, wholesale, provision, sale, distribution, import, export, use, administration, or pricing of a drug product (including a generic drug product), medication or prescription, including, without limitation the Pharmacy Act (Québec), the Act respecting prescription drug insurance (Québec), the Act respecting the Régie de l’assurance maladie du Québec (Québec), and the Code of ethics of pharmacists (Québec) and all regulation promulgated thereunder (collectively, Pharmaceutical Laws), privacy Laws and franchisee legislation).

3.1.25	Taxes.

Except as disclosed in Section 3.1.25 of the PJC Disclosure Letter:

3.1.25.1	PJC and each of its Subsidiaries has duly and timely filed all Tax Returns required to be filed by it prior to the date hereof and all such Tax Returns are complete and correct in all material respects.

3.1.25.2	PJC and each of its Subsidiaries has paid all material Taxes which are due and payable and all assessments and reassessments, and all other material Taxes due and payable by it on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been made in the most recently published consolidated financial statements of PJC. PJC and its Subsidiaries have provided adequate accruals in accordance with GAAP in the most recently published consolidated financial statements of PJC for any material Taxes of PJC or its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course. None of PJC or its Subsidiaries has received a refund to which it was not entitled.

3.1.25.3	PJC and each of its Subsidiaries has withheld or collected all material amounts which are required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

3.1.25.4	No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted in writing with respect to Taxes of PJC or any of its Subsidiaries, and neither PJC nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted in writing or, to the knowledge of PJC, threatened against PJC or any of its Subsidiaries or any of their respective assets.

3.1.25.5	No claim has been made by any Governmental Entity in a jurisdiction where PJC or any of its Subsidiaries does not file Tax Returns that PJC or any of its Subsidiaries is or may be subject to Tax or required to file any Tax Returns in that jurisdiction.

3.1.25.6	There are no Encumbrances (other than Permitted Encumbrances) with respect to Taxes upon any of the assets of PJC or any of its Subsidiaries.

Schedule 3.1

3.1.25.7	There are no currently effective elections, agreements or waivers extending or waiving the statutory period, or providing for an extension of time, with respect to the assessment, reassessment or collection of any material Taxes payable, or of the filing of any material Tax Return or any payment of material Taxes, by PJC or any of its Subsidiaries, and no request for any such waiver or extension is currently pending.

3.1.25.8	PJC and each of its Subsidiaries has made available to Metro true, correct and complete copies of all Tax Returns for taxation years ended on or after February 28, 2015.

3.1.25.9	Neither PJC nor any of its Subsidiaries has ever directly or indirectly transferred any property to or supplied any services to or acquired any property or services from a non-resident of Canada (within the meaning of the Tax Act) with whom it was not dealing at arm’s length for consideration other than consideration equal to the fair market value of the property or services at the time of transfer, supply or acquisition of the property or services, and PJC and each of its Subsidiaries is, in all material respects, in compliance with section 247 of the Tax Act and any comparable provision of Law, including any documentation and recordkeeping requirements thereunder.

3.1.25.10	Neither PJC nor any of its Subsidiaries is liable for any Taxes of another Person pursuant to any provision of Law (including section 160 of the Tax Act) or any Tax sharing agreement, Tax indemnification agreement or other similar agreement or provision.

3.1.25.11	The tax attributes of the assets of PJC and each of its Subsidiaries are accurately reflected, in all material respects, in the Tax Returns of PJC and each of its Subsidiaries, as applicable, and have not materially and adversely changed since the date of such Tax Returns.

3.1.25.12	There are no circumstances existing which could result in the application of any of Sections 78 to 80.04 of the Tax Act, or any similar provincial Law, to PJC or any of its Subsidiaries.

3.1.26	Employees.

3.1.26.1	PJC and its Subsidiaries are in material compliance with all Laws respecting employment, including pay equity, wages, hours of work, overtime, vacation, human rights and work safety and health. Except as set forth in Section 3.1.26.1 of the PJC Disclosure Letter, as of the date hereof, there are no claims, complaints, investigations or orders in respect of any material PJC Employee under any such Law now pending or, to the knowledge of PJC, threatened against PJC and its Subsidiaries by or before any Governmental Entity as of the date hereof and, as of the date hereof, no such claims, complaints, investigations or orders could reasonably be expected to have a Material Adverse Effect in respect of PJC.

3.1.26.2	To PJC’s knowledge, none of PJC’s or its Subsidiaries’ officers, directors or employees have breached PJC’s Code of Ethics disclosed in the Data Room and no potential material breach thereof has occurred.

3.1.26.3	All amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, sick days with pay and benefits under Employee Plans and other similar accruals have either been paid or are accurately reflected in all material respects in the Books and Records of PJC and its Subsidiaries.

3.1.26.4	Except as disclosed in Section 3.1.26.4 of the PJC Disclosure Letter, no PJC Employee has any agreement as to length of notice or severance payment required to terminate his or her employment, other than such as results from Law from the employment of an employee without an agreement as to notice or severance.

Schedule 3.1

3.1.26.5	Except as disclosed in Section 3.1.26.5 of the PJC Disclosure Letter, there are no change of control payments, golden parachutes, severance payments, retention payments, Contracts or other agreements with current or former PJC Employees providing for cash or other compensation or benefits upon the consummation of, or relating to, the Amalgamation, including a change of control of PJC or of any of its Subsidiaries.

3.1.26.6	Except as disclosed in Section 3.1.26.6 of the PJC Disclosure Letter, there are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety, workers compensation or insurance legislation and none of PJC or any Subsidiary has been reassessed in any material respect under such legislation during the past three years and, to the knowledge of PJC, no audit of PJC or any Subsidiary is currently being performed pursuant to any applicable workplace safety, workers compensation or insurance legislation. As of the date of this Agreement, to PJC’s knowledge, there are no claims or potential claims which may materially adversely affect PJC and its Subsidiaries’ accident cost experience.

3.1.26.7	All orders and material inspection reports under applicable workplace safety and health legislation (WSHL) have been made available to Metro. There are no material charges pending under WSHL. PJC has complied in all material respects with any orders issued under WSHL and to the knowledge of PJC there are no appeals of any orders under WSHL currently outstanding.

3.1.27	Employee Plans.

3.1.27.1	True, complete and up-to-date copies of all Employee Plans which, individually or in the aggregate, are material to PJC, or summaries of the material terms thereof have been disclosed to Metro in the Data Room maintained by PJC, including the special transition and/or recognition bonus programs in connection with the Amalgamation, the particulars of which have been set forth in Section 2.5.3 of the PJC Disclosure Letter.

3.1.27.2	Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC, all of the Employee Plans are and have been established, registered, qualified and administered in accordance with all Laws, and in accordance with their terms, the terms of the material documents that support such Employee Plans and the terms of agreements between PJC and its Subsidiaries and PJC Employees (present and former) who are members of, or beneficiaries under, the Employee Plans. To the knowledge of PJC, no fact or circumstance exists which could adversely affect the registered status of any such Employee Plan. Neither PJC, nor to the knowledge of PJC, any of its agents or delegates, has breached any fiduciary obligation with respect to the administration or investment of any Employee Plan.

3.1.27.3	Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC, (A) all current obligations of PJC regarding the Employee Plans have been satisfied, and (B) all contributions, premiums or Taxes required to be made or paid by PJC by Laws or under the terms of each Employee Plan have been made in a timely fashion in accordance with Laws and the terms of the applicable Employee Plan.

Schedule 3.1

3.1.27.4	To the knowledge of PJC, no Employee Plan is subject to any pending Legal Action initiated by any Governmental Entity, or by any other party (other than routine claims for benefits) which, if adversely determined, would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC and, to the knowledge of PJC, there exists no state of facts which could reasonably be expected to give rise to any such Legal Action.

3.1.27.5	Except as provided in this Agreement or as disclosed in Section 3.1.27.5 of the PJC Disclosure Letter, the execution, delivery and performance of this Agreement and the consummation of the Amalgamation will not (A) result in any material payment (including, without limitation, bonus, golden parachute, retirement, severance, unemployment compensation, or other benefit or enhanced benefit) becoming due or payable to any of the PJC Employees (present or former), (B) materially increase the compensation or benefits otherwise payable to any PJC Employee (present or former), or (C) result in the acceleration of the time of payment or vesting of any material benefits or entitlements otherwise available pursuant to any Employee Plan (except for outstanding Options, DSUs, PBSs and SARs).

3.1.27.6	Except as disclosed in Section 3.1.27.6 of the PJC Disclosure Letter or as required by Law, none of the Employee Plans (other than registered or other pension plans) provide for retiree or post-termination benefits or for benefits to retired or terminated employees or to the beneficiaries or dependants of retired or terminated employees.

3.1.27.7	Except as disclosed in Section 3.1.27.7, each Employee Plan that is a funded plan is fully funded on both a going concern pursuant to the actuarial assumptions and methodology utilized in the most recent actuarial valuation therefore and solvency basis.

3.1.27.8	With respect to each Employee Plan that is a registered pension plan, except as disclosed in Section 3.1.27.8 of the PJC Disclosure Letter, (A) all contribution holidays under and surplus withdrawals from the Employee Plan have been taken in accordance with Law, (B) no Employee Plan that is a defined benefit registered pension plan has received a transfer of assets from or been merged with another registered pension plan or has been subject to a partial wind-up in respect of which surplus assets relating to the partial wind-up group were not dealt with at the time of partial wind-up, (C) no assets have been applied other than for proper payments of benefits, refunds of over-contributions and permitted payments of reasonable expenses incurred by or in respect of an Employee Plan, and (D) no conditions have been imposed by any Person and no undertakings or commitments have been given to any employee, union or any other Person concerning the use of assets relating to any Employee Plan or any related funding medium or any deviation from any Employee Plan.

3.1.28	Collective Agreements.

3.1.28.1	Section 3.1.28.1 of the PJC Disclosure Letter sets forth a complete list of all Collective Agreements. As of the date hereof, PJC and its Subsidiaries are in compliance in all material respects with the terms and conditions of such Collective Agreements. Other than as disclosed in Section 3.1.28.1 of the PJC Disclosure Letter, none of PJC or its Subsidiaries has any material unresolved grievances, notice of default or statement of offence or material pending proceedings outstanding under any Collective Agreement.

3.1.28.2	Other than the Collective Agreements disclosed in Section 3.1.28.2 of the PJC Disclosure Letter, no Collective Agreement is currently being negotiated in respect of PJC Employees. The only Collective Agreements in force with respect to the PJC Employees are the Collective Agreements, true, correct and complete copies of which have been disclosed to Metro in the Data Room maintained by PJC to which Metro has been given access, except for documents which do not materially modify any term or condition of employment of any PJC Employees.

Schedule 3.1

3.1.28.3	To the knowledge of PJC, there are no threatened or pending union organizing activities involving any PJC Employees not already covered by a Collective Agreement. Except as disclosed in Section 3.1.28.3 of the PJC Disclosure Letter, there is no labour strike, dispute, work slowdown or stoppage pending or involving or, to the knowledge of PJC, threatened against PJC and no such event has occurred within the last five (5) years.

3.1.28.4	Other than as disclosed in Section 3.1.28.4 of the PJC Disclosure Letter, none of PJC or any of its Subsidiaries is party to any letter of intent, letter of understanding, memorandum of agreement or any other type of agreement with any labour organization, including an employers’ organization, which could materially affect any of the terms contained in the disclosed Collective Agreements.

3.1.28.5	Other than the Collective Agreements disclosed in Section 3.1.28.1 of the PJC Disclosure Letter, none of PJC or its Subsidiaries is a party, either directly or indirectly, or by operation of law to any other Collective Agreement and there are no outstanding labour tribunal proceedings of any kind or other event of any nature whatsoever, including any proceedings which could result in certification, interim certification, voluntary recognition, or succession rights of a trade union, council of trade unions, employee bargaining agencies, affiliated bargaining agent or any other Person as bargaining agent for any PJC Employees, not already covered by a Collective Agreement.

3.1.28.6	Except in respect of the Collective Agreements disclosed in Section 3.1.28.1 of the PJC Disclosure Letter, and except as disclosed in Section 3.1.28.6 of the PJC Disclosure Letter, no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the employees of PJC by way of certification, interim certification, voluntary recognition, or succession rights, or has applied or, to the knowledge of PJC, threatened to apply to be certified as the bargaining agent of any employees of PJC.

3.1.28.7	None of PJC or its Subsidiaries has engaged in any lay-off activities within the past three (3) years that would violate group termination or lay-off requirements of the applicable provincial employment standards Law or other Law.

3.1.28.8	Except as disclosed in Section 3.1.28.8 of the PJC Disclosure Letter, none of PJC or its Subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of PJC, threatened against PJC or any of its Subsidiaries, which could reasonably be expected to have a Material Adverse Effect in respect of PJC.

3.1.28.9	To the knowledge of PJC, no trade union has applied to have PJC or any of its Subsidiaries declared a common, related or successor employer pursuant to the Labour Code (Québec) or any similar legislation in any jurisdiction in which PJC or any of its Subsidiaries carries on business.

3.1.29	Environmental Matters. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC, (i) no written notice, order, complaint or penalty has been received by PJC or any of its Subsidiaries alleging that PJC or any of its Subsidiaries is in violation of, or has any liability or potential liability under, any Environmental Law, and, to PJC’s knowledge, there are no Legal Actions pending or threatened against PJC or any of its Subsidiaries by or before any Governmental Entity which allege a violation of, or any

Schedule 3.1

liability or potential liability under, any Environmental Laws, (ii) PJC and each of its Subsidiaries has all environmental permits necessary for the operation of their respective businesses and to comply with all Environmental Laws, and (iii) the operations of PJC and each of its Subsidiaries are in compliance with Environmental Laws.

3.1.30	Real Property.

3.1.30.1	Section 3.1.30.1 of the PJC Disclosure Letter sets out a complete and accurate list of all real and immoveable property owned by PJC and/or its Subsidiaries as of September 27, 2017 (each such property disclosed, or required to be disclosed, in Section 3.1.30.1 of the PJC Disclosure Letter, an Owned Property), in each case by reference to their municipal addresses.

3.1.30.2	Other than as disclosed in Section 3.1.30.2 of the PJC Disclosure Letter, (i) PJC or one of its Subsidiaries is the owner of the Owned Properties and leasehold title to the Leased Properties free and clear of all Encumbrances except for Permitted Encumbrances, (ii) there are no options or rights of first refusal to purchase the Owned Properties or any portion thereof or interest therein, and (iii) neither PJC nor any of its Subsidiaries is the owner (as of the date hereof) of, or is bound by or subject to any agreement or option to own, any real or immoveable property other than the Owned Properties.

3.1.30.3	Section 3.1.30.3 of the PJC Disclosure Letter sets out a complete and accurate list of all real and immoveable property leased, subleased, licensed and/or (other than the Owned Properties) occupied by PJC and/or its Subsidiaries, other than de minimis leases for immaterial, not related to PJC’s main operations, leased premises within joint venture entities which premises are not used in the operation of the business of PJC as of September 27, 2017 (each such property disclosed, or required to be disclosed, in Section 3.1.30.3 of the PJC Disclosure Letter, a Leased Property), in each case by reference to their municipal addresses and store numbers.

3.1.30.4	Section 3.1.30.4 of the PJC Disclosure Letter sets out a complete and accurate list of all of the Leases as of September 27, 2017. True and complete copies of the Leases have been disclosed in the Data Room and no Lease has been modified, rescinded or terminated since such disclosure and other than as disclosed in Section 3.1.30.4 of the PJC Disclosure Letter or in the Ordinary Course.

3.1.30.5	Except as disclosed in Section 3.1.30.5 of the PJC Disclosure Letter, neither PJC nor any of its Subsidiaries is a party to, or under any agreement to become a party to, any lease, licence or occupancy agreement with respect to real or immoveable property other than the Leases in respect of the Leased Properties.

3.1.30.6	Each Lease in the Provinces of Ontario and New Brunswick creates a good and valid leasehold estate in the Leased Properties thereby demised and is in full force and effect without amendment; and each Lease in the Provinces of Québec creates valid, good and marketable title in the Leased Properties thereby demised and is in full force and effect without amendment.

3.1.30.7	With respect to each Lease (i) except as disclosed in Section 3.1.30.7 of the PJC Disclosure Letter, all rents and additional rents have been paid, (ii) no waiver, indulgence or postponement of the lessee’s obligations has been granted by the lessor, (iii) there exists no event of default or event, occurrence, condition or act (including the transactions contemplated herein) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default under the Lease, and (iv) to the knowledge of PJC, all of the covenants to be performed by any other party under the Lease have been performed in all material respects.

Schedule 3.1

3.1.30.8	No third party has repudiated or has the right to terminate or repudiate any such lease, sublease, license or occupancy agreement (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease, sublease, license or occupancy agreement) or any provision thereof.

3.1.30.9	Except as disclosed in Section 3.1.30.9 of the PJC Disclosure Letter, none of the Leases has been assigned, and none of the Leased Properties or Owned Properties has been leased, subleased or sublicensed by PJC or any of its Subsidiaries, to any Person.

3.1.30.10	None of the Leased Properties or Owned Properties or the buildings and/or fixtures thereon, nor their use, operation or maintenance for the purpose of carrying on the business of PJC in the Ordinary Course violates in any material respect any restrictive covenant binding upon PJC or any Owned Property or any Leased Property or any provision of any Law.

3.1.30.11	Neither PJC nor any of its Subsidiaries owes any sums in respect of the Encumbrances described in Section 3.1.30.11 of the PJC Disclosure Letter and such Encumbrances are not in respect of any current binding obligation of PJC and its Subsidiaries.

3.1.31	Personal Property. PJC and/or its Subsidiaries is the owner of all material personal or movable property of any kind or nature which PJC or any of its Subsidiaries purports to own, free and clear of all Encumbrances (other than Permitted Encumbrances), except as would not, individually or in the aggregate, have a Material Adverse Effect in respect of PJC. PJC and its Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal or movable property leased by and material to PJC or any of its Subsidiaries as used, possessed and controlled by PJC or its Subsidiaries, as applicable, except as would not, individually or in the aggregate, have a Material Adverse Effect in respect of PJC.

3.1.32	Franchise Matters.

3.1.32.1	Section 3.1.32.1 of the PJC Disclosure Letter sets out a complete and accurate list of all locations wherein a franchisee is operating a pharmacy and commercial section in accordance with the franchise system established and developed by PJC (each such location disclosed, or required to be disclosed, in Section 3.1.32.1 of the PJC Disclosure Letter, a Franchised Location), in each case by reference to their municipal addresses and store numbers.

3.1.32.2	Section 3.1.32.2 of the PJC Disclosure Letter sets out a complete and accurate list of all of the franchise agreements and other Contract in which PJC grants to a franchisee the right to sell, offer for sale or distribute goods or services in accordance with the franchise system established and developed by PJC as of September 27, 2017 (each such agreement disclosed, or required to be disclosed, in Section 3.1.32.2 of the PJC Disclosure Letter, a Franchise Agreement).

3.1.32.3	True and complete copies of the Franchise Agreements have been disclosed in the Data Room and no Franchise Agreement has been modified, rescinded or terminated since such disclosure, except in the Ordinary Course. Except as disclosed in Section 3.1.32.3 of the PJC Disclosure Letter, the Franchise Agreements are binding and enforceable by the parties thereto in accordance with their terms.

Schedule 3.1

3.1.32.4	The franchisees are in compliance with all of the requirements of the franchise system of PJC and the franchisees are operating their franchise businesses in accordance with the Franchise Agreements, as well as with the operations manual and systems standards established by PJC, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC.

3.1.32.5	PJC offers and sells franchises and operates the franchise system in the provinces of Québec, Ontario and New Brunswick.

3.1.32.6	Section 3.1.32.6 of the PJC Disclosure Letter sets out a complete and accurate list of all of the Franchised Locations which are located within a jurisdiction subject to franchise legislation and expressly requiring the delivery of a disclosure document to the franchisees (the Disclosure Document).

3.1.32.7	The Disclosure Documents provided to the franchisees were prepared in compliance, in all material respects, with the applicable franchise legislation, and do not contain any untrue statements or misrepresentations. None of the franchisees of the Franchised Locations which are located within a jurisdiction subject to franchise legislation and expressly requiring the delivery of a disclosure document to the franchisee have a right of revocation or termination of the Franchise Agreement.

3.1.33	Intellectual Property.

3.1.33.1	Except as would not and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC, or as disclosed in Section 3.1.33.1 of the PJC Disclosure Letter: (i) PJC and/or its Subsidiaries own all right, title and interest in and to, or have validly licensed (and are not in material breach of such licenses), all Intellectual Property that is material to the conduct of the business, as presently conducted, of PJC and its Subsidiaries (collectively, the Intellectual Property Rights); (ii) all such Intellectual Property Rights that are owned by or licensed to PJC, and/or its Subsidiaries are sufficient for conducting the business, as presently conducted, of PJC and its Subsidiaries; (iii) to the knowledge of PJC, all Intellectual Property Rights owned or leased by PJC and/or its Subsidiaries are valid and enforceable, and to the knowledge of PJC, the carrying on of the business of PJC and its Subsidiaries, including in relation to pharmaceutical products, and the use by PJC and its Subsidiaries of any of the Intellectual Property Rights or Technology (as defined below) owned by or licensed to them, including the production, use, sale, development, licensing and distribution of any product or good by PJC incorporating Intellectual Property Rights or Technology, does not breach, violate, infringe or interfere with any rights of any other Person; (iv) to the knowledge of PJC, no third party is infringing upon the Intellectual Property Rights owned or licensed by PJC or its Subsidiaries; (v) PJC is taking all steps that are required to protect confidential information and trade secrets associated with or related to the Intellectual Property Rights; (vi) all computer hardware and associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of PJC and its Subsidiaries (collectively, the Technology) are sufficient for conducting the business, as presently conducted, of PJC and its Subsidiaries; and (vii) PJC and its Subsidiaries own or have validly licensed or leased (and are not in material breach of such licenses or leases) such Technology.

3.1.33.2	Except as would not and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC, or as disclosed in Section 3.1.33.2 of the PJC Disclosure Letter, to the knowledge of PJC, no Intellectual Property Right owned or leased by PJC and/or its Subsidiaries is subject to any Legal Action before or by any Governmental Entity or outstanding decree, order, judgment, Contract or stipulation that restricts or could restrict in any manner the use, transfer or licensing thereof or affects the validity, use or enforceability thereof.

Schedule 3.1

3.1.33.3	PJC and/or its Subsidiaries have valid, good and marketable title to all Intellectual Property Rights owned by PJC and/or its Subsidiaries and all Intellectual Property Rights owned or, to the knowledge of PJC, leased by PJC and/or its Subsidiaries are free and clear of any and all Encumbrances, other than Permitted Encumbrances.

3.1.34	Restrictions on Conduct of Business. Except as disclosed in Section 3.1.34 of the PJC Disclosure Letter, neither PJC nor any of its Subsidiaries is a party to or bound by any non-competition agreement, any non-solicitation agreement, or any other agreement, obligation, judgment, injunction, order or decree which purports to: (i) limit in any material respect the manner or the localities in which all or any portion of the business of PJC or its Subsidiaries are conducted; (ii) limit any business practice of PJC or of any of its Subsidiaries in any material respect; or (iii) restrict any acquisition or disposition of any property by PJC or by any of its Subsidiaries in any material respect. Neither PJC nor any of its Subsidiaries or any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that would have or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC or that would or would be reasonably expected to prevent or delay the consummation of the Amalgamation or the transactions contemplated hereby.

3.1.35	Title to the Assets.

3.1.35.1	Except in connection with the Amalgamation or except as would not be reasonably expected to have, individually or in the aggregate a Material Adverse Effect in respect of PJC, no Person has any right of first refusal, undertaking or commitment or any right or privilege capable of becoming such, to purchase any of the assets owned by PJC and its Subsidiaries or any part thereof or interest therein.

3.1.35.2	Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC, no part of the Owned Properties or the Leased Properties has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor, to the knowledge of PJC, does any Person have any intent or proposal to give such notice or commence any such proceedings.

3.1.36	Material Contracts. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of PJC, (i) each Material Contract other than Leases is legal, valid, binding and in full force and effect and is enforceable by PJC or a Subsidiary, as applicable, in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction, (ii) none of PJC or its Subsidiaries is in breach or default under any Material Contract, nor does PJC have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, and (iii) as of the date hereof, none of PJC or any of its Subsidiaries knows of, or has received any written notice of, any breach, default, cancelation, termination, or no renewal under any Material Contract by any other party to any Material Contract. Section 3.1.36 of the PJC Disclosure Letter sets out a complete and accurate list of all Material Contracts as of the date hereof.

3.1.37	Insurance. Each of PJC and its Subsidiaries is, and has been continuously since March 1, 2014, insured by reputable third party insurers and the insurance policies are appropriate for the size and nature of the business of PJC. To the knowledge of PJC, the insurance policies of PJC and its Subsidiaries are in all material respects in full force and effect in accordance with their terms.

Schedule 3.1

3.1.38	Related Party Transactions. Neither PJC nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, PJC or any of its Subsidiaries or any of their respective Affiliates or associates (except for amounts due in the Ordinary Course as salaries, bonuses and director’s fees or the reimbursement of Ordinary Course expenses). Except as disclosed in Section 3.1.38 of the PJC Disclosure Letter, there are no Contracts (other than employment arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any Person not dealing at arm’s length (within the meaning of the Tax Act). The terms and conditions of the Leases described in Section 3.1.38 of the PJC Disclosure Letter do not differ from those which would have been made or imposed between parties dealing at arm’s length (within the meaning of the Tax Act).

3.1.39	Transportation Undertaking. PJC is not a transportation undertaking within the meaning of section 53.1 of the Canada Transportation Act.

3.1.40	Brokers. No broker, investment banker, financial advisor or other Person, other than National Bank Financial Inc. and TD Securities Inc., the fees and expenses for which shall be paid by PJC, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of PJC or any of its Affiliates.

3.1.41	Disclosure. PJC has made available to Metro all material information concerning PJC, its Subsidiaries and their respective businesses and ability to operate through SEDAR, information disclosed in the Data Room or the PJC Disclosure Letter and all such information as made available to Metro is accurate, true, current and correct in all material respects.

3.1.42	Funds Available. PJC has sufficient funds available to pay the Termination Fee.

Schedule 3.1

SCHEDULE 3.2

REPRESENTATIONS AND WARRANTIES OF METRO

3.2.1	Organization and Qualification. Metro is a corporation duly incorporated and validly existing under the Laws of Québec, and has the requisite corporate power and authority to own its properties as now owned and to carry on its business as it is now being conducted. Metro is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect in respect of Metro.

3.2.2	Corporate Authorization. Metro has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the performance by Metro of its obligations under this Agreement have been duly authorized by the board of directors of Metro and no other corporate proceedings on the part of Metro are necessary to authorize this Agreement or the transactions contemplated herein.

3.2.3	Binding Obligation. This Agreement has been duly executed and delivered by Metro and constitutes a legal, valid and binding obligation of Metro enforceable against Metro in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

3.2.4	No Violation; Absence of Defaults and Conflicts. The execution and delivery of this Agreement by Metro and the consummation of the transactions contemplated herein do not and will not result in a breach of, and do not and will not, after notice or lapse of time or both, result in a breach of, and do not and will not contravene or conflict with, or result in any violation or breach of:

3.2.4.1	any of the terms, conditions or provisions of the articles, by-laws or other constating documents of Metro;

3.2.4.2	any indenture, agreement, deed, lease, instrument or document to which Metro is a party or by which it is contractually bound, except as would not result in a Material Adverse Effect in respect of Metro; or

3.2.4.3	assuming compliance with the matters referred to in paragraph 3.2.5 below and subject to the receipt of the Regulatory Approvals, any Laws of Canada or any province thereof or any regulations or rules thereunder applicable to Metro, or any judgement, order or decree of any Governmental Entity having jurisdiction over Metro, except as would not result in a Material Adverse Effect in respect of Metro.

3.2.5	Governmental Filings. No filings with any Governmental Entity are required to be made by Metro and no Authorizations from any Governmental Entity are required to be received by Metro in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or under the Amalgamation Agreement, except (i) in respect of the Regulatory Approvals; (ii) compliance with any applicable Securities Laws, stock exchange rules and policies; and (iii) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Metro.

3.2.6	Compliance with Laws. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Metro, Metro and each of its Subsidiaries, as well as their operations and contractual relationships are, and since September 25, 2015 have been, in compliance with, and to the knowledge of Metro are not under investigation with respect to, and have not been threatened to be charged with or given notice of any violation of, any applicable Law (including Pharmaceutical Laws, privacy Laws and franchisee legislation).

3.2.7	Legal Proceedings. Except as disclosed in Section 3.2.7 of the Metro Disclosure Letter, there are no Legal Actions pending or, to the knowledge of Metro, threatened against or affecting Metro or its Subsidiaries, before or by any Governmental Entities, which, if determined adverse to the interests of Metro or its Subsidiaries (i) would have, or be reasonably expected to have a Material Adverse Effect in respect of Metro; or (ii) would or would be reasonably expected to prevent or delay the consummation of the Amalgamation or the transactions contemplated hereby. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Metro, threatened against or relating to Metro or any of its Subsidiaries before any Governmental Entity and there is no award of any Governmental Entity outstanding against or binding on Metro or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Metro.

3.2.8	Capital Structure.

3.2.8.1	The authorized share capital of Metro consists of an unlimited number of preferred shares and an unlimited number of common shares, of which 227,697,000 common shares were issued and outstanding as at July 1, 2017.

3.2.8.2	Each of Metro’s Material Subsidiaries is duly organized and validly existing under the Laws of its jurisdiction of organization, and has the requisite power and authority to own its properties as now owned and to carry on its business as it is now being conducted. Each of Metro’s Material Subsidiaries is duly registered to do business and each is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect in respect of Metro. The issued and outstanding shares of Metro’s Material Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and are held of record and beneficially by Metro or a Subsidiary of Metro, as applicable, free and clear of Encumbrances. Except as disclosed in writing to PJC or as set forth in the Metro Disclosure Record, there are no (i) outstanding obligations, options, warrants, convertible securities or other rights, agreements or commitments relating to the share capital of Metro’s Material Subsidiaries, (ii) outstanding obligations of Metro’s Material Subsidiaries to repurchase, redeem or otherwise acquire shares of their respective capital stock or to make any material investment (in the form of a loan, capital contribution or otherwise) in any other Person or (iii) voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of shares of Metro’s Material Subsidiaries.

3.2.9	Reporting Issuer Status. Metro is a reporting issuer within the meaning of Securities Laws in all provinces of Canada. The Metro Shares are listed and posted for trading on the TSX. Metro is in compliance in all material respects with all of its obligations (i) under Securities Laws and, the rules and policies of the TSX to which it is subject, and (ii) in the filing of any reports, statements, notices or other documents (including the annual information form) which it is required to file with the Securities Authorities.

3.2.10	No Orders. No delisting, suspension of trading or cease trade order with respect to the Metro Shares or any other securities of Metro has been issued and is continuing in effect and, to the knowledge of Metro, no proceedings for that purpose have been instituted, are pending or are contemplated or threatened by any Securities Authority or the TSX.

Schedule 3.2

3.2.11	Reports. As of their respective filing dates (or if amended by a subsequent filing prior to the date of this Agreement, as of the date of such filing), each of the documents forming part of the Metro Disclosure Record since September 25, 2016 complied in all material respects with the requirements of applicable Securities Laws and none of such documents contained any Misrepresentation. There is no material change relating to Metro which has occurred and with respect to which the requisite material change report has not been filed on SEDAR. Metro has not filed any confidential material change reports with the Securities Authorities that are still maintained on a confidential basis. To the knowledge of Metro, neither Metro nor any of the Metro Disclosure Record is subject of an ongoing audit, review, comment or investigation by any Securities Authority or the TSX.

3.2.12	Financial Statements. Metro’s audited annual consolidated financial statements contained in the Metro Disclosure Record (including any of the notes or schedules thereto and the auditor’s report thereon) and Metro’s unaudited interim condensed consolidated financial statements contained in the Metro Disclosure Record (including any of the notes or schedules thereto) (i) fairly present in all material respects the consolidated financial position of Metro as of their respective dates and the consolidated financial performance and cash flows of Metro for the respective periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments), (ii) reflect, in all material respects, the assets and liabilities of Metro and its Subsidiaries as at their respective dates, and (iii) have been prepared in all material respects in accordance with GAAP and Securities Laws (except (A) as otherwise indicated in such financial statements and the notes thereto; or (B) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments). Metro does not intend to correct or restate, nor, to the knowledge of Metro is there any basis for any correction or restatement of, any aspect of any of Metro’s financial statements included in the Metro Disclosure Record (other than any corrections or restatements required as a result of changes in GAAP that have retroactive application). There are no, nor are there any commitments to become a party to, any off- balance sheet transaction, arrangement, obligation (including contingent obligations) or other similar relationships of Metro or of any of its Subsidiaries with unconsolidated entities or other Persons.

3.2.13	Disclosure Controls and Internal Control over Financial Reporting.

3.2.13.1	Metro has established and maintains a system of disclosure controls and procedures (as such term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) that are designed to provide reasonable assurance that information required to be disclosed by Metro in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, and reported on a timely basis and accumulated and communicated to Metro’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Metro has established and maintains a system of internal control over financial reporting (as such term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) that is designed to provide reasonable assurance regarding the reliability of Metro’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

3.2.13.2	To the knowledge of Metro, there is no material weakness (as such term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other Metro Employees who have a significant role in the internal control over financial reporting of Metro. As of the date hereof, none of Metro, any of its Subsidiaries or, to Metro’s knowledge, any director, Metro Employee, auditor, accountant or Representative of Metro or any of its Subsidiaries has received or otherwise obtained knowledge of any well founded complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or

Schedule 3.2

auditing matters, including any well founded complaint, allegation, assertion, or claim that Metro or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

3.2.14	Undisclosed Liabilities. Except for (i) liabilities which are accrued or reserved against in the balance sheet included in Metro’s unaudited financial statements for and as at the three and nine months ended July 1, 2017 (the Metro Balance Sheet) (or reflected in the notes thereto); (ii) liabilities incurred since the date of the Metro Balance Sheet in the Ordinary Course; (iii) those incurred in the Ordinary Course and not required to be set forth in the Metro Balance Sheet under GAAP; and (iv) those incurred in connection with the execution of this Agreement, Metro does not have any material liabilities of any nature (matured or unmatured, fixed or contingent) required to be reflected or reserved against on a consolidated balance sheet of Metro or disclosed in the notes thereto prepared in accordance with GAAP.

3.2.15	Absence of Certain Changes. Other than the transactions contemplated in this Agreement or as disclosed in the Metro Disclosure Record, since September 25, 2016: (i) Metro has conducted its business only in the Ordinary Course; and (ii) there has not been any event, circumstance, occurrence, proceeding, investigation, development or state of circumstances or facts pending or threatened that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Metro.

3.2.16	Debt Financing. Prior to the execution and delivery of this Agreement, Metro has delivered to PJC a true and complete copy of the Commitment Letter. The Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Metro and, to the knowledge of Metro, the Lenders (as applicable), subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally or principles of equity (whether considered in a proceeding in equity or at law). As of the date hereof, no event occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Metro under the Commitment Letter. The commitments described in the Commitment Letter are not subject to any condition precedent other than the conditions expressly set forth therein. As of the date hereof, assuming the accuracy of the representations and warranties set forth in Schedule 3.1 to the extent necessary to satisfy the condition in Section 6.2.2 and performance by PJC of its obligations under this Agreement, Metro has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing of the Debt Financing to be satisfied by it contained in the Commitment Letter for the Debt Financing to be available on the Effective Date and is not aware of any fact, occurrence or condition that may cause such Debt Financing to terminate or be ineffective or any of the terms or conditions of closing of such Debt Financing not being capable of being met. Assuming the Debt Financing is funded in accordance with the Commitment Letter, the accuracy of the representations and warranties set forth in Schedule 3.1 to the extent necessary to satisfy the condition in Section 6.2.2 and performance by PJC of its obligations under this Agreement, the net proceeds of the Debt Financing, will in the aggregate be sufficient for Metro to pay the Aggregate Consideration to be paid pursuant to the Amalgamation to the PJC Shareholders.

3.2.17	Transportation Undertaking. Metro is not a transportation undertaking within the meaning of section 53.1 of the Canada Transportation Act.

3.2.18	Taxes.

3.2.18.1	Metro and each of its Subsidiaries has duly and timely filed all Tax Returns required to be filed by it prior to the date hereof and all such Tax Returns are complete and correct in all material respects.

Schedule 3.2

3.2.18.2	Metro and each of its Subsidiaries has paid all material Taxes which are due and payable and all assessments and reassessments and all other material of Taxes due and payable by it on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been made in the most recently published consolidated financial statements of Metro. Metro and its Subsidiaries have provided adequate accruals in accordance with GAAP in the most recently published consolidated financial statements of Metro for any material Taxes of Metro or its Subsidiaries for the period covered by such financial statements that have not been paid.

3.2.18.3	Metro and each of its Subsidiaries has withheld or collected all material amounts which, to the knowledge of Metro, are required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

3.2.18.4	No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted in writing with respect to Taxes of Metro or any of its Subsidiaries, and neither Metro nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted in writing or, to the knowledge of Metro, threatened against Metro or any of its Subsidiaries or any of their respective assets.

3.2.18.5	No claim has been made by any Governmental Entity in a jurisdiction where Metro or any of its Subsidiaries does not file Tax Returns that Metro or any of its Subsidiaries is or may be subject to Tax or required to file any Tax Returns in that jurisdiction.

3.2.18.6	There are no Encumbrances with respect to Taxes upon any of the assets of Metro or any of its Subsidiaries.

3.2.18.7	There are no currently effective material elections, agreements or waivers extending or waiving the statutory period, or providing for an extension of time, with respect to the assessment, reassessment or collection of any material Taxes payable, or of the filing of any material Tax Return or any payment of material Taxes, by Metro or any of its Subsidiaries, and no request for any such waiver or extension is currently pending.

3.2.18.8	Neither Metro nor any of its Subsidiaries has ever directly or indirectly transferred any property to or supplied any services to or acquired any property or services from a non-resident of Canada (within the meaning of the Tax Act) with whom it was not dealing at arm’s length for consideration other than consideration equal to the fair market value of the property or services at the time of transfer, supply or acquisition of the property or services, and Metro and each of its Subsidiaries is, in all material respects, in compliance with section 247 of the Tax Act and any comparable provision of Law, including any documentation and recordkeeping requirements thereunder.

3.2.18.9	Neither Metro nor any of its Subsidiaries is liable for any Taxes of another Person pursuant to any provision of Law (including Section 160 of the Tax Act) or any Tax sharing agreement, Tax indemnification agreement or other similar agreement or provision.

3.2.19	Metro Shares. The authorized and outstanding capital of Metro and the terms of the Metro Shares are as set forth in the Metro Disclosure Record. The Metro Shares to be issued pursuant to the Amalgamation, upon issuance, will be validly issued as fully paid and non-assessable, will be listed for trading on the TSX, and will not be subject to any statutory hold or restricted period under the Securities Laws in Canada and will be freely tradeable within Canada by the holders thereof.

Schedule 3.2

3.2.20	U.S. Securities Law Matters.

3.2.20.1	Metro is not an “investment company” registered or required to be registered under the Investment Company Act of 1940 of the United States of America and will not be required to be so registered as a result of the Amalgamation. Metro is a “foreign private issuer” (as such term is defined in Rule 405 under the U.S. Securities Act and in Rule 3b-4 under the U.S. Exchange Act).

3.2.20.2	Metro has had a class of its securities listed on the TSX for the preceding twelve (12) calendar months. For at least the preceding thirty-six (36) calendar months, Metro has been subject to the continuous disclosure requirements of a securities commission in Canada. Metro is currently in compliance with the obligations arising from such listing and reporting.

3.2.20.3	The aggregate market value of the public float of the outstanding equity shares of Metro (calculated as specified for a business combination under Forms F-8 and F-80 under the U.S. Securities Act) is $75 million or more.

3.2.20.4	Metro does not have and is not required to have, any class of securities registered under the U.S. Exchange Act. Metro is not subject to any reporting obligation (whether active or suspended) pursuant to section 15(d) of, and does not voluntarily report under, the U.S. Exchange Act, except any reporting obligation under the U.S. Exchange Act that may become applicable as a result of the Amalgamation.

3.2.20.5	Metro is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Section 12 of the U.S. Exchange Act.

3.2.20.6	No securities of Metro are listed or admitted for listing on any national securities exchange in the United States of America.

3.2.21	Security Ownership. Metro does not beneficially own any securities of PJC or any of its Affiliates.

3.2.22	Brokers. No broker, investment banker, financial advisor or other Person, other than BMO Nesbitt Burns Inc. and CIBC World Markets Inc., the fees and expenses for which shall be paid by Metro, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Metro or any of its Affiliates.

Schedule 3.2